As filed with the Securities and Exchange Commission on June 28, 2006
Registration No. 333-134708

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM F-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Ainsworth Lumber Co. Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia	8731	98-0441677
(State or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
Ainsworth Engineered Corp.
(Exact name of Registrant as specified in its charter)

Nova Scotia	8731	Not Applicable
(State or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
Ainsworth Engineered Canada Limited Partnership
(Exact name of Registrant as specified in its charter)

British Columbia	8731	Not Applicable
(State or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
Ainsworth Engineered (USA), LLC
(Exact name of Registrant as specified in its charter)

Delaware	8731	331100810
(State or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
Ainsworth Corp.
(Exact name of Registrant as specified in its charter)

Minnesota	8731	98-0465740
(State or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(604) 661-3200
(Address and telephone number of Registrants’ principal executive offices)
Ainsworth Engineered (USA), LLC
502 County Road 63
Grand Rapids, MN 55744
(218) 327-3650
(Name, address and telephone number of agent for service of process in the United States)

Copy to:
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
(416) 777-4700

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Principal Amount	Offering Price Per	Aggregate	Registration
Securities to be Registered	to be Registered	Unit	Offering Price	Fee

Senior Floating Rate Notes	$75,000,000	100%	$75,000,000	$8,025.00(1)

Guarantees	(2)	(2)	(2)	(2)

(1) Paid previously.
(2) The guarantees by Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp. are being registered hereunder without separate consideration.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PART I
INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. We may not exchange original notes until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell exchange notes and is not soliciting an offer to buy original notes in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 28, 2006
US$75,000,000
Ainsworth Lumber Co. Ltd.
OFFER TO EXCHANGE
all outstanding
Senior Floating Rate Notes due April 1, 2013
(US$75,000,000 aggregate principal amount)
for
Senior Floating Rate Notes due April 1, 2013
(US$75,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933
      US$75,000,000 aggregate principal amount of Senior Floating Rate Notes due April 1, 2013, or the original notes, were originally issued and sold by us on April 18, 2006 in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and resold to qualified institutional buyers in compliance with Rule 144A under the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act.
      The terms of the new Senior Floating Rate Notes due April 1, 2013, or the exchange notes, are identical to the terms of the original notes, and evidence the same indebtedness as the original notes, except that the exchange notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the original notes and will not entitle the holders to registration rights. Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp., each a North American Restricted Subsidiary, have fully and unconditionally guaranteed the exchange notes on a joint and several basis.
      Our offer to exchange the original notes for the exchange notes will expire at 5:00 p.m., New York City time, on                     , 2006, unless we extend the offer. The terms of the exchange offer are described in this prospectus.
      We do not intend to list the exchange notes on any national securities exchange and do not expect that an established trading market for the exchange notes will develop.

      See “Risk Factors”, beginning on page 15, for a discussion of risks that you should consider in connection with tendering your original notes in the exchange offer.

      Neither the Securities and Exchange Commission (the “Commission”) nor any other regulatory body has approved or disapproved of the exchange notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

      You should rely only on the information contained in or incorporated by reference into this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus and the documents incorporated by reference herein may only be accurate on the date of such documents.

PRESENTATION OF FINANCIAL INFORMATION
      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 26 to our audited consolidated financial statements and in note 11 to our unaudited interim consolidated financial statements, both of which are included elsewhere in this prospectus.
      In this prospectus we use Adjusted EBITDA, which we define as operating earnings before amortization and write-down of capital assets, plus other income (expense). Adjusted EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP. We have included Adjusted EBITDA in this prospectus because we believe that, in addition to net income (loss), Adjusted EBITDA provides investors with a basis to evaluate our operating performance and our ability to incur and service debt and to fund capital expenditures. Investors should be cautioned, however, that Adjusted EBITDA should not be construed as an alternative to net income (loss) (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance. Our method of calculating Adjusted EBITDA may differ from the methods used by other companies and, as a result, the Adjusted EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies. For a reconciliation of Adjusted EBITDA to net income (loss), see footnote 6 under “Selected Consolidated Financial and Other Data”.

ii

EXCHANGE RATE DATA
      We present our consolidated financial statements in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.
      The following table sets forth, for each period indicated, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

						Three months
						ended
	Year ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

Low	0.6241	0.6200	0.6349	0.7158	0.7872	0.7961	0.8528
High	0.6697	0.6619	0.7738	0.8493	0.8690	0.8346	0.8834
Average	0.6444	0.6368	0.7186	0.7702	0.8276	0.8155	0.8699
      The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates and the exchange rate on the last day of each month during such period, based on the inverse of the noon buying rate as described above:

	Last six months

	2005	2006

	December	January	February	March	April	May

Low	0.8521	0.8528	0.8638	0.8531	0.8534	0.8903
High	0.8690	0.8744	0.8788	0.8834	0.8926	0.9100
End of Month	0.8579	0.8744	0.8788	0.8569	0.8926	0.9069
      On June 26, 2006, the inverse of the noon buying rate was US$0.8896 = $1.00.

iii

SUMMARY
      The following section summarizes more detailed information presented later in this prospectus. You should read the entire prospectus, including, in particular, the “Risk Factors” beginning on page 15 and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise suggests, “we”, “us”, “our” and similar terms, as well as references to “Ainsworth”, refer to Ainsworth Lumber Co. Ltd. and its consolidated subsidiaries, references to “Voyageur” refer to Voyageur Panel Limited, predecessor to our wholly-owned subsidiary, Ainsworth Engineered Corp., references to “the Minnesota OSB facilities” refer to our three oriented strand board, or OSB, facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids, and references to “Potlatch” refer to Potlatch Corporation, the former owner of our Minnesota OSB facilities. As used in this prospectus, “msf” means one thousand square feet, 3/8 of an inch thick, “mmsf” means one million square feet, 3/8 of an inch thick, “bsf” means one billion square feet, 3/8 of an inch thick, “North Central (7/16”)” refers to 7/16 of an inch thick North Central OSB, a product whose price is used as a benchmark in the OSB industry, “msf North Central (7/16”)” refers to one thousand square feet of North Central (7/16”) and “m3” means cubic meters.
Ainsworth Lumber Co. Ltd.
Overview
      We are a leading manufacturer of engineered wood products, including OSB and specialty overlaid plywood. We are, according to APA, The Engineered Wood Association, the fourth largest manufacturer of OSB in North America, and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Based in Vancouver, British Columbia, we own and operate three modern, strategically located, OSB manufacturing facilities in Canada, and we maintain a 50% ownership interest in a fourth Canadian OSB facility, located in High Level, Alberta. The High Level facility has the largest designed annual production capacity of any single-line OSB facility in the world and we believe that when the facility reaches its full designed annual production capacity, it will be one of the world’s lowest cost producers of commodity sheathing OSB. We also own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, we are one of the two largest manufacturers of specialty overlaid plywood in North America.
      We use hardwood and softwood fiber for the production of OSB, and softwood for the production of specialty overlaid plywood. For the most part, our hardwood and softwood fiber is delivered to our facilities in the form of logs. We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide approximately 87% of the wood fiber requirements for our Canadian operations.
      We produce, market and distribute a wide range of commodity and value-added OSB and specialty overlaid plywood products. We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. For the year ended December 31, 2005, approximately 30% of our production was in the form of AinsworthEngineered® value-added products, including export-standard OSB and specialty industrial OSB and plywood products. For the three months ended March 31, 2006, approximately 34% of our production was in the form of AinsworthEngineered® value-added products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.
      On May 19, 2004, we acquired all of the outstanding shares of Voyageur, a private Canadian company that owned and operated an OSB facility in Barwick, Ontario, approximately 440 kilometers (275 miles) north of Minneapolis, Minnesota. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 7%, from 440 mmsf to the current annual production capacity of 470 mmsf.
      On September 22, 2004, we acquired from Potlatch all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids.
      During the third quarter of 2005, we commenced an expansion of the Grande Prairie facility. As part of this expansion work, which includes the construction of a second production line, we have committed to purchase machinery, equipment and engineering and management support services totaling $135.7 million. The project is scheduled for completion in March 2007 and once completed will, following an initial ramp up period, add an estimated additional 600 mmsf of OSB capacity to the Grande Prairie facility.
      On September 2, 2005, we completed the purchase for $9.1 million (US$7.8 million) of 100% of the shares of Chatham Forest Products, Inc., a company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price, US$6.1 million was paid in cash at closing with the remaining amount due in equal installments on March 2, 2007 and on the earlier of initial OSB commercial production or September 2, 2008.
      Our common shares are traded on the Toronto Stock Exchange. For the year ended December 31, 2005, we generated revenues of $1,248.2 million, Adjusted EBITDA of $363.8 million and net income of $153.2 million. For the quarter ended March 31, 2006, we generated revenues of $292.6 million, Adjusted EBITDA of $77.5 million and net income of $22.7 million. We generated 91.2% and 92.2% of our revenues from OSB sales for the year ended December 31, 2005 and the quarter ended March 31, 2006, respectively.
      We intend to utilize the net proceeds of the offering of the original notes, together with a portion of our existing cash balances and available credit, to finance the construction of a second production line at our Grande Prairie, Alberta OSB facility. See “Use of Proceeds”.
Oriented Strand Board Market
      OSB is a structural panel used in building applications, primarily as a substitute for plywood. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by new residential construction, home renovation and industrial market activity. Resource Information Systems Inc., or RISI, estimates that in 2005, 57% of all OSB and plywood structural panels consumed in the U.S. were used in the construction of either single family homes, multi-family homes or mobile homes. In terms of total volume of OSB and plywood structural panels consumed in North America, RISI estimates that consumption increased from 32.1 bsf in 1995 to 45.8 bsf in 2005, a compounded average annual growth rate of 3.7%. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2005, the average variable cost of production of OSB was $156 per msf in western Canada, $178 per msf in the U.S. north central region and $159 per msf in Ontario and Quebec, compared to a 2005 average variable cost of production of plywood of $278 per msf in British Columbia and $251 per msf in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 58% in 2005 and is projected to grow to 74% of the market by 2009. Furthermore, RISI estimates that between 1994 and 2005 annual consumption of OSB in North America grew at a

9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty products such as webstock, rimboard, radiant barrier sheathing and stair systems.
      Structural panel market prices remained relatively high in 2005 and during the first quarter of 2006, although OSB prices were lower in the first quarter of 2006 than they were in each of the first and last quarters of 2005. The average monthly OSB benchmark price in 2005 was US$324 per msf North Central (7/16 ”), a decrease of approximately 13% from the record 2004 average prices. According to RISI, U.S. and Canadian housing starts, a major driver of structural panel demand, are expected to average 2.0 million per year between 2005 and 2010, and OSB demand is expected to grow at a 5.4% compounded annual growth rate over the same period.
      The North American OSB industry is relatively consolidated. The five largest suppliers accounted for more than 70%, and the top eight suppliers accounted for more than 90%, of North American capacity in 2005. Given the growing demand for structural panels and the cost advantage of OSB over plywood, we expect that the OSB industry will introduce additional manufacturing capacity. Due to the long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several more months to reach full production levels. Given these demand and supply dynamics, RISI projects the demand-capacity ratio for OSB to average 87% from 2005 through 2010.
Competitive Strengths and Opportunities
      We believe that our business has the following competitive strengths and opportunities:
      Established Modern OSB Facilities. Our four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, has a designed annual production capacity of 860 mmsf, twice that of the average North American single-line OSB facility. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility was recently benchmarked by an independent forest products research firm against 15 other North American OSB facilities and scored in the top quartile in a number of key operational measures based on calendar year 2004, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. The Barwick facility uses modern automated equipment that allows us to readily adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. Our recent acquisition of the three Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity and allowed us to optimize our overall efficiency and increase our ability to provide excellent service and flexibility to customers in the central and western regions of the United States. The acquisition of the Minnesota OSB facilities has also resulted in us obtaining additional intellectual property that has enabled us to access new specialty product markets across our entire operations.
      Proven OSB Operators. Our senior managers average over 20 years of experience in the forest products industry and most of them played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on-time and on-budget. We completed construction of 100 Mile House in 1994 with a designed annual production capacity of 360 mmsf and currently operate the mill at an estimated annual production of approximately 425 mmsf, or 18% above its original designed capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a designed annual production capacity of 540 mmsf and currently operate the mill at an estimated annual production of approximately 665 mmsf, or 23% above its original designed capacity. The Grande Prairie facility is currently undergoing a 600 mmsf expansion. Since acquiring the Barwick facility in 2004, we have increased its annual production capacity by approximately 7%. The Barwick facility currently has an estimated annual production capacity of 470 mmsf, which we believe we can increase to 500 mmsf by the end of 2006. The Minnesota OSB facilities have an estimated aggregate annual production capacity of 1,385 mmsf. We believe we can increase the annual production capacity of our Minnesota OSB facilities to 1,500 mmsf by the end of 2007.
      Leading Market Positions. We are a leader in the value-added markets we serve, including export-standard OSB and specialty industrial products. We have the largest installed capacity designed to serve the growing Japanese OSB market. Both our 100 Mile House and Grande Prairie facilities were specifically designed to economically produce three-foot wide panels used in Japanese construction, as compared with four-foot wide panels used in North America. We are also a principal supplier of specialty overlaid plywood used to manufacture long-lasting concrete forming panels for the construction markets in Canada, the United States and the United Kingdom.
      Growing Value-Added Product Mix. Our business strategy is to continue to increase our revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered® value-added products across our OSB and specialty plywood businesses. Our core management has skills and experience in all aspects of the value-added engineered wood products business, including product development, manufacturing, marketing and distribution, among others. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our recent acquisition of the Minnesota OSB facilities has provided us with a significant opportunity to expand our value-added product mix. The addition of the second production line at our Grande Prairie facility, which is currently under construction and is scheduled for completion in March 2007, will further support our value-added product strategy. The continuous-press technology that will be employed in this new line will allow us to produce a number of structural engineered wood products, including OSB and oriented strand lumber, or OSL.
      Strategically Located OSB Facilities. The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports, providing us with a transportation cost and logistical advantage for supplying the western United States and Japanese markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our North American competitors. In addition, all three of our western OSB facilities have rail access, which facilitates the cost-effective shipping of our products into the central and western regions of the United States. The Barwick facility, located close to the U.S. border in western Ontario, also has direct rail access, which provides us with competitive access to the central region of the United States. The Minnesota OSB facilities, located in northern Minnesota, close to our Barwick facility, have increased our presence in this important market and further diversified our customer base. In addition, each of the Minnesota OSB facilities has direct access to rail and highway transportation, which allows them to provide cost-effective shipping to the western and central regions of the United States.

Facilities
      Our facilities have a total estimated annual production capacity of approximately 3,375 mmsf of OSB and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. In fiscal 2005, we incurred capital expenditures of approximately $57.3 million, of which $34.7 million is related to the Grande Prairie expansion. Our facilities generally operate at or near their estimated annual production capacities, other than High level, which is still ramping up to its designated annual production capacity.
Oriented Strand Board
      Grande Prairie. We own and operate one of the world’s largest capacity single-line OSB facilities in Grande Prairie, Alberta, which has an estimated annual production capacity of approximately 665 mmsf. Production at the Grande Prairie facility in 2005 totaled 652 mmsf, of which approximately 14% was value-added products. For the quarter ended March 31, 2006, production at Grande Prairie totaled 162 mmsf. Grande Prairie uses a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. In 2002, we invested approximately $9 million in Grande Prairie to increase capacity and reduce production costs. We are currently constructing a second production line, which is expected to be in operation by March 2007 and which is expected, following an initial ramp up period, to add an estimated additional 600 mmsf of OSB annual production capacity to the Grande Prairie facility.
      100 Mile House. We own and operate our 100 Mile House, British Columbia facility, which has an estimated annual production capacity of approximately 425 mmsf. The 100 Mile House facility was the first OSB facility to adopt a nine-foot wide forming line and press that provides significant efficiency advantages over the more traditional eight-foot wide press and allows us to profitably serve the Japanese residential market where three-foot wide OSB is the standard. Our proximity to the port of Vancouver provides a significant competitive advantage on shipping costs and delivery time to the growing Japanese market. The 100 Mile House facility is our principal source of value-added OSB products for our North American customers. For the year ended December 31, 2005 and the quarter ended March 31, 2006, production at 100 Mile House totaled 416 mmsf and 105 mmsf, respectively.
      Barwick. We own and operate a modern OSB facility located in Barwick, Ontario, for which construction was completed in 1997. The facility currently has an estimated annual production capacity of approximately 470 mmsf. For the year ended December 31, 2005 and the quarter ended March 31, 2006, production at the Barwick facility totaled 463 mmsf and 118 mmsf, respectively. We believe that, for the foreseeable future, the Barwick facility will require only modest expenditures for maintenance and capital improvements in line with historical averages. We also believe that with minimal additional investment, we can improve the facility in the short term through initiatives designed to reduce costs and increase its annual production capacity to 500 mmsf by the end of 2006.
      High Level. We are a 50% co-owner of the OSB facility at High Level, Alberta, which is designed to be the largest single-line OSB facility in the world with a designed annual production capacity of 860 mmsf. We believe the High Level OSB facility will be one of the world’s lowest cost producers of commodity sheathing OSB once full production is achieved. High Level utilizes modern technology with a 12-foot wide forming line and continuous press. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of its timber needs at full capacity. This timber is secured through 2016. The facility, which commenced operations in October 2000, is now operating at approximately 77% of its designed annual production capacity and continues to ramp up to its designed annual production capacity. High Level contributed approximately 322 mmsf to our total OSB production volume in 2005, and we expect our share of production will be increased to 430 mmsf per year once the facility is operating at its full designed annual production capacity. For the quarter ended March 31, 2006, our share of production at the High Level facility totaled 84 mmsf.
      The Minnesota OSB Facilities. Our Minnesota OSB facilities are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The Bemidji facility’s two production lines have an estimated combined annual production capacity of 565 mmsf. Production at the Bemidji facility in 2005 totaled 552 mmsf. The Cook facility’s single production line has an estimated annual production capacity of 430 mmsf. In 2005, production at the Cook facility totaled 423 mmsf. The Grand Rapids facility’s single production line has an estimated annual production capacity of 390 mmsf. In 2005, production at the Grand Rapids facility totaled 387 mmsf. We have identified certain improvements that we feel will result in enhancements to existing production capacity at each of the Minnesota OSB facilities. We expect to increase total annual production capacity at the Minnesota OSB facilities from their current estimated aggregate annual production capacity of 1,385 mmsf to 1,500 mmsf by the end of 2007. For the quarter ended March 31, 2006, production at the Minnesota OSB facilities totaled 330 mmsf.
Specialty Overlaid Plywood
      We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity sheathing plywood. We are one of the two largest manufacturers of specialty overlaid plywood in North America and our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. Pourform® products are used in a diverse mix of concrete forming applications, including residential and high-rise construction, sports complexes, and highway and airport infrastructure projects. Our Lillooet veneer plant produces veneer principally for use in the Savona mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however, we also sell veneer to third parties depending on prevailing market conditions. We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.

      Our corporate address is Suite 3194, Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3. Our telephone number is (604) 661-3200.

The Exchange Offer
      On April 18, 2006, we completed a private offering of the original notes. We entered into a registration rights agreement with the initial purchaser in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and agreed to (1) file the registration statement, of which this prospectus forms a part, within 75 days of April 18, 2006, (2) use our best efforts to have the registration statement declared effective within 150 days of April 18, 2006, and (3) use our best efforts to commence and complete the exchange offer within 45 days after the registration statement of which this prospectus forms a part becomes effective under the Securities Act. You are entitled to exchange in the exchange offer your original notes for exchange notes, the terms of which are substantially identical to the terms of the original notes, and evidence the same indebtedness as the original notes, except that the exchange notes will be registered under the Securities Act and will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number than the original notes and will not entitle their holders to registration rights.

The Exchange Offer	With this exchange offer, we are offering to exchange an aggregate principal amount of up to US$75 million of the original notes for a like principal amount of the exchange notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on , 2006, unless we, in our sole discretion, extend it. See “Exchange Offer — Expiration of the Exchange Offer; Extensions; Amendments”.

Exchange Date	We will exchange the original notes promptly following the expiration date. See “Exchange Offer — Terms of the Exchange Offer”.

Procedures for Tendering Original Notes	For information on procedures for tendering original notes, see “Exchange Offer — Procedures for Tendering”.

Taxation	The exchange of the original notes for the exchange notes in the exchange offer will generally not be a taxable exchange. We believe you will not recognize any gain or loss for U.S. federal income tax purposes upon exchanging original notes for exchange notes in the exchange offer. See “Income Tax Considerations — U.S. Federal Income Tax Considerations”.

No taxes on income (including taxable capital gains) will be payable by a U.S. holder for Canadian federal income tax purposes solely as a consequence of the exchange of the original notes. See “Income Tax Considerations — Canadian Federal Income Tax Considerations”.

Resale	Based upon the position of the staff of the Commission as described in previous no-action letters issued to third parties, we believe that a holder who exchanges original notes for exchange notes in the exchange offer and who satisfies certain other conditions generally may offer for resale, sell and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act.

Any holder of the original notes using the exchange offer to participate in a distribution of the exchange notes cannot rely on the no-action letters referred to above. See “Exchange Offer — Resale of Exchange Notes”.

Remaining Original Notes	If you do not tender your original notes in the exchange offer or if we do not accept your original notes for exchange, as described under “Exchange Offer — Terms of the Exchange Offer”, you will continue to hold such original notes and they will continue to bear legends restricting their transfer.

Exchange Agent	The Bank of New York will act as exchange agent for the exchange offer. See “Exchange Offer — Exchange Agent” for the exchange agent’s address and telephone number.

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds”.

The Exchange Notes
      The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Ainsworth Lumber Co. Ltd.

Securities Offered	US$75 million aggregate principal amount of senior floating rate notes due 2013.

Maturity	April 1, 2013.

Interest Rate	A rate per annum equal to LIBOR plus 4.00%. Interest on the exchange notes will be reset quarterly.

Interest Payment Dates	We will pay interest on the exchange notes on March 30, June 30, September 30 and December 30, commencing June 30, 2006. Interest will accrue on the exchange notes from the issue date.

Ranking	The exchange notes will be our senior unsecured obligations and will rank pari passu with our existing and future senior unsecured debt and senior to all existing and future subordinated debt. The guarantees by our subsidiaries will rank pari passu with the existing and future senior unsecured debt of our subsidiaries that guarantee the exchange notes. As of March 31, 2006, including the original notes, we estimate that we and our subsidiaries would have had $951.3 million of total long-term debt, net of unamortized deferred debt discount of $12.2 million. The exchange notes will be effectively subordinated to our future secured debt to the extent of the assets securing such debt.

Subsidiary Guarantees	Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp., each a North American Restricted Subsidiary, have fully and unconditionally guaranteed the exchange notes on a joint and several basis.

If we create or acquire a new North American Restricted Subsidiary, it will guarantee the exchange notes unless we designate such subsidiary as a Non-Guarantor Restricted Subsidiary under the indenture.

Optional Redemption	We cannot redeem the exchange notes until April 1, 2008. Thereafter, in each case, we may redeem some or all of the exchange notes at the redemption prices listed in the “Description of Notes” section under the heading “Redemption — Optional Redemption,” plus accrued interest to the date of redemption.

Optional Redemption Upon Equity Offerings	At any time on one or more occasions before April 1, 2008 we may redeem up to 35% of the aggregate principal amount of the exchange notes outstanding at a redemption price equal to 100% of the principal amount thereof plus a premium equal to the rate per annum on the exchange notes applicable on the date on which notice of redemption is given, with money that we raise in one or more equity offerings, as long as:

• we redeem the applicable exchange notes within 60 days of completing the equity offering; and

• at least 65% of the aggregate principal amount of the exchange notes issued remains outstanding after the redemption of the exchange notes.

Tax Redemption	If we become obligated to pay withholding taxes related to payments on the exchange notes as a result of changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the exchange notes at 100% of their principal amount plus accrued and unpaid interest to the redemption date. See “Description of Notes — Redemption — Redemption for Changes in Canadian Withholding Taxes”.

Change of Control Offer	If a change in control occurs, we must offer to repurchase the exchange notes at 101% of their face amount, plus accrued interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

• we might not have enough funds at that time; or

• the terms of our senior debt may prevent us from paying.

Asset Sale Proceeds	If we or our Restricted Subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay debt under our credit facilities or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued interest.

Restrictive Covenants of the Indenture	The indenture under which the exchange notes will be issued restricts our ability, among other things to:

• incur additional indebtedness;

• pay dividends and make distributions;

• repurchase stock;

• make certain investments;

• transfer or sell assets;

• create liens;

• enter into transactions with affiliates;

• issue or sell stock of subsidiaries;

• create dividend or other payment restrictions affecting Restricted Subsidiaries; and

• merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

During any future period in which Moody’s Investors Service and Standard and Poor’s Ratings Services have each assigned an investment grade rating to the exchange notes, some of the covenants will cease to be in effect with the exception of the covenants that contain limitations on, among other things, the designation of Restricted and Unrestricted Subsidiaries, consolidations, amalgamations, mergers and transfers of assets and liens. These covenants are subject to other important qualifications and limitations. For more details see “Description of Notes — Certain Covenants”.

Exchange and Registration Rights Agreement	We agreed to file, within 75 days of April 18, 2006, an exchange offer registration statement relating to the exchange offer and to use our best efforts to cause the registration statement to become effective within 150 days of April 18, 2006. This prospectus is a part of the exchange offer registration statement. In the event that the applicable law or interpretations of the staff of the Commission do not permit us to effect the exchange offer, we will use our best efforts to cause to become effective a shelf registration statement with respect to the resale of the original notes and to keep the resale registration statement effective for a period of up to two years.

If the registration statement does not become effective, or if the exchange offer is not completed, in each case within specified time periods, special interest will accrue and be payable. See “The Exchange Offer — Purpose and Effect of the Exchange Offer”.
Risk Factors
      You should carefully consider all of the information in this prospectus. In particular, you should read the specific risk factors under the section entitled “Risk Factors” for a discussion of certain material risks involved with an investment in the exchange notes.

Summary Financial Information and Other Data
      You should read the summary consolidated financial information and other data set forth below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in each case included elsewhere in this prospectus. Our statement of operations data for the fiscal years ended December 31, 2005, 2004 and 2003 and the balance sheet data as at December 31, 2005 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our statement of operations data for the three months ended March 31, 2006 and 2005 and our balance sheet data as at March 31, 2006 has been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 26 to our audited consolidated financial statements included elsewhere in this prospectus and note 11 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

					Three months
	Year ended December 31,				ended March 31,

	2005(1)	2004(1)	2003		2006(1)	2005(1)

	(in millions, except per share data, ratios
	and production data)
Statement of Operations Data
Canadian GAAP
Sales	$1,248.2	$909.9	$543.0		$292.6	$345.6
Cost of products sold(2)	855.9	498.2	322.8		211.4	204.5
Selling and administration	30.8	31.0	18.2		8.2	7.3
Amortization of capital assets	103.9	53.9	33.0		26.7	25.0
Write-down of capital assets	—	0.8	13.7	(3)	—	—

Operating earnings	257.6	326.0	155.3		46.3	108.8
Interest(4)	64.9	40.7	51.2		15.7	16.3
Amortization of finance charges	4.9	3.2	4.9		1.2	1.2
Loss on repurchase of debt	1.5	106.2	0.1		—	—
Other (income) expense	(2.2)	3.4	0.5		(4.5)	0.3
Foreign exchange (gain) loss on long-term debt	(28.3)	(73.8)	(76.9)		3.8	5.9

Income before income taxes	216.8	246.3	175.6		30.1	85.2
Income tax expense	63.6	71.2	51.9		7.5	30.1

Net income	$153.2	$175.1	$123.7		$22.7	$55.1

Basic and diluted earnings per share	$10.45	$11.98	$8.49		$1.55	$3.76
Cash dividends declared per share	$1.00	$1.00	$—		$—	$—
U.S. GAAP
Net income(5)	$154.9	$176.1	$124.3		$22.9	$55.4
Basic and diluted earnings per share	$10.58	$12.05	$8.54		$1.57	$3.78
Other Financial Data
Canadian GAAP
Adjusted EBITDA(6)	$363.8	$377.3	$201.6		$77.5	$133.5
Additions to capital assets	57.3	18.0	8.2		42.6	12.0
Ratio of earnings to fixed charges(7)	4.1x	6.6x	4.1x		2.8x	5.8x
U.S. GAAP
Adjusted EBITDA(6)	$363.8	$377.3	$201.6		$77.5	$133.5
Other Selected Operating Data
OSB production volume (mmsf)	3,214	2,039	1,351		800	808

				Three months
	Year ended December 31,			ended March 31,

	2005(1)	2004(1)	2003	2006(1)	2005(1)

	(in millions, except per share data, ratios
	and production data)
Specialty plywood production volume (mmsf)	143	144	119	38	37
Average OSB price realized ($ per msf (3/8”))	$353	$393	$335	$330	$395
Average specialty plywood price realized ($ per msf (3/8”))	$655	$677	$601	$676	$651

As of March 31,
2006

(in millions)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$143.3
Total assets	1,558.5
Total long-term debt, including current maturities(8)	863.7
Capital stock	55.8
Shareholders’ equity	$439.3
U.S. GAAP
Total assets	$1,567.0
Total long-term debt, including current maturities(8)	863.7
Capital Stock	55.8
Shareholders’ equity	$422.2

(1)	Includes the results of operations of Ainsworth Engineered Corp., the successor of Voyageur, from May 19, 2004 and the results of operations of Ainsworth Engineered (USA), LLC, the entity holding our Minnesota OSB facilities, from September 22, 2004.

(2)	Cost of products sold excludes amortization of capital assets, which is shown separately below.

(3)	In 2003, includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(4)	Interest includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, foreign exchange (gains) losses on long-term debt and realized foreign exchange (gains) losses upon repayment of principal.

(5)	U.S. GAAP net income excludes minimum pension liability, net of tax, and cumulative translation adjustment reported in comprehensive income.

(6)	Adjusted EBITDA represents operating earnings before amortization and write-down of capital assets, plus other (income) expense. For more information regarding Adjusted EBITDA, see “Presentation of Financial Information”. The following table shows a reconciliation of Adjusted EBITDA to net income.

				Three months
				ended
	Year ended December 31,			March 31,

	2005	2004	2003	2006	2005

	(in millions)
Net income	$153.2	$175.1	$123.7	$22.7	$55.1
Income tax expense	63.7	71.2	51.9	7.5	30.0
Foreign exchange (gain) loss on long-term debt	(28.3)	(73.8)	(76.9)	3.7	5.9
Amortization of finance charges	4.9	3.2	4.9	1.2	1.2
Interest	64.9	40.7	51.2	15.7	16.3
Loss on repurchase of debt	1.5	106.2	0.1	—	—
Write-down of capital assets	—	0.8	13.7	—	—
Amortization of capital assets	103.9	53.9	33.0	26.7	25.0

Adjusted EBITDA	$363.8	$377.3	$201.6	$77.5	$133.5

(7)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. The following table sets forth the calculation of the ratio of earnings to fixed charges:

							Three months
	Year Ended						ended
	December 31,						March 31,

	2005		2004		2003		2006		2005

	(in millions, except ratio of earnings to
	fixed charges)
Income before income taxes	$216.8		$246.3		$175.6		$30.1		$85.2
Fixed Charges
Interest	64.9		40.7		51.2		15.7		16.3
Amortization of finance charges	4.9		3.2		4.9		1.2		1.2
Interest factor associated with operating leases	0.4		0.4		0.3		0.1		0.1

	70.2		44.3		56.4		17.0		17.6

Income before income taxes and fixed charges	$287.0		$290.6		$232.0		$47.1		$102.8

Ratio of Earnings to fixed charges	4.1	x	6.6	x	4.1	x	2.8	x	5.8	x

(8)	Net of unamortized deferred discount.

RISK FACTORS
      An investment in the exchange notes involves risk. You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before tendering your original notes for exchange notes. Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. Certain statements under this caption constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.
Risks Related to the Exchange Notes
If you do not properly tender your original notes, you will not receive exchange notes in the exchange offer, and you may not be able to sell your original notes.
      We will issue exchange notes only in exchange for original notes that are timely received by the exchange agent, together with all required documents, including a properly completed and duly signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the original notes, and you should carefully follow the instructions on how to tender your original notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the original notes. If you do not tender your original notes or if we do not accept your original notes because you did not tender your original notes properly, then, after we consummate the exchange offer, you will continue to hold original notes that are subject to the existing transfer restrictions. In general, you may not offer or sell the original notes unless they are registered under the Securities Act or offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws. Although we may in the future seek to acquire unexchanged original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, we have no present plans and are not required to acquire any unexchanged original notes or to file with the Commission a shelf registration statement to permit resales of any unexchanged original notes. In addition, holders of original notes other than the initial purchaser or holders who are prohibited by applicable law or the Commission’s policies from participating in the exchange offer or who may not resell the exchange notes acquired in the exchange offer without delivering a prospectus will not have any further registration rights and will not have the right to receive special interest on their original notes.
The market for the original notes may be significantly more limited after the exchange offer.
      Because we anticipate that most holders of original notes will elect to exchange their original notes, we expect that the liquidity of the market for any original notes remaining after the completion of the exchange offer may be substantially limited. Any original notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the original notes outstanding. Accordingly, the liquidity of the market for any original notes could be adversely affected and you may be unable to sell your original notes. The extent of the market for the original notes and the availability of price quotations would depend on a number of factors, including the number of holders of original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the original notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the original notes outstanding.

Non-U.S. holders of the exchange notes are subject to restrictions on the resale of the exchange notes.
      We sold the original notes in reliance on exemptions from the laws of other jurisdictions where the original notes were offered and sold, and therefore the original notes may be transferred and resold, including pursuant to the exchange offer, only in compliance with the laws of those jurisdictions to the extent applicable to the transaction, the transferor and/or the transferee. Although we are registering the exchange notes under the Securities Act, we did not, and do not intend to, qualify the exchange notes for distribution in Canada by prospectus and, accordingly, the exchange notes will remain subject to restrictions on resale in Canada. In addition, non-U.S. holders will remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to the exchange notes.
      We currently have and after this exchange offer will continue to have a significant amount of indebtedness and significant debt service obligations. As of March 31, 2006, including the original notes, we would have had $951.3 million of total long-term debt, net of unamortized deferred debt discount of $12.2 million. In addition, as of March 31, 2006, we had outstanding letters of credit of approximately $36.8 million under a $50.0 million commercial letter of credit facility. Despite our current level of indebtedness, our credit facility permits us to borrow up to $100.0 million, subject to a borrowing base, and the indenture governing the exchange notes and our credit facility will each permit us and our subsidiaries to incur additional debt in the future, subject to limitations, which would increase the risks described below.
      This high degree of leverage could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.
We may not generate cash flow sufficient to service all of our obligations, including our obligations related to the exchange notes.
      Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in our indentures and the agreement governing our credit facility; and

•	other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.
      As a result, we may not be able to refinance any of our indebtedness, including the exchange notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the exchange notes.
The exchange notes will be structurally subordinated to the indebtedness of our subsidiaries that are not guarantors of the exchange notes.
      You will not have any claim as a creditor against any of our future subsidiaries that are not subsidiary guarantors of the exchange notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution to us, upon a liquidation or otherwise, to meet our obligations with respect to the exchange notes.
The exchange notes will be unsecured and effectively subordinated to our future secured indebtedness.
      The exchange notes will be senior unsecured obligations, ranking effectively junior in right of payment to all our future secured debt, including obligations under our credit facility, to the extent of the collateral securing the debt. In addition, the indenture governing the exchange notes permits the incurrence of additional debt, some of which may be secured debt.
      If we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the exchange notes. Holders of the exchange notes will participate ratably in our remaining unencumbered assets with all holders of our unsecured indebtedness that is deemed to rank equally with the exchange notes, and potentially with secured creditors (to the extent that the collateral securing our indebtedness to them is of insufficient value to satisfy that indebtedness), and with all of the other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on the exchange notes.
The instruments governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.
      The indenture governing the exchange notes offered hereby, and the indentures and agreement governing our other existing senior notes and credit facility, respectively, contain covenants that, among other things, limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	repurchase stock;

•	make certain investments;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates;

•	issue or sell stock of subsidiaries;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.
      All of these restrictions may limit our ability to execute our business strategy. Moreover, if our operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders, including you, could accelerate our indebtedness. If our indebtedness is accelerated, we may not be able to repay all of our indebtedness, in which case your exchange notes may not be fully repaid, if at all.
We may be unable to purchase exchange notes in the event of a change of control.
      Upon the occurrence of a change of control, as defined in the indenture, we will be required to make an offer to purchase exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have available funds to pay the purchase price at the time of such an event. In addition, the terms of our credit facility may prevent us from purchasing the exchange notes. Under our credit facility, a change of control would constitute an event of default that could require us to repay all amounts outstanding under the credit facility. We may not have sufficient funds to repay our credit facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of the exchange notes.
Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the exchange notes.
      We are organized under the laws of the Province of British Columbia and a majority of our assets are currently located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside of the United States would recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.
      The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the exchange notes, who may not otherwise be willing to accept it. Moreover, this provision of the legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of or during such a proceeding, payments under the exchange notes may be discontinued, the trustee may be unable to exercise its rights under the indenture and holders of the exchange notes may not be compensated for delays in payments, if any, of principal and interest. Further, the holders of the exchange notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security.
Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.
      We are organized under the laws of the Province of British Columbia and our principal executive offices are located in Canada. All of our directors, controlling persons, officers and many of the representatives of the experts named in this prospectus, are residents of Canada. A substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated solely upon United States federal securities laws and (2) judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.
There is currently no active trading market for the exchange notes. If an active trading market does not develop for the exchange notes, you may not be able to resell them.
      No active trading market currently exists for the exchange notes and an active trading market may not develop in the future. The exchange notes will not be listed on any securities exchange, although we expect that each series of exchange notes will be eligible for trading in the PORTAL Market. If an active trading market does not develop, it could have an adverse effect on the market price of, and your ability to sell, the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. The trading price may depend upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. These factors could adversely affect you as a holder of exchange notes.
Federal and state statutes in the United States and federal and provincial statutes in Canada allow courts, under specific circumstances, to void the guarantees and require the holders of the exchange notes to return payments received from the guarantors.
      Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts, if, among other things:

•	such guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, or

•	the guarantee (as the case may be) was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors, and such guarantor:

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital.
      Under Canadian federal bankruptcy law and provincial fraudulent conveyance and preference laws, the guarantees could be voided or rendered voidable if, among other things:

•	the guarantee was incurred at a time when the guarantor was in insolvent circumstances, unable to pay its debts in full or knew itself to be on the eve of insolvency and with intent to defeat, hinder, delay, defraud or prejudice one or more creditors, with intent to prefer one creditor over other creditors or which has the effect of preferring one creditor over other creditors;

•	the guarantee has the effect of preferring one creditor over other creditors and a proceeding is brought to set aside the guarantee, or the guarantor makes an assignment for the benefit of its creditors, within 60 days of the issuance of the guarantee;

•	the guarantee was incurred with intent to defeat, hinder, delay or defraud creditors or others of their just and lawful actions, suits, debts, accounts, damages, penalties or forfeitures; or

•	the guarantee was incurred with intent to prefer one creditor over other creditors and within three months of the happening of an initial bankruptcy event (the filing of an assignment, a proposal or a notice of proposal by the guarantor, or the filing of a petition for a receiving order against the guarantor).
      If the guarantee is voided, any payment by a guarantor pursuant to its guarantee could be required to be returned to us or a creditor or creditors of such guarantor, or to a fund for the benefit of creditors of such guarantor.
      The measures of insolvency for purposes of these fraudulent transfer or preference laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer or preference has occurred. Generally, however, a person would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to this offering, each guarantor will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.
Risks Related to Our Business and the Forest Products Industry
Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.
      The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our

OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by residential and commercial construction and the repair and remodeling industries. These industries in turn are affected by factors such as real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average benchmark prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central (7/16”) in 2001 to a high of US$508 per msf North Central (7/16 ”) in 2004. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness, including the exchange notes. We cannot predict what market conditions, input costs, demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows. Due to the foregoing factors as well as increases in costs and other factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our earnings and cash flows have declined in the first quarter of 2006 as compared to the comparable period in 2005. Our earnings and cash flows may continue to decline over subsequent periods in 2006 as compared to comparable periods in 2005.
Intense competition could reduce our market share and harm our financial performance.
      We compete in North America and in overseas export markets with numerous forest products companies, ranging from very large integrated firms, most of which are larger than we are, to smaller firms that manufacture only a few products. We also compete indirectly with firms that manufacture substitutes for wood building materials. Our competitive position is influenced by the availability, quality and cost of raw materials, energy and labor costs, plant efficiencies and productivity in relation to our competitors. Some of our competitors may have lower fiber and labor costs and fewer environmental and governmental regulations to comply with than we do. Other competitors are less leveraged than we are and therefore have greater financial resources than we do.
Increased OSB industry production capacity could harm our financial performance.
      We may face increased competition in the years to come when new manufacturing facilities are built in North America and elsewhere and as a result of rising capacity due to improvements to existing mills. RISI projects that total North American OSB annual production capacity will increase by approximately 10 bsf, or 34%, between 2005 and 2010. RISI also projects that North American demand for OSB will increase by approximately 8 bsf, or 30%, during the same 2005 to 2010 period. If increases in OSB production capacity exceed increases in OSB demand, selling prices for OSB could decline and adversely affect our business, financial condition, results of operations and cash flows. In periods of excess capacity or reduced demand, which are characterized by lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decline in prices.
Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.
      We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the year ended December 31, 2005, we generated 91.2% (2004: 87.9%; 2003: 82.7%) of our revenues from OSB sales. For the three months ended March 31, 2006, we generated 91.2% (2005: 92.2%) of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to a decline in demand or prices for OSB.
We may incur unexpected costs or liabilities as a result of our acquisition of the Barwick and Minnesota OSB facilities.
      An unavoidable level of risk exists regarding any undisclosed or unknown liabilities or other undisclosed detrimental issues, concerning the Barwick facility or the Minnesota OSB facilities. In the course of our operation of the Barwick facility and the Minnesota OSB facilities, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities or other detrimental issues related to the acquisition of the Barwick facility or the Minnesota OSB facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows. On September 28, 2005, we notified Potlatch that we are claiming reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. In 2006, we will incur certain expenditures associated with the repair and maintenance of these facilities, which may affect our results of operations. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when received.
We may incur unexpected delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility.
      We have commenced an expansion of our Grande Prairie OSB facility involving the construction of a second production line capable of producing OSB and other structural engineered wood products. The expansion is scheduled for completion in March 2007 and once completed is expected to provide us with an additional 600 mmsf of annual OSB production capacity following an initial ramp up period which is expected to last at least one year. Construction on the Grande Prairie expansion began in the third quarter of 2005 and major equipment deliveries are expected to begin in the summer of 2006. Although we have already committed to purchase machinery, equipment, engineering and management support services totaling $135.7 million and estimate the total costs for the expansion project to be approximately $288.0 million, we cannot predict with certainty whether the Grande Prairie expansion will be completed on time or on budget. Delays in the construction or ramp up of the second production line at Grande Prairie or unexpected costs or liabilities which arise in the operation of the expanded Grande Prairie facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are exposed to currency exchange risk which could have a material adverse effect on us.
      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2005, over 90% of our sales were denominated in U.S. dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2005 to June 1, 2006, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.08, or 9.7%.
      In addition, we are exposed to currency exchange risk on our debt, including the exchange notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars.

Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.
      We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canadian dollar exchange rate.
We depend on timber tenures for access to fiber for our Canadian OSB and plywood operations. A reduction in our fiber supply or an increase in the related costs could have an adverse effect on us.
      The allowable annual cut under our forest license in British Columbia can supply approximately 85% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through long-term log trade agreements with third parties. The forest license is renewable and the current term extends until 2013.
      Under the terms of forest licenses granted in British Columbia, the amount of commercial forest land available to the forest industry is periodically assessed. We cannot predict whether the amount of timber that we are allowed to harvest will be reduced in the future. In 2003, the British Columbia government introduced the Forestry Revitalization Act which resulted in significant changes to the provincial forest management structure. The changes included a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system.
      In Alberta, we obtain most of our fiber requirements from our forest management agreements or deciduous timber allocations issued by the Alberta government, each of which is issued for a period of 20 years. Such quotas and allocations may not be renewed or extended on acceptable terms, if at all. In addition, the forest management agreements and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.
      Our Barwick facility requires approximately 737,000 m3 of timber annually when operating at its current capacity of 470 mmsf per year. We have a current annual commitment of 551,000 m3 of timber from government-owned land under long-term agreements with the Province of Ontario. Additional wood is obtained from private sources in Ontario and Manitoba. We may not be able to obtain a future supply of wood from either government or private sources on terms that are adequate to support our planned operation of our Barwick facility.
      The Minnesota OSB facilities obtain their wood fiber supply in open market transactions from various governmental entities and private landowners. The open market price of wood fiber may fluctuate as a result of various factors that are beyond our control, such as the level of demand from other forest products manufacturers, natural disasters, industrial disputes and government legislation. A material increase in the open market price for wood fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber, have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to harvest timber is subject to natural events that are beyond our control.
      Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest or source timber. We may need to curtail production or purchase fiber from third parties, which could increase our costs and reduce cash from operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and cash flows.
Government regulations relating to forest management practices may adversely affect us and could increase our costs of doing business.
      Legislation in British Columbia, Alberta and Ontario empower provincial regulatory agencies to develop regulations, set policies and establish and maintain all aspects of sustainable forest management. Changes to these regulations and policies could have an effect on our access to fiber for our OSB operations or could increase the cost of our fiber. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures and restrictions and delays in our activities, which could impair our competitive position and have a material adverse impact on our operations. In addition, if we fail to comply with applicable legislation and regulations, our operations could be interrupted and we could be subject to significant liabilities, including fines and other penalties, or we could be required to take remedial actions, any of which could entail significant expenditure.
Increased raw material costs may increase our cost of doing business and adversely affect our results of operations.
      The principal raw materials utilized in our manufacturing operations are wood fiber and resin. Although we source a majority of the wood fiber for our Canadian operations through long-term supply arrangements with provincial governments in British Columbia, Alberta and Ontario that limit price volatility, we source substantially all the wood fiber for our Minnesota OSB operations and for a small portion of our Canadian OSB operations through market purchases. Prices for these market purchases are not within our control and are driven by market demand, product availability, environmental restrictions, logging regulations and weather. Our delivered log costs include the cost of transporting harvested logs from the forests to our production facilities and are therefore affected by the price of fuel, vehicle availability and road and weather conditions. The cost of resins is driven by market demand as well as the cost and availability of the raw materials required to produce them, primarily petroleum derivatives. Our cost of raw materials increased in 2005 but declined slightly in the first three months of 2006. We are not always able to increase the selling prices of our products in response to increases in raw materials costs. We are unable to determine to what extent, if any, we will be able to pass on to our customers any future raw material cost increases. Our inability to pass increased costs through to our customers could have a material adverse effect on our financial condition, results of operations and cash flow.
Our manufacturing facilities rely on complex machinery which may break down and require periodic maintenance shut-downs, which may affect our sales and results of operations.
      Our manufacturing processes are vulnerable to operational problems that can impair our ability to manufacture our products. Most of our facilities contain complex and sophisticated machines that are used in our manufacturing processes. We could experience a breakdown in any of our machines or other important equipment, and from time to time we schedule outages to conduct maintenance that cannot be performed safely or effectively during operations. Such disruptions could cause significant lost production, which could have a material adverse effect on our business, financial condition and operating results.
Environmental, health and safety laws and regulations could increase the cost of doing business or restrict our ability to conduct our business.
      We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Our acquisition of the Minnesota OSB facilities subjects us to additional general and industry-specific environmental, health and safety laws applicable in the United States and the State of Minnesota. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in these laws and regulations or any change in their interpretation or enforcement, or the discovery of currently unknown conditions, may give rise to additional expenditures or liabilities. Such developments could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Work stoppages or other labor disruptions at our facilities could have an adverse effect on our operations.
      Any labor disruptions and any costs associated with labor disruptions at our unionized or non-unionized facilities could have a material adverse effect on our production levels and results of operations. Our collective bargaining agreements with the United Steelworkers — IWA Council, have six year terms expiring on June 30, 2009, and cover approximately 540 employees at our Lillooet, Savona and 100 Mile House operations. In 2005, we entered into a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada, or CEP. This contract currently covers approximately 130 workers employed at the Barwick facility and expires on July 31, 2009. On May 1, 2006, we reached an agreement with the United Steelworkers at our Grand Rapids facility. The six-year agreement affects 130 employees and has been ratified by the union. Our current and future inability to negotiate acceptable contracts could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.
Native land claims could have an adverse effect on our timber supply in the future.
      Canadian courts have recognized that aboriginal people may have unextinguished claims of aboriginal rights and title to lands used or occupied by their ancestors in those areas of British Columbia, constituting about 80% of the province, where treaties have not yet been concluded. In those areas where treaties have been concluded, resource development may be affected by the exercise of treaty rights.
      Aboriginal rights may vary from limited rights of use for traditional purposes to a right of aboriginal title, depending, among other things, on the nature and extent of the prior aboriginal use and occupation. Some of our timber supply areas are located within areas where there are claims of aboriginal rights and title.
      The courts have said that the government has an obligation to consult aboriginal people, and accommodate their concerns, when there is a reasonable possibility that a government authorized activity — such as a forest tenure — may infringe asserted aboriginal rights or title, even if those claims have not yet been proven. If the government has not consulted and accommodated aboriginal people as required, the Courts may quash the tenure or attach conditions to the exercise of harvesting rights under the tenure that may affect its economic value. The Courts have not yet decided whether a tenure holder would have any recourse against the government in the event that its tenure is lost or impaired in this fashion.
      The courts have encouraged the federal and provincial governments, together with aboriginal people, to resolve claims of aboriginal rights and title through the negotiation of treaties. A treaty process has been established to settle such claims in British Columbia. Many First Nations and tribal groups are participating in this process, which will be ongoing for many years. The pace of the treaty-making process will depend on the commitment of the parties, the success of individual treaties and whether First Nations consider litigation to be a viable alternative to negotiations. We cannot predict whether native land claims in British Columbia will affect our existing forest licenses and timber tenures, our right to harvest timber to the full extent of those tenures or our ability to renew or secure other forest tenures in the future.
      Even in provinces such as Alberta and Ontario, which are entirely subject to treaties between Indian bands and the federal government, the courts have found that aboriginal peoples may exercise treaty rights on unoccupied public land and on privately-owned land which has not been put to a use that is visibly incompatible with the exercise of their hunting, fishing, and trapping rights. In November 2005, the Supreme Court of Canada confirmed that Treaty Indians have a right to be consulted in respect of activities on public land that they apprehend may interfere with their treaty rights. The failure of the government to adequately consult and accommodate Treaty rights holders may have the same consequences as outlined above with respect to aboriginal rights.
We face risks related to our international sales.
      We have customers located outside Canada and the United States. In 2005, sales outside of Canada and the United States represented approximately 3% of our sales (2% in the first quarter of 2006). Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers and recessionary environments in foreign economies.
The co-ownership arrangement for High Level could force us to either sell our 50% ownership interest or to buy-out the co-owner’s 50% interest.
      The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-owner at the same price and on the same conditions. See “Co-ownership Arrangements for High Level”. As a result, we could be forced to sell our interest or purchase our co-owner’s interest, which could affect our day-to-day operations and growth strategy.
If the co-owner of the High Level OSB facility were to default on its obligations, we may be forced to fund the entire High Level operation.
      If the co-owner of the High Level OSB facility fails to meet its funding obligations for the High Level OSB facility, we may be required to fund the entire High Level operation. We may not be able to make such additional cash contributions if the co-owner were to default. If High Level fails to operate at its designed annual production capacity, results of operations may suffer. Such circumstances would lessen our ability to meet our debt obligations.

Members of the Ainsworth family control our business and their interests may conflict with your interests.
      Members of the Ainsworth family beneficially own approximately 58% of our common shares, and consequently have the ability to exercise control over our business and affairs through their ability to elect all of our directors. These family members also have the ability to control most matters requiring shareholder approval. As with other shareholders, the Ainsworth family’s interests in our business, operations and financial condition may not be aligned or may conflict, from time to time, with your interests.
The costs and managerial risks associated with Sarbanes-Oxley regulatory compliance may have a material adverse effect on us.
      As a foreign private issuer with reporting obligations under U.S. securities laws, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls and our independent registered chartered accountants can render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for the year ended December 31, 2006 is due and thereafter. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, and we will incur substantial expenses to test our systems. If our management is unable to certify the effectiveness of our internal controls or if our independent registered chartered accountants cannot render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events, including our current expectations regarding:

•	the future demand for, and sales volumes of, our products;

•	future production volumes, efficiencies and operating costs, including our plans to increase the production volumes at the Barwick facility, the High Level facility, the Minnesota OSB facilities and the Grande Prairie facility;

•	increases or decreases in the prices of our products;

•	our future stability and growth prospects;

•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

•	our future profitability and capital needs, including capital expenditures; and

•	the outlook for and other future developments in our affairs or in the industries in which we participate.
      These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts” or other similar words or phrases or the negatives of these statements. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:

•	the cyclical nature of our business and our vulnerability to market factors;

•	the effects of intense competition;

•	increased OSB industry production capacity;

•	declines in demand for or pricing of OSB, our most significant product;

•	unexpected costs or liabilities incurred by us as a result of our acquisition of the Barwick and the Minnesota OSB facilities;

•	unexpected delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility;

•	our exposure to currency exchange risk;

•	the availability of adequate fiber supply or an increase in related costs;

•	increases in the open market price for wood fiber;

•	the effects of natural events that are beyond our control;

•	the impact of regulations relating to forest management practices;

•	the impact of increases of raw material costs;

•	the impact of mechanical breakdowns and maintenance shut-downs;

•	the impact of environmental, safety and other regulations;

•	the effect of work stoppages or other labor disruptions at our operations;

•	the impact of native land claims on our ability to ensure availability of adequate fiber supply;

•	the risks associated with international sales;

•	risks related to our co-ownership arrangement for High Level;

•	the interests of our controlling shareholders; and

•	the costs and difficulties of complying with the requirements of the Sarbanes-Oxley Act.
      Any forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as at the date of this prospectus. We do not intend, and do not assume any obligation to, update these forward-looking statements, except as required by law.
MARKET AND INDUSTRY DATA AND FORECASTS
      This prospectus includes market share and industry data and other statistical information and forecasts that we have obtained from independent industry publications, government publications, market research reports and other published independent sources. Some data are also based on our good faith estimates, which are derived from our internal surveys, as well as independent sources. RISI, an independent paper and forest products industry research firm, is the source of a considerable amount of the third party industry data and forecasts contained herein. Random Lengths Publications, Inc., a forest products industry market reporting service, is a source of a significant amount of the OSB price histories included in this prospectus.
      Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and do not guarantee the accuracy or completeness of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Although we believe these sources to be reliable, we have not independently verified any of the data nor have we ascertained the underlying economic assumptions relied upon therein.

USE OF PROCEEDS
      We will not receive any cash proceeds from the issuance of the exchange notes, the terms of which are substantially identical to those of the original notes. The original notes surrendered in exchange for the exchange notes will be cancelled and cannot be reissued. The issuance of the exchange notes will not result in any change in our aggregate indebtedness. On April 18, 2006, we sold the original notes for net proceeds of approximately US$73.5 million ($85.8 million based on the March 31, 2006 noon buying rate of US$0.8569 = $1.00). We intend to use the net proceeds of the offering of the original notes, together with a portion of our existing cash balances and other available credit, to finance the construction of a second production line at our Grande Prairie, Alberta OSB facility. See “Our Business — Facilities — Oriented Strand Board — Grande Prairie”.

CAPITALIZATION
      The following table sets forth our capitalization and cash and cash equivalents as of March 31, 2006. Our capitalization is presented (1) on an actual basis and (2) on an as adjusted basis to reflect the issuance of the original notes. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Other Indebtedness”, our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As at March 31, 2006

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents(1)	$143,252	$229,096

Short-term debt:
Credit facility(2)	$—	$—

Long-term debt (excluding current portion):
12 1/2% senior notes due July 15, 2007	1,578	1,578
6.750% senior notes due March 15, 2014	373,760	373,760
Floating rate senior notes due October 1, 2010	179,335	179,335
7 1/4% senior notes due October 1, 2012	321,200	321,200
Floating rate senior notes due April 1, 2013(3)	—	87,596
Unamortized deferred debt discount	(12,205)	(12,205)

Total debt	863,668	951,264

Shareholders’ equity:
Capital stock	55,827	55,827
Cumulative translation adjustment(4)	(56,837)	(56,837)
Retained earnings	440,351	440,351

Total shareholders’ equity	439,341	439,341

Total capitalization	$1,303,009	$1,390,605

(1)	Adjusted to reflect the net proceeds from the sale of the original notes of US$73.5 million, converted to Canadian dollars at the March 31, 2006 exchange rate of US$0.8562 = $1.00.

(2)	Our credit facility allows us to borrow up to $100.0 million, subject to a borrowing base, which may reduce the total borrowings available to us under the facility. See “Description of Other Indebtedness — Credit Facility”.

(3)	The principal amount of the original notes is US$75.0 million, converted to Canadian dollars at the March 31, 2006 exchange rate of US$0.8562 = $1.00.

(4)	The cumulative translation adjustment relates to an unrealized translation loss in respect of the Minnesota OSB facilities which has been deferred and included as a separate component of shareholders’ equity.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
      You should read the selected consolidated financial and other data set forth below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in each case included elsewhere in this prospectus. Our statement of operations data for the fiscal years ended December 31, 2005, 2004 and 2003 and the balance sheet data as at December 31, 2005 and 2004 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our statement of operations data for the fiscal years ended December 31, 2002 and 2001 and the balance sheet data as at December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements, which are not included in this prospectus. Our statement of operations data for the three months ended March 31, 2006 and 2005 and our balance sheet data as at March 31, 2006 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 26 to our audited consolidated financial statements included elsewhere in this prospectus and note 11 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

							Three months
	Fiscal year ended December 31,						ended March 31,

	2005(1)	2004(1)	2003		2002	2001	2006(1)	2005(1)

	(in millions except per share data, ratios and production data)
Statement of Operations Data
Canadian GAAP
Sales	$1,248.2	$909.9	$543.0		$430.3	$388.7	$292.6	$345.6
Cost of products sold(2)	855.9	498.2	322.8		338.2	306.0	211.4	204.5
Selling and administration	30.8	31.0	18.2		21.9	22.7	8.2	7.3
Amortization of capital assets	103.9	53.9	33.0		32.0	30.4	26.7	25.0
Write-down of capital assets	—	0.8	13.7	(3)	1.0	3.3	—	—

Operating Earnings	257.6	326.0	155.3		37.2	26.3	46.3	108.8
Interest(4)	64.9	40.7	51.2		57.2	51.7	15.7	16.3
Amortization of finance charges	4.9	3.2	4.9		5.3	8.3	1.2	1.2
Loss on repurchase of debt	1.5	106.2	0.1		—	—	—	—
Other (income) expense	(2.2)	3.4	0.5		(2.9)	(2.8)	(4.5)	0.3
Foreign exchange (gain) loss on long-term debt	(28.3)	(73.8)	(76.9)		(4.3)	17.4	3.8	5.9

Income (loss) before income taxes	216.8	246.3	175.6		(18.1)	(48.4)	30.1	85.2
Income tax expense (recovery)	63.6	71.2	51.9		(0.3)	(18.7)	7.5	30.1

Income (loss) from continuing operations	153.2	175.1	123.7		(17.9)	(29.7)	22.7	55.1
Gain from discontinued operations(9)	—	—	—		—	4.2	—	—

Net income (loss)	$153.2	$175.1	$123.7		$(17.9)	$(25.4)	$22.7	$55.1

Basic and diluted earnings (loss) per share	$10.45	$11.98	$8.49		$(1.23)	$(1.75)	$1.55	$3.76
Cash dividends declared per share	$1.00	$1.00	—		—	—	—	—
U.S. GAAP
Net income (loss)(5)	$154.9	$176.1	$124.3		$(17.0)	$(25.8)	$22.9	$55.4
Basic and diluted earnings (loss) per share	$10.58	$12.05	$8.54		$(1.17)	$(1.78)	$1.57	$3.78

						Three months
	Fiscal year ended December 31,					ended March 31,

	2005(1)	2004(1)	2003	2002	2001	2006(1)	2005(1)

	(in millions except per share data, ratios and production data)
Other Financial Data
Canadian GAAP
Adjusted EBITDA(6)	$363.8	$377.3	$201.6	$73.0	$62.8	$77.5	$133.5
Additions to capital assets	57.3	18.0	8.2	14.1	20.1	42.6	12.0
Ratio of earnings to fixed charges(7)	4.1x	6.6x	4.1x	—	—	2.8x	5.8x
U.S. GAAP
Adjusted EBITDA(6)	$363.8	$377.3	$201.6	$73.0	$62.8	$77.5	$133.5

						Three months
	Fiscal year ended December 31,					ended March 31,

	2005	2004	2003	2002	2001	2006	2005

Other Selected Operating Data
OSB production volume (mmsf)	3,214	2,039	1,351	1,284	1,197	800	808
Specialty plywood production volume (mmsf)	143	144	119	98	86	38	37
Average OSB price realized ($ per msf (3/8”))	$353	$393	$335	$253	$205	$330	$395
Average specialty plywood price realized ($ per msf (3/8”))	$655	$677	$601	$663	$683	$676	$651

						Three
						months
						ended
	As at December 31,					March 31,

	2005	2004	2003	2002	2001	2006

	(in millions)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$209.2	$206.1	$194.1	$80.2	$87.0	$143.3
Total assets	1,513.0	1,432.7	627.7	555.1	578.0	1,558.5
Total long-term debt, including current maturities(8)	859.5	916.9	352.5	440.4	443.7	863.7
Capital Stock	55.8	55.8	53.1	53.0	53.0	55.8
Shareholders’ equity	$415.2	$300.3	$171.8	$48.4	$66.2	$439.3
U.S. GAAP
Total assets	$1,521.1	$1,434.9	$619.3	$544.7	$566.2	$1,567.0
Total long-term debt, including current maturities(8)	859.5	916.9	352.5	440.4	443.7	863.7
Capital Stock	55.8	55.8	53.1	53.0	53.0	55.8
Shareholders’ equity	$397.8	$286.3	$159.3	$35.2	$58.7	$422.2

(1)	Includes the results of operations of Ainsworth Engineered Corp., the successor of Voyageur, from May 19, 2004 to December 31, 2004, and the results of operations of Ainsworth Engineered (USA), LLC, the entity holding our Minnesota OSB facilities, from September 22, 2004.

(2)	Cost of products sold excludes amortization of capital assets, which is shown separately below.

(3)	In 2003, includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(4)	Interest includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, foreign exchange gains (losses) on long-term debt and realized foreign exchange losses upon repayment of principal.

(5)	U.S. GAAP net income (loss) excludes minimum pension liability, net of tax, and cumulative translation adjustment reported with comprehensive income.

(6)	Adjusted EBITDA represents operating earnings before amortization and write-down of capital assets, plus other (income) expense. For more information regarding Adjusted EBITDA, see “Presentation of Financial Information”. The following table shows a reconciliation of Adjusted EBITDA to net income (loss).

						Three months
						ended
	Year ended December 31,					March 31,

	2005	2004	2003	2002	2001	2006	2005

	(in millions)
Net income (loss)	$153.2	$175.1	$123.7	$(17.9)	$(25.4)	$22.7	$55.1
Add: Gain from discontinued operations	—	—	—	—	(4.2)	—	—
Income tax (recovery) expense	63.7	71.2	51.9	(0.3)	(18.7)	7.5	30.0
Unrealized foreign exchange (gain) loss	(28.3)	(73.8)	(76.9)	(4.3)	17.4	3.7	5.9
Amortization of finance charges	4.9	3.2	4.9	5.3	8.3	1.2	1.2
Interest charges	64.9	40.7	51.2	57.2	51.7	15.7	16.3
Loss on repurchase of debt	1.5	106.2	0.1	—	—	—	—
Write-down of capital assets	—	0.8	13.7	1.0	3.3	—	—
Amortization of capital assets	103.9	53.9	33.0	32.0	30.4	26.7	25.0

Adjusted EBITDA	$363.8	$377.3	$201.6	$73.0	$62.8	$77.5	$133.5

(7)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively. The following table sets forth the calculation of the ratio of earnings to fixed charges:

									Three months
									ended
	Year Ended December 31,								March 31,

	2005		2004		2003		2002	2001	2006		2005

	(in millions, except ratio of earnings to fixed charges)
Income (loss) before income taxes	$216.8		$246.3		$175.6		$(18.1)	$(48.4)	$30.1		$85.2
Fixed Charges
Interest	64.9		40.7		51.2		57.2	51.7	15.7		16.3
Amortization of finance charges	4.9		3.2		4.9		5.3	8.3	1.2		1.2
Interest factor associated with operating leases	0.4		0.4		0.3		0.5	0.4	0.1		0.1

	70.2		44.3		56.4		63.0	60.4	17.0		17.6

Income before income taxes and fixed charges	$287.0		$290.6		$232.0		$44.9	$12.0	$47.1		$102.8

Ratio of Earnings to fixed charges	4.1	x	6.6	x	4.1	x	—	—	2.8	x	5.8	x

Excess of fixed charges over loss before income taxes and fixed charges	—		—		—		$(18.1)	$(48.4)	—		—

(8)	Net of unamortized deferred discount.

(9)	In 2001, we completed the sale of our Chasm lumber operation and recorded a gain from discontinued operations of $4.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 26 to our audited consolidated financial statements and note 11 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.
Overview
      We are a leading manufacturer of engineered wood products, including OSB and specialty overlaid plywood. We are, according to APA, The Engineered Wood Association, the fourth largest manufacturer of OSB in North America, with three OSB manufacturing facilities in Canada and a 50% ownership interest in a fourth Canadian OSB facility, located in High Level, Alberta. We own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, we are also one of the two largest manufacturers of specialty overlaid plywood products in North America.
      Our business is focused primarily on the structural wood panels sector. Our strategy within this sector is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability.
      In 2005, we commenced construction of a second production line at our Grande Prairie facility. The new line will enable us to produce OSL and allow increasing focus on the expanding engineered lumber business.
      With the inclusion of additional production from the Barwick and Minnesota OSB facilities acquired in 2004, we produced 3.2 billion sq. ft. of OSB during 2005. This was a 60% increase from the 2004 production level of 2.0 billion sq. ft. Embedded in the overall production are panel production records at three of the four OSB mills acquired in 2004, as well as records at our Grande Prairie and Savona mills.
      The year ended December 31, 2005 saw a significant increase in the sales volume of OSB products, which increased our sales and improved our operating earnings. However, for the year ended December 31, 2005, our average OSB price decreased by 10.2%, compared to our average OSB price for the year ended December 31, 2004. The decline in OSB price, combined with the impact of increases in input costs, has resulted in a decline of 21.0% in our operating earnings for the year ended December 31, 2005 compared to the same period in 2004. This trend has continued in the first quarter of 2006 and it is expected to continue.
      Cost of products sold consists primarily of wood fiber, resins, waxes, labor costs and energy. Wood fiber from timber is the primary raw material used in our operations and is the most significant cost of our manufacturing process. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of fiber supplies partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the governments of British Columbia and Alberta, providing a secure supply of fiber on a sustainable basis. Approximately 87% of the fiber requirements for our Canadian OSB mills are supplied by provincial government quotas and allocations and multi-year fiber agreements with other forest products companies and aboriginal groups. We purchase the balance of our fiber requirements in the open market. Our U.S. OSB facilities purchase all of their fiber requirements on the open market.

      The following table summarizes certain of our results of operations:

				Three months
	Year ended			ended
	December 31,			March 31,

	2005	2004	2003	2006	2005

	(in millions)
Sales:
OSB	$1,138.3	$799.4	$449.0	$266.7	$318.5
Specialty plywood, and other products	109.9	110.5	94.0	25.9	27.1

Total	1,248.2	909.9	543.0	292.6	345.6

Cost of products sold (excluding amortization):
OSB	755.0	399.6	241.6	188.1	179.5
Specialty plywood, and other products	100.9	98.6	81.2	23.3	25.0

Total	855.9	498.2	322.8	211.4	204.5
Selling and administration	30.8	31.0	18.2	8.2	7.3
Amortization of capital assets	103.9	53.9	33.0	26.7	25.0
Write-down of capital assets	—	0.8	13.7	—	—

Operating earnings	257.6	326.0	155.3	46.3	108.8
Finance expense	71.3	150.2	56.1	16.9	17.5
Other (income) expense	(2.2)	3.4	0.5	(4.5)	0.3
Foreign exchange loss (gain) on long-term debt	(28.3)	(73.8)	(76.9)	3.8	5.9

Income before income tax	216.8	246.3	175.6	30.1	85.2
Income tax expense	63.6	71.2	51.9	7.5	30.1

Net income	$153.2	$175.1	$123.7	$22.7	$55.1

      Our geographic distribution of sales was as follows:

				Three months
	Year ended			ended
	December 31,			March 31,

	2005	2004	2003	2006	2005

All Products
United States	91.0%	84.0%	75.5%	92.1%	88.7%
Canada	6.5	11.7	17.4	5.5	8.8
Asia	1.7	3.2	5.6	1.4	1.5
Europe	0.8	1.1	1.5	1.0	1.0

	100.0%	100.0%	100.0%	100.0%	100.0%

Our Results of Operations

Three months ended March 31, 2006 Compared to Three Months ended March 31, 2005

Net Income
      Net income for the three months ended March 31, 2006 was $22.7 million, compared to $55.1 million in the three months ended March 31, 2005. This decline was the result of lower OSB margins, as both sales prices decreased and input costs increased in the first three months of 2006.

Sales
      Total sales for the three months ended March 31, 2006 were $292.6 million. This was a 15% reduction from first quarter 2005 sales of $345.6 million. The sales decrease was mainly a function of lower OSB prices as shipment volumes did not change significantly.
      OSB Sales. Our OSB sales of $266.7 million accounted for 91% of our total sales for the three months ended March 31, 2006. OSB sales revenue decreased by 16% compared to the three months ended March 31, 2005. This primarily reflects a 16% decrease in the average selling price as shipping volumes increased only slightly compared to the first quarter of 2005.
      Specialty Overlaid Plywood and Other Products. A 7% decrease in plywood shipment volumes resulted in a 5% decrease in plywood and veneer sales recorded for the three months ended March 31, 2006 relative to the same period in 2005. Despite the increase of the Canadian dollar relative to the U.S. dollar, the realized unit selling price during the period was 3% higher compared to the same period last year.

Cost of Products Sold (Exclusive of Amortization)
      Cost of products sold for the three months ended March 31, 2006 was $211.4 million. This was 3% higher than the first quarter of 2005. OSB cost of sales was $188.1 million for the first three months of 2006. This represents an increase of $8.6 million compared to the first quarter of 2005. In the first quarter of 2005, fibre, resin and energy costs were all lower than current levels.
      In the first quarter of 2006, we began to experience some relief from the high input costs that had challenged us during the second half of 2005. Energy costs were significantly reduced from the peak pricing experienced in the third and fourth quarter of 2005. Other key inputs such as fiber and resin costs have displayed modest reductions but more importantly did not increase as expected. These cost reductions were partially offset by an increase in repair and maintenance spending related to the Grand Rapids fire and press downtime, as well as ongoing maintenance work at Bemidji.

Selling and Administrative
      Selling and administrative expenses were $8.2 million for the quarter, compared to $7.3 million in the first quarter of 2005. The increase represents growth in our business activity.

Amortization of Capital Assets
      As a result of our growing asset base, amortization of capital assets increased by 7% from the first quarter of 2005.

Finance Expense
      Finance expense did not vary significantly from the first quarter of 2005.

Other Income (Expense)
      In the first quarter of 2006, other income was $4.5 million, compared to an expense of $0.3 million in the first quarter of 2005. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.

Income Taxes
      Income tax expense for the quarter was $7.5 million, compared to $30.1 million in the first quarter of 2005. Income tax expense fluctuates with net income before income taxes, and is affected by permanent differences between items deductible for tax and accounting and the composition of Canadian and U.S. source taxable income.

Fiscal Year ended December 31, 2005 Compared to Fiscal Year ended December 31, 2004

Net Income
      Net income for the year ended December 31, 2005 was $153.2 million compared to $175.1 million in 2004. The decline in net income was attributable to reduced margins, an increase in amortization of capital assets and a more modest foreign exchange gain on long-term debt, partly offset by a reduction in finance expense.

Sales
      Total sales increased from $909.9 million in 2004 to $1,248.2 million in 2005, representing an increase of $338.3 million or 37.2%.
      OSB. OSB sales, at $1,138.3 million in 2005, increased by 42.4% from 2004, and accounted for 91.2% of total sales. The increase in OSB sales is a reflection of a 1,192 msf increase in OSB shipment volumes over 2004 as a result of a full year of operations for the Barwick and Minnesota OSB facilities, combined with record production volumes achieved in several facilities. This increase in shipment volume was partly offset by a 10.2% reduction in average OSB prices.
      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were steady at $109.9 million in 2005 compared to $110.5 million in 2004. Plywood prices fell 3.2% from the prior year, which was partially offset by a 2.5% increase in shipment volumes.

Costs of Products Sold (Exclusive of Amortization)
      OSB. Cost of products sold in fiscal 2005 was $755.0 million compared to $399.6 million in 2004, representing an increase of $355.4 million, or 88.9%. Although the majority of this increase is due to increased production, the per unit cost of OSB shipped in 2005 increased by 19.2% compared to 2004, as a result of higher unit costs for wood fiber and resin.
      Specialty Overlaid Plywood and Other Products. The cost of sales for specialty overlaid plywood and other products varied little from 2004 to 2005 ($98.6 million in 2004 as compared to $100.9 million in 2005) reflecting similar production and shipment volumes during those years.

Selling and Administration
      Despite the increase in selling and administrative activities associated with our growth following the 2004 acquisitions, selling and administration expense of $30.8 million in 2005 did not differ significantly from the prior year’s expense of $31.0 million.

Amortization of Capital Assets
      Amortization of capital assets was $103.9 million in 2005, representing an increase of $50.0 million, or 92.8%, from 2004. The increase in amortization is due to the inclusion of full year amortization related to the capital assets associated with the Barwick and Minnesota OSB facilities acquired in May and September of 2004.

Finance Expense
      Finance expense was $71.3 million in 2005 compared to $150.2 million in 2004, a $78.9 million, or 52.5%, decline from 2004. The significant decline is mainly attributable to a $106.2 million one time charge in 2004 associated with our March 2004 debt refinancing. This decline is partly offset by a $24.2 million increase in interest expense as a result of an increase in the average outstanding indebtedness due to the issuance of senior notes in March, May and September of 2004.

      During 2005, we repurchased US$24.5 million of our outstanding senior notes. In addition, we recorded a $28.3 million unrealized foreign exchange gain, compared to an unrealized gain of $73.8 million in 2004. The smaller gain in 2005 reflects the reduced appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.

Other Income (Expense)
      In 2005, other income was $2.2 million, compared to an expense of $3.4 million in 2004. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.

Income Taxes
      Income tax expense in 2005 was $63.6 million compared to $71.2 million in 2004, a 10.7% decline. This decline is mainly attributable to a decline in income before income taxes of 12.0%.

Fiscal Year ended December 31, 2004 Compared to Fiscal Year ended December 31, 2003

Net Income
      Net income for the year ended December 31, 2004 was $175.1 million compared to $123.7 million in 2003. The increase in net income was primarily attributable to a $170.7 million or 110% increase in operating earnings less a one time charge of $106.2 million that was associated with our March 2004 debt refinancing.

Sales
      Sales in 2004 were $909.9 million compared to $543.0 million in 2003, representing an increase of $366.9 million or 67.6%.
      OSB. Sales of OSB in 2004 were $799.4 million compared to $449.0 million in 2003, representing an increase of $350.4 million or 78.0%. This increase was due to a 51.9% increase in shipment volumes, from 1,341 mmsf in 2003 to 2,037 mmsf in 2004, and an average price increase of 17.3%. The increased shipment volumes were due primarily to the May 19 acquisition of Voyageur and the September 22 purchase of the OSB manufacturing facilities of Potlatch. Benchmark OSB market prices achieved an all-time average annual high in 2004.
      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $110.5 million in 2004 compared to $94.0 million in 2003, representing an increase of $16.5 million or 17.6%. The increase in sales resulted from a 18.4% increase in shipment volumes driven by higher market demand and a 5.4% increase in average sales price. This higher average sales price is largely attributable to a product mix comprised of an increased proportion of relatively higher-priced commodity plywood sheathing products.

Cost of Products Sold (Exclusive of Amortization)
      Cost of products sold in 2004 was $498.2 million compared to $322.8 million in 2003, representing an increase of $175.4 million or 54.3%. This increase is due primarily to increased shipment volumes of OSB and higher unit costs for wood fiber and resins.
      OSB. OSB cost of products sold in fiscal 2004 was $399.6 million compared to $241.6 million in 2003, representing an increase of $158.0 million or 65.4%. This increase was due primarily to a 58.7% increase in OSB shipment volumes attributable to the OSB manufacturing assets acquired during 2004 and a 3.5% increase in OSB shipment volumes generated at the OSB facilities that existed prior to 2004. Additional unit cost increases are attributable to higher prices for wood fiber and resins.
      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of products sold in 2004 was $98.6 million compared to $81.2 million in 2003,

representing an increase of $17.4 million or 21.4%. This increase was due primarily to an increase in plywood shipment volume of 18.4%.

Selling and Administration
      Selling and administration expense in 2004 was $31.0 million compared to $18.2 million in 2003, representing an increase of $12.8 million or 70.3%. This increase was due to ancillary costs associated with the 2004 acquisitions and refinancing initiatives, plus additional executive and staff performance-based compensation associated with the excellent business results achieved in 2004.

Amortization of Capital Assets
      Amortization of capital assets in 2004 was $53.9 million compared to $33.0 million in 2003, representing an increase of $20.9 million or 63.3%. Amortization expense increased primarily due to the inclusion of the newly acquired OSB facilities in 2004.

Finance Expense
      Finance expense, including a one time charge of $106.2 million associated with our March 2004 debt refinancing, for 2004 was $150.2 million (including $40.7 million of direct interest expense), compared to $56.1 million (including $51.2 million of direct interest expense) in 2003, representing an increase of $94.1 million or 167.4%.
      We recorded a $73.8 million foreign exchange gain on our U.S. dollar denominated long-term debt for 2004 compared to an unrealized gain of $76.9 million in 2003. The gain in 2004 reflects the appreciation of the Canadian dollar relative to the U.S. dollar during the year.

Other expense
      Other expense for 2004 was $3.4 million compared to $0.5 million in 2003. This increase in other expense was related primarily to a $2.6 million charge in 2003 relating to the employee participation share plan.

Income Taxes
      Income tax expense in 2004 was $71.2 million compared to an expense of $51.9 million in 2003.
Outlook
      During 2006, we will continue to invest in our business to maintain our assets and ensure we remain competitive. Our most significant investment in 2006 will be the 600 mmsf expansion in capacity currently underway at our Grande Prairie facility. We have budgeted approximately $180.0 million of spending on this project in 2006, of which approximately $40.0 million was spent in the first quarter. When complete in March 2007, this facility is expected to have a productive capacity of 1,265 mmsf and is expected to be the largest and potentially lowest cost facility in the world.

Liquidity and Capital Resources
      Based on a slight increase in sales volumes in the three months ended March 31, 2006, accounts receivable increased by $9.7 million (including a $2.9 million unrealized foreign exchange gain) compared to December 31, 2005. The most substantial change in adjusted working capital occurred in our log inventories. Log inventories increased by $37.8 million (net of a $2.2 million unrealized foreign exchange loss) from December 31, 2005 as we built up necessary fibre inventories in anticipation of the spring thaw road closures. These increases in working capital were offset by a $6.4 million increase in accounts payable and accrued liabilities (excluding $6.7 million in payables related to capital items).
      Cash provided by operating activities in the three months ended March 31, 2006 was $19.6 million, compared to $15.1 million in the first quarter of 2005. Although earnings in the first quarter of 2006 were substantially lower compared to earnings in the first quarter of 2005, higher working capital demands in early 2005 resulted in less cash being generated in 2005 compared to 2006.
      Cash used in investing activities was higher in the first quarter of 2006 than in the first quarter of 2005. This reflects the increase in spending on capital assets related to the expansion of the Grande Prairie facility and the modernization program currently underway at the Minnesota OSB facilities. In addition, we invested $40.1 million of our excess cash reserves in commercial paper with a maturity in excess of ninety days. For accounting purposes, these are reflected as an investing activity and short-term investments.
      Our $100.0 million revolving credit facility, in place to support short-term liquidity requirements as necessary, was not utilized as at March 31, 2006.
      Our cash flow is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors, including economic conditions in North America, that are beyond our control. Our business may not generate cash flow in an amount sufficient to fund our liquidity needs, which would severely curtail our ability to continue operations. If our cash and operating cash flow is insufficient to meet our operational expenses and debt service obligations, we will have to consider several options available to us, including raising additional equity, sales of assets or seeking consent to incur additional indebtedness. These options may not be available to us on satisfactory terms, or at all.
Off-Balance Sheet Arrangements
      We do not have any material off-balance sheet arrangements other than letters of credit pledged to support our ongoing business operations in the amount of $36.8 million at March 31, 2006.

Contractual Obligations
      The following table summarizes the timing of payments, including interest, for which we have contractual obligations as of December 31, 2005:

	Payment due by Period

		Less than	2-3	4-5	After
Contractual Obligation(1)(8)	Total	1 year	years	years	5 years

	(in thousands)
6.750% Senior Notes(2)	$503,292	$25,121	$50,242	$50,242	$377,687
7 1/4% Senior Notes(3)	476,356	23,187	46,375	46,375	360,419
Floating Rate Senior Notes due October 1, 2010(4)	244,823	13,875	27,749	203,199	—
12 1/2% Senior Notes(5)	1,873	196	1,677	—	—
Operating Lease Obligations(6)	11,316	3,793	4,748	2,775	—
Purchase Commitments(7)	158,374	158,374	—	—	—

(1)	Does not include the original notes. Under the indenture governing the original notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on the original notes is payable in the amount of US$1.6 million (calculated based on the March 31, 2006 month-end rate of 8.28%) each March 30, June 30, September 30 and December 30. The exchange notes will represent the same indebtedness as the original notes tendered in the exchange offer.

(2)	Under the indentures governing our outstanding 6.750% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.750% senior notes mature on March 15, 2014.

(3)	Under the indenture governing our outstanding 7 1/4% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7 1/4 % senior notes mature on October 1, 2012.

(4)	Under the indenture governing our outstanding floating rate senior notes due October 1, 2010, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes due October 1, 2010 is payable each March 30, June 30, September 30, and December 30. For the purpose of the above table, we have calculated the interest rate at the December 31, 2005 month-end rate of 7.77%.

(5)	Our 12 1/2 % senior notes mature on July 15, 2007.

(6)	We do not include operating lease obligations beyond five years.

(7)	Purchase commitments include agreements to purchase machinery, equipment, engineering and management support services in relation to the Grande Prairie expansion project totaling approximately $150.0 million (March 31, 2006: $135.7 million), and US$7.2 million related to the purchase of an aircraft. Payments of US$850,000 will be paid on March 2, 2007 and September 2, 2008 as part of our purchase of Chatham Forest Products Inc.

(8)	Contractual obligations denominated in US$ are converted to Canadian dollars at the December 31, 2005 exchange rate posted by the Bank of Canada of US$0.8598 = $1.00.
Market Risk
      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. The exchange notes will be subject to interest rate fluctuations because the interest rate is reset quarterly for the term of such notes.
      A significant portion of our products are sold in U.S. dollars. Most of our costs, other than interest payable on our senior notes, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.
      We have not used derivative financial instruments to mitigate the influence of market risk but we may do so in the future.

U.S. GAAP Reconciliation
      Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 26 to our audited consolidated financial statements included elsewhere in this prospectus and note 11 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.
Critical Accounting Policies
      Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.
      Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood and veneer products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
      Loss Contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
      Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying value of our capital assets, including construction in progress, in 2005 and believe that our reported values are reasonable based on the current circumstances.
      Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
      Future Income Tax Assets. We record future income tax assets, including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts and the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
      Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly.
      Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2005 or in the three months ended March 31, 2006; however, the value of goodwill was reduced on the final settlement of the conditional purchase option of Voyageur.
      Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by us. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions. See further discussion related to pension plans in note 20 to our audited consolidated financial statements and note 5 to our unaudited interim consolidated financial statements, both of which are included elsewhere in this prospectus.

MARKETS IN WHICH WE OPERATE
Oriented Strand Board Market
      OSB is a structural panel used in building applications, primarily as residential roof, wall and floor sheathing. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by new residential construction, home renovation and industrial market activity. RISI estimates that in 2005, 57% of all OSB and plywood structural panels consumed in the U.S. were used in the construction of single family homes, multi-family homes or mobile homes. In terms of total volume of OSB and plywood structural panels consumed in North America, RISI estimates that consumption increased from 32.1 bsf in 1995 to 45.8 bsf in 2005, a compounded average annual growth rate of 3.7%. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2005 the average variable cost production of OSB was $156 per msf in western Canada, $178 per msf in the U.S. north central region and $159 per msf in Ontario and Quebec, compared to a 2005 average variable cost of production of plywood of $278 per msf in British Columbia and $251 per msf in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 58% in 2005, and is projected to grow to 74% of the market by 2009. Furthermore, RISI estimates that between 1994 and 2005, annual consumption of OSB in North America grew at a 9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:
      The North American OSB industry is relatively consolidated. The five largest suppliers accounted for more than 70%, and the top eight suppliers accounted for more than 90%, of North American capacity in 2005. Given the growing demand for structural panels and the cost advantage of OSB over plywood, we expect that the OSB industry will introduce additional manufacturing capacity. Due to the long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several more months to reach full production levels. RISI projects that the total North American OSB annual production capacity will increase by approximately 10 bsf, or 34%, between 2005 and 2010 while total plywood annual production in the same period will decrease by nearly 8 bsf, or 40%. RISI also projects that North American annual demand for OSB will increase by approximately 8 bsf, or 30%, during the same 2005 to 2010 period, while total plywood annual demand will decline by 7 bsf, or approximately 40%. Given these demand and supply dynamics, RISI projects the demand-capacity ratio for OSB to average 87% from 2005 through 2010.
Plywood and OSB Production Cost Comparison

	Plywood	OSB

Wood	$157	$57
Labor	64	29
Energy	18	8
Glue & Wax	21	40
Supplies	21	22
Gross Variable	281	154
Residuals	(30)	—

Total Variable	$251	$156

Source:	RISI, North American Wood Panels 5-Year Forecast, March 6, 2006: 2005 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf 3/8 ” basis)

     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2005, U.S. housing starts grew at a 5.3% compounded annual growth rate while residential improvements expenditures (adjusted for inflation) grew at a 4.3% compounded annual growth rate. According to figures reported by the U.S. Commerce Department in January 2006, total U.S. housing starts for 2005 topped 2.06 million units, which is up 5.8% from 2004. Low interest rates, rising consumer confidence and strong household formation growth have bolstered U.S. housing starts to a level not experienced since 1973. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for approximately 80% of all homes built in the 2000 to 2005 period. In addition, according to RISI, the average single-family home size in 2005 was 2,456 square feet, over 17% larger than the average single-family home size in 1994.
      The demand for OSB is driven by structural panel demand and the substitution of OSB for higher cost plywood panels. OSB consumption and market share in the structural panel market has increased over the last decade as a result of the lower cost of OSB relative to plywood, increasing production capacity to meet rising demand, a strong North American economy and growth in OSB end-use applications. OSB is accepted by all of the major North American building codes.
      North American structural panel prices have fluctuated considerably in the last fifteen years. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of US$122 per msf North Central (7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to cyclical lows in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of US$465 per msf North Central (7/16”) set in October 2003, well above the previous monthly average record of US$351 per msf North Central (7/16”) set in July 1999. In 2004, new record monthly average prices were set in each of February, March and April. The highest monthly average price was reached in April 2004, at US$508 per msf North Central (7/16”). After reaching the April 2004 peak, OSB prices generally declined during the remainder of the year. Monthly average prices fell to as low as US$235 per msf North Central (7/16”) in November 2004, before rebounding to US$299 per msf North Central (7/16 ”) in December 2004.
      Structural panel market prices remained relatively high in 2005 and during the first quarter of 2006, although OSB prices were lower in the first quarter of 2006 than they were in each of the first and last quarters of 2005. The average monthly OSB benchmark price for 2005 was US$324 per msf North Central (7/16 ”), a decrease of approximately 13% from the record 2004 average prices.
Export-Standard OSB Market
      Japan is the world’s second largest market for wood construction materials, surpassed only by the United States. New building regulations, such as the Housing Quality Assurance Law, should encourage more builders to adopt structural panels such as OSB for wall sheathing, a previously atypical practice, to mitigate the adverse effects of earthquakes. Although OSB currently represents only a very small percentage of the Japanese panel market, we expect OSB demand to grow considerably over the next decade. Other Pacific Rim countries, including China and Korea, also show export growth potential.

Value-Added Industrial OSB Market
      Since its market introduction, OSB has gained acceptance as a low cost alternative to softwood plywood for use in residential construction as roof, wall and floor sheathing. Further development of process technology and advancements, such as greater flexibility in press sizes, has allowed OSB to penetrate new markets. In addition, higher demand and growing environmental concerns have increased pressure on North American timber supplies. More than ever, forest products manufacturers are developing methods to utilize timber resources as efficiently as possible. This is particularly evident in the engineered wood products industry, where producers are employing relatively new technologies to manufacture higher-valued products as replacements for traditional wood products. Engineered wood products are manufactured with lumber and panel products in a manner that maximizes physical strength and dimensional stability while minimizing the amount and cost of wood used as raw material. OSB is now gaining market share in these applications, which were previously restricted to materials such as lumber, plywood, medium density fiberboard, particleboard, lumber and non-wood products. For instance, wood I-beams or I-joists, comprised of OSB webstock, are a replacement product for lumber joists used in residential and non-residential construction. Value-added OSB products are generally sold at a premium to commodity OSB sheathing and tend to exhibit more stable demand characteristics.
Specialty Overlaid Plywood Market
      Specialty overlaid plywood is manufactured with resin impregnated paper sheets bonded onto one or both surfaces of the specialty engineered plywood panels under heat and pressure. The resulting product combines the strength of a heavy-duty wood product with the superior wear characteristics of an overlaid surface. These features effectively meet the demanding requirements of concrete forming, equipment decking and paint-grade signs. The principal application is in the manufacture of concrete forms where the overlaid feature offers a number of key benefits including a smooth concrete finish without defects or wood grain patterns, ease of removal from the cured concrete and durability. We believe that specialty overlaid plywood forms currently account for an estimated 20% of the total concrete forming market with the bulk of demand met with commodity non-overlaid wood panels. Specialty overlaid plywood is specified by contractors and architects in applications requiring smooth visible concrete surfaces, including high rise and sports complex construction, water treatment facilities, airports and highway infrastructure projects.
      Our Savona mill has one of the two largest overlaid plywood production output levels in North America. A limited availability of high quality timber to produce specialty overlaid plywood products is a barrier to entry for potential new competitors in these markets. The value-added nature of overlaid plywood results in premium pricing and more stable demand characteristics versus standard plywood.

OUR BUSINESS
      We are a leading manufacturer of engineered wood products including OSB and specialty overlaid plywood. We are currently the fourth largest manufacturer of OSB in North America according to RISI, and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Based in Vancouver, British Columbia, we own and operate three modern, strategically located OSB manufacturing facilities in Canada, and we maintain a 50% ownership interest in a fourth Canadian facility, the High Level OSB facility. High Level has the largest designed annual production capacity of any single-line OSB facility in the world and we believe that when production reaches its designed annual production capacity it will be one of the world’s lowest cost OSB facilities. We also own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, we also operate a specialty overlaid plywood mill in Savona, British Columbia and an associated veneer plant in Lillooet, British Columbia. We are one of the two largest manufacturers of specialty overlaid plywood in North America.
      We use hardwood and softwood fiber for the production of OSB, and softwood for the production of specialty overlaid plywood. For the most part, our hardwood and softwood fiber is delivered to our facilities in the form of logs. We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide approximately 87% of the wood fiber requirements for our Canadian operations.
      We produce, market and distribute a wide range of commodity and value-added OSB and specialty overlaid plywood products. We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. In 2005, approximately 30% of our production was in the form of AinsworthEngineered® value-added products, including export-standard OSB and specialty industrial OSB and plywood products. For the three months ended March 31, 2006, approximately 34% of our production was in the form of AinsworthEngineered® value-added products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.
      On May 19, 2004, we acquired all of the outstanding shares of Voyageur, a private Canadian company that owned and operated an OSB facility in Barwick, Ontario, approximately 440 kilometers (275 miles) north of Minneapolis, Minnesota. In 2003, approximately 83% of the sales volume for the Barwick facility was commodity-grade OSB sheathing panels. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 7%, from 440 mmsf to the current estimated annual production capacity of 470 mmsf. We have also implemented key management changes and renegotiated several commercial contracts on more favorable terms. In 2005 and the first quarter of 2006, substantially all of the Barwick facility’s shipments were to the United States, primarily to customers located in the central region of the United States.
      On September 22, 2004, we acquired from Potlatch all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired from Potlatch by Ainsworth Engineered (USA), LLC, our wholly-owned subsidiary, for a purchase price of approximately US$455.5 million.
      During the first quarter of 2005, we were the successful bidder for two timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year for a term of 15 years. In connection with these timber licenses, we are considering an opportunity to construct up to two OSB production facilities in these timber supply areas. The British Columbia Ministry of Forests recently submitted both licences to us for acceptance of their terms. To date, we have not made any commitments to accept these licences on their current terms or proceed with the facilities.

      During the third quarter of 2005, we commenced an expansion of the Grande Prairie OSB facility that primarily involves the construction of a second production line capable of producing OSB and other structural engineered wood products. The expansion is scheduled for completion in March 2007 and, following an initial ramp up period, will provide us with an additional 600 mmsf of annual OSB production capacity, an increase of 18% from our current estimated annual OSB production capacity of 3,375 mmsf. Construction on the Grande Prairie expansion began in the third quarter of 2005 and major equipment deliveries are expected to begin in the summer of 2006. We have already committed to purchase machinery, equipment, engineering and management support services totaling $135.7 million and estimate the total costs for the expansion project to be approximately $288.0 million. Through long-term agreements with the Province of Alberta and private wood vendors, we currently have access to a secure, sustainable source of wood fiber that can supply all of the fiber that will be used by Grande Prairie’s new production line at its designed annual production capacity of 600 mmsf of OSB.
      We believe that the Grande Prairie expansion will add another high-quality, modern OSB production line to our system and will allow us to capitalize on the significant growth opportunities in the structural engineered wood products business and diversify our product offerings. We plan to use the continuous press technology to produce commodity and value-added OSB products and other strand-based proprietary products for use in heavy structural building applications, such as window and door headers in residential construction. These proprietary products will primarily compete with other wood products, including solid lumber, laminated veneer lumber (LVL) and glue laminated beams. We believe that structural engineered wood products will continue to replace solid wood products in a number of building applications due to their superior performance characteristics, flexible size and lower installation costs.
      On September 2, 2005, we completed the purchase for $9.1 million of 100% of the shares of Chatham Forest Products, Inc., a company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price, US$6.1 million was paid in cash at closing with the remaining amount due in equal installments on March 2, 2007 and on the earlier of initial commercial OSB production or September 2, 2008.
      On September 28, 2005, we notified Potlatch that we are claiming reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. The basis of this claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. In 2006 we will incur certain expenditures associated with the repair and maintenance of these facilities, which may affect our results of operations. The proceeds from the claim, if any, will be recorded when received.
      Our business has grown significantly over the last 12 years and, as a result, the construction, expansion and modernization of OSB facilities has become an ongoing part of our corporate development. We completed 100 Mile House in 1994, Grande Prairie in 1995 and High Level in 2000. We have made additional capital improvements at 100 Mile House and Grande Prairie since their commissioning, and we are currently adding a second production line at our Grande Prairie facility for completion in 2007. We review opportunities from time to time to acquire rights to harvest or purchase fiber supplies and we respond to requests for proposals to bid for timber licenses that we consider would be of benefit to us, with a view to constructing future production facilities or supplementing fiber supply for existing production facilities. We cannot assure you that we will be the successful bidder in any of these proposals or that we would ultimately proceed to construction if we were the successful bidder.

Competitive Strengths and Opportunities
      We believe that our business has the following competitive strengths and opportunities:
     Established Modern OSB Facilities.
      Our four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, is the world’s largest single-line OSB facility with a designed annual production capacity of 860 mmsf, twice that of the average North American single-line OSB facility. When High Level reaches its designed annual production capacity, we expect that this facility will be one of the world’s lowest-cost producers of commodity sheathing OSB, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility was recently benchmarked by an independent forest products research firm against 15 other North American OSB facilities and scored in the top quartile in a number of key operational measures based on calendar year 2004, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. The Barwick facility was completed in 1997, and uses modern automated equipment that allows us to readily adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. Our recent acquisition of the three Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity and allowed us to optimize our overall efficiency and increase our ability to provide excellent service and flexibility to customers in the central and western regions of the United States. The acquisition of the Minnesota OSB facilities has also resulted in us obtaining additional intellectual property that has enabled us to access new specialty product markets across our entire operations.
     Proven OSB Operators.
      Our senior managers average over 20 years of experience in the forest products industry and most of them played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on time and on budget. We completed construction of the 100 Mile House facility in 1994 with a designed annual production capacity of 360 mmsf and currently operate the mill at an estimated annual production of approximately 425 mmsf, or 18% above its original designed capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a designed annual production capacity of 540 mmsf and currently operate the mill at an estimated annual production of approximately 665 mmsf, or 23% above its original designed capacity. The Grande Prairie facility is currently under expansion. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility in May of 2004, we have increased its annual production capacity by approximately 7%. The Barwick facility currently has an estimated annual production capacity of 470 mmsf, which we believe we can increase to 500 mmsf by the end of 2006. The Minnesota OSB facilities have an estimated aggregate annual production capacity of 1,385 mmsf. We believe we can increase the annual production capacity of our Minnesota OSB facilities to 1,500 mmsf by the end of 2007. According to an independent benchmarking study of 16 North American OSB mills’ 2004 operating results, we have one of the best asset utilization rates in the industry, expressed in terms of OSB production per square foot of press.

     Leading Market Positions.
      We are a leader in the value-added markets we serve, including export-standard OSB and specialty industrial products. We have the largest installed capacity designed to serve the growing Japanese OSB market. Both our 100 Mile House and Grande Prairie facilities were specifically designed to economically produce three-foot wide panels used in Japanese construction, as compared with four-foot wide panels used in North America. We are also a principal supplier of specialty overlaid plywood used to manufacture long-lasting concrete forming panels for the construction markets in Canada, the United States and the United Kingdom.
     Growing Value-Added Product Mix.
      Our business strategy is to continue to increase our revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered® value-added products across our OSB and specialty plywood businesses. Our core management has skills and experience in all aspects of the value-added engineered wood products business, including product development, manufacturing, marketing and distribution, among others. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our recent acquisition of the Minnesota OSB facilities has provided us with a significant opportunity to expand our value-added product mix. We believe we will be able to increase output of value-added products at the Minnesota OSB facilities to approximately 25% of total production volume by 2007. The addition of the second production line at our Grande Prairie facility, which is currently under construction and is scheduled for completion in March 2007, will further support our value-added product strategy. The continuous press technology that will be employed in this new line will allow us to produce a number of structural engineered wood products including OSB and OSL.
     Strategically Located OSB Facilities.
      The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports, providing us with a transportation cost and logistical advantage for supplying the western United States and Japanese markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our North American competitors. In addition, all three of our western OSB facilities have rail access, which facilitates the cost-effective shipping of our products into the central and western regions of the United States. The Barwick facility, located close to the U.S. border in western Ontario, also has direct rail access, which provides us with competitive access to the central region of the United States. The Minnesota OSB facilities, located in northern Minnesota, close to our Barwick facility, have increased our presence in this important market and further diversified our customer base. In addition, each of the Minnesota OSB facilities has direct access to rail and highway transportation, which allows them to provide cost-effective shipping to the western and central regions of the United States.
Facilities
      Our facilities have a total estimated annual production capacity of approximately 3,375 mmsf of OSB and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. In fiscal 2005 we incurred capital expenditures of approximately $57.3 million, of which $34.7 million is related to the Grande Prairie expansion. Our facilities generally operate at or near their estimated annual production capacities, other than High Level which is still ramping up to its designed annual production capacity.

Estimated
Annual
Production
Capacity(1)

Oriented Strand Board (mmsf)
Grande Prairie, Alberta(2)	665
100 Mile House, British Columbia	425
Barwick, Ontario	470
High Level, Alberta (50%-owned by us)(3)	430
Bemidji	565
Cook	430
Grand Rapids	390

Total OSB annual production capacity	3,375
Specialty Overlaid Plywood (mmsf)
Savona, British Columbia (Plywood)	155

(1)	As of March 31, 2006.

(2)	We are currently expanding the capacity at our Grande Prairie facility through the construction of a second production line. This new production line is expected to be in operation by March 2007 with a designed annual production capacity of 600 mmsf of OSB, thereby increasing our estimated total annual OSB capacity by 18%.

(3)	This facility is in its ramp-up phase. Its designed annual production capacity is 860 mmsf and 50% of the production is ours. The mill is currently running at approximately 77% of designed annual production capacity.
Oriented Strand Board
     Grande Prairie.
      In Grande Prairie, Alberta we own and operate one of the world’s largest capacity single-line OSB facilities. This facility began production in December 1995 with a design annual production capacity of 540 mmsf. It currently operates at an annual capacity of approximately 665 mmsf, or 23% above the original design capacity. Production at the Grande Prairie facility in 2005 totaled 652 mmsf. For the quarter ended March 31, 2006, production at the Grande Prairie facility totaled 162 mmsf. The facility consumes approximately 979,000 m3 of fiber annually. The Grande Prairie operation occupies about 160 acres of land owned by us and has easy access to rail service. Grande Prairie uses a 12-foot wide forming line and press that provide the flexibility to cost-efficiently produce a variety of panels in dimensions and grades to suit both the North American and Japanese building construction and industrial markets. Grande Prairie’s low-cost position is supported by an abundant and economic fiber supply, economies of scale and superior up-time and on-grade performance.
      In 2002, we invested approximately $9 million in Grande Prairie to increase capacity and reduce production costs. During the third quarter of 2005, we commenced an expansion of the Grande Prairie facility. As part of this expansion work, comprising the construction of a second production line, we have committed to purchase machinery, equipment, engineering and management support services totaling $135.7 million. The project is scheduled for completion in March 2007 and it will, following an initial ramp up period, add an estimated additional 600 mmsf of OSB annual production capacity to the Grande Prairie facility.
     100 Mile House.
      We own and operate the 100 Mile House, British Columbia facility, which began operations in the fall of 1994. We originally built 100 Mile House with a design annual production capacity of 360 mmsf and currently operate the facility at an annual capacity of approximately 425 mmsf, or

18% above the original design capacity. For the year ended December 31, 2005, production at 100 Mile House totaled 416 mmsf. For the quarter ended March 31, 2006, production at 100 Mile House totaled 105 mmsf. The facility consumes approximately 650,000 m3 of fiber annually. The 100 Mile House operation occupies about 57 acres of land owned by us and is directly serviced by rail. This facility was the first OSB operation in the world to adopt a nine-foot wide forming line and press that provide significant flexibility and efficiency advantages over the more traditional eight-foot wide press allowing us to profitably serve the Japanese residential construction market where three-foot wide OSB is the standard.
     Barwick.
      In May 2004, we acquired a modern OSB mill located at Barwick, Ontario. This mill began operations in 1997 with a design production capacity of 375 mmsf. It currently operates at an annual capacity of approximately 470 mmsf, or 25% above the original design capacity. For the year ended December 31, 2005, production at the Barwick facility totaled 463 mmsf. For the quarter ended March 31, 2006, production at the Barwick facility totaled 118 mmsf. The facility consumes approximately 737,000 m3 of fiber annually and occupies 238 acres of land owned by us and directly serviced by rail. We believe that, for the foreseeable future, the Barwick facility will require only modest expenditures for maintenance and capital improvements in line with historical averages. We also believe that with minimal additional investment we can improve the facility in the short term through initiatives designed to reduce costs and increase its annual production capacity to 500 mmsf by the end of 2006.
     High Level.
      We are a 50% co-owner of the OSB facility at High Level, Alberta, which commenced operations in October 2000. The High Level OSB facility is designed to be the largest single-line OSB facility in the world, with a design annual production capacity of 860 mmsf. The facility currently operates at an annual capacity of approximately 662 mmsf, or 77% of the original design capacity. High Level contributed approximately 322 mmsf to our total OSB production in 2005. For the quarter ended March 31, 2006, our share of production at the High Level facility totaled 84 mmsf. When running at full capacity, the plant will consume approximately 1.3 million m3 of fiber annually. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of High Level’s timber needs at full capacity. This timber is secured through 2016. The High Level operation occupies approximately 643 acres of lands owned by the co-owners and is directly serviced by rail.
      The High Level OSB facility is operated for the co-owners by Footner Forest Products Ltd., a company that is jointly-owned in equal shares by us and the co-owner. As such, Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility.
      For more details regarding the co-ownership arrangements for the High Level plant, see “Co-Ownership Arrangements for High Level”. We believe the High Level OSB facility will be one of the world’s lowest cost producers of commodity OSB sheathing once full production capacity is reached. High Level utilizes modern technology with a 12-foot wide forming line and continuous press.
     The Minnesota OSB Facilities.
      In September of 2004 we acquired three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids.

      The Bemidji facility commenced production in 1981. A second OSB line was added in 1989, an upgrade which approximately doubled the manufacturing capacity of the facility, while also lowering the unit manufacturing costs of the combined operations. The Bemidji facility’s two production lines have an estimated combined annual production capacity of 565 mmsf. Production in 2005 totaled 552 mmsf.
      The Cook facility commenced production in 1983. In January 2001, a modernization and expansion program was completed, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to an estimated annual production capacity of 430 mmsf, and a corresponding reduction in unit manufacturing costs. In 2005, production at the Cook facility totaled 423 mmsf.
      The Grand Rapids facility commenced OSB production in 1985. The facility has an estimated annual production capacity of 390 mmsf. Production in 2005 totaled 387 mmsf.
      In January 2006, production was interrupted at our Grand Rapids facility, due to a fire in a wood storage area and, later in the month, due to a mechanical breakdown of pressing equipment. A total of 14.7 production days were lost during the month before we resumed normal production levels. On April 6, 2006 we shut down the facility to make major repairs to press equipment. As of June 1, 2006 the shutdown was extended due to problems with newly installed hydraulic press equipment.
      We have identified certain improvements that we believe will result in enhancements to existing production capacity at each of the Minnesota OSB facilities. We expect to increase total annual production capacity at the Minnesota OSB facilities from their current estimated aggregate annual capacity of 1,385 mmsf to 1,500 mmsf by the end of 2007. We will also continue to focus on growing the share of value-added product lines at each of the three facilities. For the quarter ended March 31, 2006, production at the Minnesota OSB facilities totaled 330 mmsf.

Specialty Overlaid Plywood
      We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity sheathing plywood. Specialty overlaid plywood products command premium prices that are less volatile than conventional plywood sheathing and we have typically been able to realize premium margins from our specialty overlaid plywood product line. We are one of the two largest manufacturers of specialty overlaid plywood in North America and our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. Pourform® products are used in a diverse mix of concrete forming applications, including residential and high-rise construction, sports complexes and highway and airport infrastructure projects. The primary AinsworthEngineered® specialty overlaid plywood product produced at Savona is a medium density overlay concrete forming panel called Pourform-107®, which is used for industrial concrete forming work, including high rise construction, dams and highway infrastructure projects. Pourform-107® is manufactured using a resin-impregnated paper overlay that leaves a smooth finish on the concrete, and enables the panel to be re-used multiple times. The balance of Savona’s production consists of high-density overlaid panels used for concrete forming, decking material for flat deck trailers, general purpose overlaid panels used for paint grade sign material and commodity sheathing plywood.
      Our Savona mill is the second largest producer of specialty overlaid plywood panels in North America. The plant is located on a 64 acre site owned by us and is serviced by rail. Production of plywood at the Savona mill in 2005 was 143 mmsf. For the quarter ended March 31, 2006, production at the Savona mill was 38 mmsf. Savona’s annual capacity is 155 mmsf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet, British Columbia. Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however, we also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. Under the terms of our forest license for the Lillooet timber supply area, we are obliged to operate the Lillooet veneer plant to process an equivalent volume to the volume harvested under that license per year. We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.
Raw Materials
      Wood fiber from timber, in the form of logs, is the primary raw material used in our operations. Timber supply self-sufficiency is a key competitive element within the Canadian forest products industry as the direct control and management of timber resources insulates an operator from fluctuations in the market price of purchased logs. A significant portion of our timber supply needs are met by allocations of timber under our forest licenses and pulpwood agreement in British Columbia, deciduous timber allocations and our joint forest management agreement in Alberta and long-term timber supply agreements with the Province of Ontario. Our timber supply needs are supplemented by long-term supply agreements with other sources.
      The Minnesota OSB facilities use a mix of hardwood tree species, predominantly aspen and birch, as well as balsam, balm, basswood and pine, as the primary raw materials for their products. The location of the mills in the forested northern portion of Minnesota has enabled them to obtain an adequate supply of wood fiber from within reasonable distances of the mill sites. Minnesota has a very diverse and fragmented land ownership demographic and, as a result, wood fiber for the Minnesota OSB facilities has historically been purchased in open market transactions from various governmental entities (federal, state and county) and from private landowners. The Minnesota OSB facilities generally do not enter into long-term, large volume wood fiber supply contracts with third parties.
      In addition to wood fiber, we use a significant quantity of various resins and wax in the manufacturing processes of our OSB and specialty overlaid plywood products. Resin costs are influenced by changes in the prices of raw materials used to produce resins, primarily petroleum products, as well as demand for resin products. We purchase electrical power and natural gas from third parties and utilize energy from our own wood-waste fired energy systems.

Timber Tenure Agreements
      The following table presents information about the long-term wood fiber supply agreements at each of our Canadian OSB facilities:

	Estimated Annual	Long-term Supply		Percent of
	Requirement (m3)	Agreements (m3)		Requirement

100 Mile House	650,000	605,000		93	%(1)
Grande Prairie(2)	979,000	791,000	(3)	81	(4)
Barwick	737,000	551,000		75
High Level(5)	1,323,000	1,261,000		95

Total	3,689,000	3,208,000		87%

(1)	100% beginning in 2007 due to increased supply of timber.

(2)	Does not take into account the new second production line at Grande Prairie.

(3)	984,000 m3 until 2007.

(4)	101% until 2007.

(5)	Assumes the High Level OSB facility is operated at or near its designed annual production capacity of 860 mmsf. At the current rate of production, the facility’s available fiber supply is well over 100% of requirements.

British Columbia

Forest License
      We hold Forest License A18700 in British Columbia. This forest license covers the timber supply area of Lillooet, British Columbia. The Lillooet timber supply area consists of approximately 1.1 million hectares (2.7 million acres) in the Kamloops, British Columbia forest region and serves as the primary timber source for our Lillooet veneer plant. The forest license is renewable and the current term extends until 2013. We are currently entitled to harvest an allowable annual cut, or AAC, of approximately 320,000 m3 under our forest license. The AAC of our forest license can supply approximately 85% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The remaining percentage, primarily fir peeler logs, can be met through purchases of timber harvested from government-owned lands by other license holders and through purchases of logs from private landowners, farmers and woodlot owners.
      In 2003, the British Columbia government introduced the Forestry Revitalization Act which resulted in significant changes to the provincial forest management structure. The changes included a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system. The Province indicated that licensees will be fairly compensated for the reduction in harvesting rights and related costs such as roads and bridges. We were recently compensated $23 per m3, or $0.7 million, for a reduction of approximately 29,600 m3 in our existing allowable annual cut.

Pulpwood Agreement
      We hold Pulpwood Agreement No. 16 to support our OSB operations at 100 Mile House, British Columbia. This pulpwood agreement stipulates that, before we can harvest any pulpwood under the agreement, every reasonable effort must be made to obtain the total suitable raw material requirements for the OSB mill from (1) logging residues produced by us and (2) logging residues and pulpwood timber purchased from other sources within the timber supply areas covered by the pulpwood agreement. If we are unable to meet our requirements from these sources, then we are entitled to harvest up to 330,000 m3 per year of the pulpwood stands within the timber supply area covered by the pulpwood agreement. We estimate that, in the long run, we will use all of our 330,000 m3 of harvesting rights within the timber supply area covered by the pulpwood agreement.
      Our agreements with West Fraser Mills Ltd. ensure a long-term supply of 100,000 m3 per year through 2006 and 150,000 m3 beginning 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take back as a result of the Forestry Revitalization Act. In 2003 and 2004 we also secured long-term access to an additional 175,000 m3 per year of pulpwood in the form of government tenures. The balance of our annual requirement will be derived from market purchases and shorter term agreements.

Alberta

Grande Prairie Deciduous Timber Allocation
      In 1994, we were granted a deciduous timber allocation, or DTA, in connection with our Grande Prairie OSB facility. The Grande Prairie DTA is a renewable 20-year certificate allowing for an annual harvest of approximately 791,000 m3 of deciduous timber, which expires in 2015. The Alberta Ministry of Sustainable Resources issues timber licenses that operate in conjunction with the DTA and specify where timber harvesting will take place within a five-year period. As the holder of the DTA, we were required to construct and operate the Grande Prairie OSB facility and must process all timber harvested under the DTA at this facility. We are also obligated to initiate a program of private log purchases and to conduct our operations and forest management program in accordance with provincial legislation and the requirements of the Alberta Ministry of Sustainable Resource Development. In addition, as a result of undercutting of the DTA allowable harvest during the 1995 to 2005 period, we have rights under our DTA certificate to harvest additional timber until 2026.
      Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the existing production line’s fiber requirements at full capacity during the period 2006 to 2025, and approximately 80% in subsequent years. The mill’s fiber requirement was 958,000 m3 for the year ending December 31, 2005. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators and volume gained through modified harvesting practices to increase utilization.
      The fiber for the new second production line at Grande Prairie, scheduled to commence OSB production in early 2007, will be derived from a combination of long-term DTA agreements with the Alberta government and long-term private wood purchase contracts. We estimate that the long-term agreements will be sufficient to supply all of Grande Prairie’s second production line’s anticipated requirements at its designed annual production capacity of 600 mmsf of OSB. We expect to source some of our annual requirements from market purchases and shorter term agreements in order to minimize our fiber costs.

High Level Deciduous Timber Allocation and Forest Management Agreement
      In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. For more information regarding the co-ownership of Footner, see the section titled “Co-Ownership Arrangements for High Level”. Footner was successful in its proposal. The timber allocation is approximately 880,000 m3 of deciduous timber annually for a period of 20 years and is supplied through a renewable joint forest management agreement which supplies 701,000 m3, and three renewable DTAs which supply 170,000 m3. In 2002, Footner, on behalf of us and the other co-owner, entered into a forest management agreement with the Province of Alberta and Tolko Industries Ltd., which provides us with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the forest management agreement. The forest management agreement was formally approved by the government of Alberta in July of 2002. We received government approval in April 2004 to increase our annual allowable cut under the forest management agreement from the existing 677,000 m3 to 701,000 m3. Footner has also negotiated 20-year volume supply agreements of approximately 390,000 m3 annually with aboriginal groups who hold DTAs or own their land.
      The High Level forest management agreement, the DTAs and the long-term supply agreements with aboriginal groups are the primary fiber source for the High Level OSB plant, supplying approximately 95% of the plant’s anticipated fiber requirements once it achieves its designed annual production capacity. Other sources of fiber available to us include purchases from private landowners and the government, industrial timber salvage and incidental deciduous volumes generated by non-DTA or joint forest management agreement harvesting operations of other operators.

Ontario
      We have a long-term timber supply agreement with the Province of Ontario that is administered through related agreements with two major pulp and paper companies who hold sustainable forest licences, or SFLs, with the Province of Ontario. This agreement ensures that a defined timber volume will be harvested solely for use by the Barwick facility. This timber volume commitment from the Province of Ontario represents up to 551,000 m3 per year or approximately 75% of current fiber requirements of the Barwick facility.
      Timber requirements for the Barwick facility beyond the 551,000 m3 per year available from SFLs are currently satisfied through purchases of timber from private lands in Ontario and Manitoba at open market prices. At an annual OSB production rate of 470 mmsf, approximately 25% of the current fiber requirements of the Barwick facility are purchased on the open market.

Minnesota
      The Minnesota OSB facilities use a mix of hardwood tree species, predominantly aspen and birch, as well as balsam, balm, basswood and pine, as the primary raw materials for their products. The location of the mills in the forested northern portion of Minnesota has enabled them to obtain an adequate supply of wood fiber from within reasonable distances of the mill sites. Minnesota has a very diverse and fragmented land ownership demographic. We control approximately 20% of the Minnesota OSB facilities’ annual timber supply requirement through timber permits purchased at auctions. The remaining 80% of the Minnesota OSB facilities’ timber supply requirement is sourced from open market suppliers and private timber contracts. In late 2004, we entered into a log supply contract with Potlatch. Under the terms of the contract Potlatch will supply a minimum of 95,000 green tons per year over the next five years. The Minnesota OSB facilities generally do not enter into long-term wood fiber supply contacts with third parties.

Manitoba
      On May 9, 2006, we signed a commitment agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area northeast of Winnipeg, Manitoba. As part of the commitment, are must provide a $2.5 million performance security. If the conditions contemplated by the commitment agreement are satisfied, a Forest Management License will be issued to us for 838,000 m3 annually of timber on a renewable 20 year basis. The agreement is subject to a successful process of consultation with affected First Nations communities and the successful negotiation of related operational agreements and approvals.

Timber Harvesting and Forest Management
      We are committed to responsible harvesting, reforestation and sustainable forest management practices that are sensitive to environmental and social considerations as well as the need to preserve a varied forest species mix. The forest management techniques that we utilize are in accordance with governmental laws, regulations and policies and promote the long-term viability of the forest resource.

British Columbia

Timber Harvesting
      We have adopted a strategic timber harvesting plan approved by the Ministry of Forests that integrates harvesting from our forest license and pulpwood agreement with timber volume supply agreements with West Fraser, to ensure that logs are directed to specific mills and end uses that maximize the return on the timber resource. We manage these resources on a sustained yield basis. Rationalization of the flow of logs to our mills reduces our dependence on purchased logs. Timber harvesting is planned and supervised by our woodlands staff, while harvesting and log hauling are performed by independent contractors. Most of these independent contractors have long-standing relationships with us. At 100 Mile House and Lillooet, the temperate climate allows for year-round logging, subject to periodic limitations resulting from adverse weather conditions and other factors.

Forest Management
      Since early 2000 we have worked with other forest tenure holders in our British Columbia timber supply area to develop a sustainable forest management (SFM) plan based on the Canadian Standards Association (CSA) certification system. Effective June 18, 2004, we achieved ISO 14001 Environmental Management System registrations, an environmental management certification system for forestry related activities, on both the Lillooet license and Pulpwood Agreement No. 16. In 2004 we achieved CSA certification CAN/CSA-Z809, an independent certification standard evidencing that our forests are being managed according to established principles of sustainable forest management, on the Lillooet license. In addition, we have chain of custody process for our specialty plywood products, from their origin as timber through all stages in the transformation process to the point at which they are delivered to our customers as finished products.

Alberta

Timber Harvesting
      Our DTA at Grande Prairie and our forest management agreement at High Level are managed on a sustained yield basis.
      Harvesting under the DTAs is authorized under:

•	timber licenses, which create a five-year program of operations under the DTA; and

•	annual operating plans, which authorize the harvesting of specific blocks of timber and impose operational requirements regarding such matters as riparian set-backs and cut-block boundaries.
      Timber licenses under the DTA are issued as a right upon compliance with cut control and other regulatory requirements.
      Logging operations at both the Grande Prairie and the High Level facilities employ tree-length and cut-to-length roadside logging methods. Year-round log deliveries are limited by wet ground conditions and a lack of gravel for road ballast and construction. Grande Prairie ground conditions and infrastructure allow for an approximately eight-month logging season. At the High Level OSB facility, the majority of the logging season is compressed into a 100-day period in the winter, with very limited options for non-frozen ground operating conditions. Terrain in the harvesting areas is flat to gently rolling, with the main road systems previously put in place for oil and gas exploration and past coniferous timber logging operations.

Forest Management
      We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. In November 2003, our Grande Prairie woodlands achieved ISO 14001 registration. In November 2004, our Grande Prairie woodlands were also certified under CAN/CSA–Z809.
      At the High Level OSB facility, Footner, on behalf of the co-owners, has in place a detailed integrated forest management plan in the form of the Footner-Tolko joint forest management agreement. Footner also achieved, in December of 2004, ISO 14001 registrations for forestry, logging and related activities under the forest management agreement. Footner woodlands are certified under CAN/CSA–Z809.

Ontario
      We have established our own program for fiber procurement to the Barwick mill that we believe improves our operations and our competitive position. We have a re-stated timber supply agreement with ACI under which ACI oversees timber harvesting on our behalf on the Crossroute Forests. Since the Barwick facility draws wood from the same general region as ACI’s Fort Frances pulp and paper mill, our objective is to benefit from accessing an established road network and experienced timber harvesting and forest management operations. The delivery of timber from the Bowater SFL covering the Dog River Matawin Forest is governed by a memorandum of agreement with Bowater.
Environmental Regulation
      In addition to the laws and regulations governing the management and stewardship of the forests where we harvest timber, we are subject to numerous environmental laws and regulations of general application, including those relating to air emissions, effluent discharges, waste management and remediation of contaminated soil and ground water. Environmental laws and regulations may impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We have obtained, or are applying for amendments to, the necessary environmental operating permits required to conduct our business. These include, for example, permits for emissions, landfills for disposal of boiler ash and beneficial use of certain solid waste. We believe that all of our operations are in substantial compliance with all operating permits. Any future change in requirements or in the enforcement of existing regulations could result in incremental cost and potentially restrict our operations.
      The British Columbia Ministry of Forests has alleged that the construction methodology and maintenance practices employed by us when building a logging road extension near Lillooet in

2003 contravened the Forest Practices Code of British Columbia Act. We have investigated the allegations, terminated or otherwise disciplined employees we determined were responsible for the infractions, and plan to complete remediation of environmental damage that resulted by no later than August 3, 2006. We estimate the cost of further remediation at approximately $0.3 million.
      In 2004, the U.S. Environmental Protection Agency developed new Maximum Achievable Control Technology requirements that establish new air emission limits for OSB and plywood manufacturing facilities, including the Minnesota OSB facilities. Compliance with these standards will be required by October 1, 2008. In 2005, the Ontario Ministry of the Environment introduced new air emission standards and reporting requirements which affect all industries in the Province of Ontario. Some of these standards became effective in November 2005, while the timelines for overall compliance vary depending upon the NAICS classifications of the industries in question. We expect that our facility in Barwick, Ontario will not be required to comply with these requirements before 2013.
Transportation and Distribution
      Our finished products are generally marketed on a delivered-price basis and transported by common carriers. Timely and economical delivery of finished goods to customers are important factors in our ability to compete effectively. Virtually all sales are shipped directly to customers.
      A significant portion of the delivered cost of our products is transportation costs. We have entered into various rail, truck and ocean transportation agreements to provide reliable and competitive transportation services. Our operations have the flexibility to load their products onto various types of rail and road equipment, enabling them to take advantage of the most competitive rates. We also minimize freight costs by shipping products from the most logistically cost-effective mill. Our current North American transportation strategy involves shipping approximately 75% of our total production by rail, with the remainder shipped by truck. We continually test alternative transportation options to minimize overall freight costs. Our significantly large volume of annual shipments provides considerable leverage for negotiating lower rates and more cost-effective transport equipment.
      Inventory adjustments are regularly required to manage short-term demand imbalances and to consistently meet delivery schedules. Our practice is to ship production immediately against an order file. However, our facility warehouses can accommodate approximately five to seven days’ production if there is an interruption in the transportation links.
Marketing and Sales
      The principal markets for our products are the United States, Canada, Asia and the United Kingdom. In North American markets, products are sold through our Vancouver sales office to a large network of wholesale distributors, building materials professionals and other integrated forest products companies such as Louisiana-Pacific, Boise and Roseburg Forest Products. Sales to Japan and other overseas markets are handled by Interior Export Lumber Sales Ltd., or Interex, a cooperative sales company owned by six western Canadian forest product companies, including ourselves. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.

      The following table sets out our net sales by region for the fiscal years 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006.

				Three months
	Year ended			ended
	December 31,			March 31,

	2005	2004	2003	2006	2005

	(in millions)
Geographic sales information(1)
Canada	$81.6	$106.8	$94.3	$16.1	$30.4
United States	1,135.3	764.0	410.2	269.4	306.6
Asia	20.9	29.5	30.4	4.2	5.2
Europe	10.4	9.6	8.1	2.9	3.3

Total	$1,248.2	$909.9	$543.0	$292.6	$345.6

(1)	Sales figures reported in this table include freight revenue.
     A key component of our business strategy is to target higher-end niche markets where products successfully compete on the basis of superior quality and performance while maintaining a low-cost position on commodity sheathing OSB products. To this end, we have been active in understanding customer needs as they relate to the growing acceptance of engineered wood systems for housing construction. Additionally, we continue to identify new market opportunities in non-construction sectors and are responding by developing products with the required performance attributes. See “Research and Development; Intellectual Property”.
Competition
      We compete in North America and in Japan with numerous wood products companies, ranging from very large integrated firms, several of which are larger than we are, to smaller firms that manufacture only a few items. We also compete indirectly with many firms that manufacture substitutes for wood building materials.
      In the North American market for commodity sheathing OSB, we compete principally with numerous plywood sheathing producers and other North American OSB producers such as Weyerhaeuser, Tolko, Norbord, Canfor, Louisiana-Pacific and Grant Forest Products, depending on market destination and producing mill location. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market.
      In the value-added OSB product lines, differentiation based on product quality, technical know-how and customer service — supported with our strategic brand positioning — has provided us with a competitive advantage over other, mostly commodity-driven OSB producers. We sell value-added AinsworthEngineered® webstock and rimboard OSB to most engineered floor systems manufacturers including Boise, Louisiana-Pacific, Roseburg Forest Products and Pacific Wood Tech, enabling them to more effectively compete with Trus Joist (a Weyerhaeuser business), currently the world leader in engineered wood production and marketing.
      The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the Japanese structural panel market, albeit at a much slower pace than the one experienced in North America over the last 30 years. We hold a leading position in that market, with an estimated 35% market share for all OSB imported into Japan in 2005. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains domestic softwood plywood, Southeast Asian hardwood plywood and European OSB.

      For the past several decades, two companies have been the predominant suppliers of specialty overlaid plywood to the North American concrete-forming market, Ainsworth and Olympic Panel Products (formerly Simpson Timber). Olympic Panel continues to be our primary competitor and has a similar manufacturing and marketing approach to their business. Over the years, opportunistic, smaller-size producers have attempted to make inroads into this market but have succeeded only to a very limited extent. We believe that the current competition encountered from cheaper, non-overlaid concrete-forming plywood will gradually erode as end-users become educated about the benefits and the installed cost-effectiveness of an initially more costly product line.
Research and Development; Intellectual Property
      We focus our research and development efforts on improving manufacturing efficiencies, evaluating the suitability of potential wood resources, and developing new or improved products designed to expand the offering of our AinsworthEngineered® OSB and specialty plywood products, including our Pourform® brands of concrete forming products. We do not have an internal technology centre at this time. We conduct our proprietary research in various research institutions, while also carrying out trials at our manufacturing facilities, and relying on the expertise of a number of our key suppliers. We also work with our customers to develop customized engineered wood products utilizing the modern, versatile manufacturing equipment in place at our 100 Mile House, Grande Prairie and Savona facilities. For instance, we often test engineered strand wood products with enhanced structural properties for certain North American customers that may lead to new market opportunities by providing cost effective alternatives to products offered by our competitors. Beyond our very strong focus on our short and medium-term proprietary research efforts, we maintain strong alliances with industry and educational institutions with the aim of fostering the development of longer-term opportunities. We own several trademarks, trade names and patents in connection with our OSB and specialty plywood products.
      In 2005, we continued to actively exploit our acquired intellectual property and our own proprietary technologies and knowledge in order to develop new products, enhance product performance, and gain production efficiencies. We continue to work with our customers to develop customized engineered OSB and plywood products to meet their specific needs. Key research and development activities in 2005 included the evaluation of the Mountain Pine Beetle infested pine resources and their application in strand-based products manufacturing, development of anti-fungal treated OSB products, and development of proprietary knowledge for producing OSL products. Our research and development efforts have resulted in several promising new products that are undergoing field-testing, and we intend to release several new products and “brands” in the future.
Employees and Labor Relations
      We currently employ approximately 1,700 people, approximately 45% of whom are represented by labor unions. Approximately 540 of our hourly employees at our Lillooet, Savona and 100 Mile facilities in British Columbia are covered under collective bargaining agreements with the United Steelworkers-IWA Council. These agreements have a six year term and expire on June 30, 2009. Approximately 130 of our hourly employees at the Barwick facility in Ontario are covered under a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada. This agreement has a five year term and expires on July 31, 2009. On May 1, 2006, we reached an agreement with the United Steelworkers at our Grand Rapids facility. The six-year agreement affects 130 employees and has been ratified by the union.
      We also employ approximately 200 salaried employees in British Columbia and Ontario, approximately 200 employees in our non-union Grande Prairie, Alberta operations and approximately 470 employees in our non-union Minnesota OSB facilities. Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility. We also engage independent contractors who provide logging, trucking and road building services on a year-round basis.
Legal Proceedings
      In February and March 2006, we, along with other North American OSB producers, were named as a defendant in several lawsuits in the United States District Court for the Eastern District of Pennsylvania alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claims are in their initial stages and the outcome is not determinable at this time.
      From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe there are any material proceedings pending or threatened against us or any of our properties.

CO-OWNERSHIP ARRANGEMENTS FOR HIGH LEVEL
      In January 1997, we partnered with Grant Forest Products Corp., or Grant Corp., to pursue an OSB business opportunity in Alberta. We and Grant Corp. incorporated Footner Forest Products Ltd., each as 50% shareholders, to act as each party’s nominee in pursuing this opportunity. Footner filed a proposal with the government of Alberta on behalf of Grant Corp. and us to acquire a deciduous timber tenure. The timber tenure was granted to Footner on the condition that it construct and operate an OSB plant at High Level, Alberta. Following the grant of the timber tenure, we entered into a memorandum of agreement dated December 9, 1999 with Grant Corp. to establish the basis on which we would own, build and operate the High Level OSB facility as co-owners. Construction of the High Level facility was substantially completed by October 2000 and it is now operating at approximately 77% of designed annual production capacity. Grant Corp. has transferred its interest and assigned its rights and obligations under the memorandum of agreement to Grant Forest Products Inc., or Grant. In February 2001, we transferred our interest in the High Level OSB project and assigned our rights and obligations under the memorandum of agreement to our wholly-owned subsidiary, Steen River. In connection with our offering of senior notes in March 2004, we wound-up Steen River and assumed all of Steen River’s assets and liabilities in order to simplify our corporate organizational structure and provide access to the previously unavailable capital cost allowance on the High Level assets.
      The memorandum of agreement sets out the structure of the relationship between us and Grant, as co-owners, and governs our respective rights and obligations relating to the High Level OSB project. Among other things, the memorandum of agreement establishes the following:

•	Footner acts as a bare trustee and nominee of the co-owners, holding title to the High Level property, plant and equipment as well as the timber tenure on behalf of the co-owners;

•	a service company operates the facility (this role is currently assumed by Footner) under the direction of a general manager;

•	the co-owners share the costs of construction, operations and on-going capital requirements equally;

•	each co-owner may, with the consent of the other party, obtain debt financing to finance its share of the project costs and may grant its lender a security interest in its share of the fixed assets;

•	each co-owner receives a one-half share of production and is required to pay Footner on a monthly basis for the cost of production associated with the OSB it receives;

•	each co-owner accepts delivery of the OSB at the plant and disposes of the OSB for its own account;

•	if either party fails to make any payments owing to Footner, or fails to take its share of OSB, it will not be entitled to receive any OSB until it cures such default;

•	a non-defaulting party is entitled to sell the defaulting party’s share of OSB with the proceeds to be applied against the defaulting party’s account; it may also provide a loan at market rates to Footner to cover the defaulting party’s deficiency or require Footner to obtain such a loan from a third-party lender; such loan will be secured by a lien on the interest of the defaulting party in favor of the non-defaulting party or Footner, as the case may be;

•	neither party may sell its interest in the facility to a third-party purchaser without first offering the other co-owner a right-of-first refusal;

•	a buy-sell provision exercisable by either party once performance targets are reached at the facility, with a minimum offer price equal to the undepreciated book value of the other party’s investment; and

•	at any time one party is in default, the non-defaulting party may exercise the buy-sell provision, with no set minimum offer price and without the requirement that the performance targets have been reached.
      The memorandum of agreement also contemplates that the parties will endeavor to enter into definitive agreements, which would incorporate the basic concepts and fundamentals agreed to by the parties in the memorandum of agreement. Similarly, the parties also agreed that they would enter into a shareholders’ agreement with respect to Footner to establish the parameters of the corporate and day-to-day management of the High Level OSB facility. We have had discussions with Grant Corp. regarding drafts of the agreements contemplated by the memorandum of agreement, but have yet to settle and execute any of them.

CORPORATE INFORMATION
      We were formed under the laws of British Columbia on March 31, 1993, by the amalgamation of Ainsworth Lumber Co. Ltd. and its parent company, Ainsworth Enterprises Ltd. Ainsworth Lumber Co. Ltd., resulted from the amalgamation on December 3, 1970, of Ainsworth Lumber Co. Ltd., which was incorporated in 1956, and Little Bridge Creek Logging Ltd., which was incorporated in 1963. We were founded in 1950 by David Ainsworth and originally consisted of a portable sawmill operation that employed six people. In 1952, the initial sawmill operation was relocated to 100 Mile House, British Columbia. We built a permanent sawmill at 100 Mile House in 1957 and steadily expanded its operations over a period of 12 years to include lumber planing and drying facilities. This original sawmill operation was consolidated into a larger, modernized operation at Clinton, British Columbia in mid-1998.
      In 1975, we began construction of a second sawmill near Clinton, British Columbia, and in 1979 added a finger-joined facility at the 100 Mile House site to add value to its off-grade and shorter-length lumber products. In 1986, the finger-joined facility was relocated to Abbotsford, British Columbia, where a milder climate extended the operating season.
      In 1987, we purchased from Evans Forest Products Limited a sawmill and veneer mill at Lillooet, British Columbia, a sawmill and a specialty overlaid plywood plant at Savona, British Columbia, and two forest licenses. This acquisition substantially diversified our product line and initiated our entry into the specialty overlaid plywood business. The additional timber supply from the forest licenses acquired from Evans also enabled us to manage our overall timber supply more effectively through the implementation of a comprehensive system of log transfers among the facilities to achieve optimal use of the available timber.
      In 1990, following a public call for tenders by the British Columbia Ministry of Forests, we were granted pulpwood harvesting rights for a 25-year term for the purpose of operating an OSB facility at 100 Mile House. We subsequently entered into a pulpwood agreement with the Ministry of Forests on April 26, 1990. In May 1993, we completed an initial public offering of 5.55 million common shares at $10 per share. The $51.4 million net proceeds were used as partial funding for the construction of the OSB plant at 100 Mile House. The 100 Mile House OSB plant has been operating since August 1994.
      In 1994, the Alberta government submitted a request for proposals for a DTA near Grande Prairie, Alberta. Our proposal was accepted, and on August 9, 1994, we were granted a DTA for a renewable 20-year term. Construction of our second OSB facility near Grande Prairie began in October 1994, and production of the first OSB panels commenced in December 1995. In addition, equipment was installed in 1997 for further processing the OSB and adding further value to the product lines.
      In 1996, the Alberta Lands and Forest Service requested proposals for a DTA in the Footner Timber Development Area in Northern Alberta. In January 1997, we made a joint proposal with Grant Forest Products Corp., through Footner Forest Products Ltd., to construct and operate an OSB plant near High Level, Alberta upon receipt of a 20-year DTA. In September 1997, the Alberta government announced that the Footner proposal had been selected. Construction of the High Level OSB facility began in August 1999 and was completed in the fall of 2000.
      In February 2001, we transferred our interest in Footner and the High Level OSB project to our wholly-owned subsidiary, Steen River, in consideration for an assumption of debt incurred in relation to the High Level OSB project and common shares in Steen River. In connection with our offering of senior notes in March 2004, we wound-up Steen River and transferred all of Steen River’s assets and liabilities to us in order to simplify our corporate organizational structure and provide access to the previously unavailable capital cost allowance on the High Level assets.
      On April 24, 2001, we completed the sale of our Clinton, British Columbia lumber operations to West Fraser Mills Ltd. Following the sale of our Clinton lumber operations, we classified our

Abbotsford finger-joined operations as discontinued operations. In February 2002, a decision was made to cease efforts to dispose of the Abbotsford operation, reflecting our improved financial position and other changes in circumstances. In 2004, we permanently closed the Abbotsford operation.
      On May 19, 2004, we acquired all of the outstanding shares of Voyageur, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner), for an aggregate purchase price of US$206.7 million (which included US$49.0 million of net working capital). The acquisition required us to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Barwick facility was sold at an average price that exceeded $275 per msf between the closing of the acquisition and December 31, 2004. The actual additional consideration paid in final settlement was US$8.6 million. Immediately following our acquisition of Voyageur, Voyageur was amalgamated with our wholly-owned subsidiary, Ainsworth Engineered Corp., a Nova Scotia unlimited liability company.
      On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly-owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$455.5 million (including certain adjustments upon closing).
      On December 24, 2004, Ainsworth Lumber Co. Ltd. created Ainsworth Engineered Canada Limited Partnership, a British Columbia limited partnership. This partnership was created to facilitate the integration of our Canadian business operations under one entity. Each of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. contributed the use of certain of their respective assets to the partnership for use in the carrying on of our Canadian operations. All Canadian business operations have been conducted by Ainsworth Engineered Canada Limited Partnership since January 1, 2005.
      On February 2, 2005, we created Ainsworth Corp., a Minnesota corporation, for the purpose of channeling through one entity all sales of products made by us in our Canadian and American plants to our customers in the United States. Since February 2, 2005, our sales to our customers in the United States have been conducted through Ainsworth Corp.
      During the first quarter of 2005, we were selected as the preferred bidder for two timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering an aggregate supply of approximately 1.4 million m3 of timber per year. Each of the licenses is for a term of 15 years. In connection with these bids, we made deposits with the British Columbia Ministry of Forests totaling $36.2 million, of which $30.2 million has since been returned to us, the remaining $4.7 million being non-refundable. The British Columbia Ministry of Forests recently submitted both licenses to us for acceptance of their terms. As part of the application for the timber licenses, we are considering an opportunity to construct up to two OSB production facilities in these timber supply areas. To date, we have not made any commitments to accept these licences on their current terms or to proceed with the facilities.
      In March 2005, we entered into two volume supply arrangements to harvest approximately 10.51 million m3 of timber at commercial terms over a period of twenty years with renewal ability provisions. The agreements are with two First Nations businesses, Askee Development Corporation and Netaskinan Development Corporation in Alberta. The agreements allow for the harvest and delivery of hardwood and softwood timber to locations of Ainsworth’s choosing.
      During the third quarter of 2005, we commenced the expansion of the Grande Prairie facility. As part of the Grande Prairie expansion work, which includes the construction of a second production line, we have committed to purchase machinery, equipment, engineering and management support services totaling $150.0 million. The project is scheduled for completion in March 2007 and once completed will, following an initial ramp up period, add an additional 600 mmsf of OSB capacity to the Grande Prairie facility. Construction began in the fourth quarter of 2005 with major equipment deliveries expected to begin in the spring of 2006.
      On September 2, 2005, we completed the purchase for $9.1 million of 100% of the shares of Chatham Forest Products, Inc., a Rhode Island company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price, US$6.1 million was paid in cash at closing with the remaining amount due in equal installments on March 2, 2007 and on the earlier of initial commercial OSB production or September 2, 2008. No commitment to proceed with the proposed OSB project has been made.
      On September 28, 2005, we notified Potlatch that we are claiming for the reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. The basis of this claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when received.
      On November 13, 2005, we cancelled our five-year $50.0 million credit facility. On December 14, 2005, we entered into a new five-year senior secured credit facility with a different commercial lender. Our new credit facility allows us to borrow up to $100.0 million, subject to a borrowing base, which may reduce the total borrowings available to us under the facility. The facility is guaranteed by all of our restricted subsidiaries and will be secured by all of our and any guarantor’s presently owned and hereinafter acquired accounts receivable and inventory.
      In February 2006, we received the required consents from the holders of our US$210 million 6.750% senior notes due March 15, 2014 and our US$110 million 6.750% senior notes due March 15, 2014 to amend the indentures governing such notes. The amendments conform the limitation on liens covenant in the indentures relating to such notes with the covenant in the indentures relating to our 7 1/4 % senior notes due October 1, 2012 and senior floating rate notes due October 1, 2010.
      In May 2006, we declared a cash dividend of $1.00 per share payable on June 22, 2006 to holders of record of our common shares as of the close of business on June 8, 2006.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information about our directors and executive officers, and their respective positions as of the date of this prospectus.

Name	Age	Title

Brian E. Ainsworth	63	Chairman, Chief Executive Officer and Director
D. Allen Ainsworth	64	President and Director
Catherine E. Ainsworth	47	Chief Operating Officer, Secretary and Director
Robert Allen	48	Chief Financial Officer
David Ainsworth	85	Director and co-founder of Ainsworth
Susan Ainsworth	84	Director and co-founder of Ainsworth
D. Michael Ainsworth	43	Executive Vice-President
Kevin Ainsworth	40	Senior Vice-President, B.C. Timberlands and Solid Wood Group
Douglas I. Ainsworth	41	Senior Vice-President, Marketing, Sales and Transportation
Doug B. Buchanan(1)(2)(3)(4)	53	Director
Robert A. Fairweather(1)(3)(4)	62	Director
K. Gordon Green(1)(2)(3)(4)	71	Director
Morley Koffman(3)	76	Director
W. Gordon Lancaster(1)(2)(3)(4)	62	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance committee.

(4)	Member of the nominating committee.
     Brian E. Ainsworth has served as Chairman of our board of directors and Chief Executive Officer since May 1993. Mr. Ainsworth previously managed the woodlands operations of Ainsworth Lumber Company, Ainsworth’s predecessor corporation, for more than 30 years.
      D. Allen Ainsworth has served as our President since May 1993. He has also been a director since May 1993. Mr. Ainsworth served as our Chief Operating Officer until November 2001. Mr. Ainsworth previously managed the manufacturing and sales operations of Ainsworth Lumber Company for more than 30 years.
      Catherine E. Ainsworth has served as our Chief Operating Officer since November 2001, and has served as a director and our Secretary since May 1993. Previously, Ms. Ainsworth served as our Chief Financial Officer from May 1993 to November 2001.
      Robert Allen has served as our Chief Financial Officer since November 2003. Prior to joining us, Mr. Allen served as Chief Financial Officer and Vice President of a startup, high technology advertising company located in Vancouver. Previously, Mr. Allen spent eight years working for Skeena Cellulose Inc., a large integrated forest products company in British Columbia, including his last position as Chief Financial Officer and Vice President of finance from 2000 to 2002. Before joining Skeena in 1994, Mr. Allen held a senior financial position at Western Forest Products Ltd. for a three year period. Mr. Allen also worked for the accounting firm of Coopers &

Lybrand from 1986 to 1991. Mr. Allen is a graduate of the University of British Columbia and is a Chartered Accountant.
      David Ainsworth co-founded Ainsworth Lumber Company in 1950. He has been a director since May 1993. Previously, Mr. Ainsworth served as our President.
      Susan Ainsworth co-founded Ainsworth Lumber Company in 1950. She has been a director since May 1993.
      D. Michael Ainsworth has served as our Executive Vice-President since May 2002. Previously, he served as Vice-President, Marketing and Business Development since November 1996. Mr. Ainsworth holds a Master of Science degree in forest products marketing and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.
      Kevin Ainsworth has served as Senior Vice-President, B.C. Timberlands and Solid Wood Group since November 2002. He has held a number of investor relations and woodlands management positions with Ainsworth since 1992. Mr. Ainsworth holds a Master of Business Administration degree and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.
      Douglas I. Ainsworth has served as Senior Vice-President, Marketing, Sales and Transportation since November 2002. Previously, he served as the General Manager, Business Development, where he managed the construction and operational start-up of the Grande Prairie OSB facility. Mr. Ainsworth has held a number of management positions with Ainsworth since 1989.
      Doug B. Buchanan has been a director since May 2005. He has more than 20 years experience in strategic and line management. Mr. Buchanan was a Partner with the management consulting practice of Price Waterhouse (now PricewaterhouseCoopers). Currently he is Managing Director and CEO of BC Biomedical Laboratories Ltd., a major community laboratory based in British Columbia. Mr. Buchanan was educated primarily at the University of British Columbia, and holds a Bachelor of Science in Physics, a Masters of Science in Biology and a Masters of Business Administration.
      Robert A. Fairweather was elected as a director in May 2006. Mr. Fairweather has been the President of the International Financial Centre British Columbia since November 2002. Previously, Mr. Fairweather served as Senior Vice-President of Corporate Planning Associates. Mr. Fairweather has over 20 years experience in international finance and management.
      K. Gordon Green has been a director since May 1993. Mr. Green is a corporate director and an independent financial consultant. Until October 1993 he was a Vice-President and Director of RBC Dominion Securities Inc., a Canadian financial services company. Mr. Green has a Master of Business Administration degree, which he earned at Harvard University, and a Bachelor of Science degree in forestry, which he earned at the University of British Columbia.
      Morley Koffman has been a director since May 1993. Mr. Koffman is a lawyer with the Vancouver law firm Koffman Kalef. He has been appointed Queen’s Counsel. Mr. Koffman holds a Bachelor of Laws degree and a Bachelor of Arts degree, both of which he earned at the University of British Columbia.
      W. Gordon Lancaster has been a director since May 1993. Mr. Lancaster, a Chartered Accountant, currently serves as Chief Financial Officer of Ivanhoe Energy Inc., a Vancouver-based international natural gas, oil and energy company. Mr. Lancaster was with Deloitte & Touche LLP for 20 years, including five years as partner. He also has more than 20 years experience in senior financial positions serving as Chief Financial Officer of First City Group, Vancouver International Airport Authority, Lions Gate Entertainment Corp., Power Measurement Inc. and Xantrex Technology Inc.
      Brian E. Ainsworth, D. Allen Ainsworth and Catherine E. Ainsworth are the children of David Ainsworth and Susan Ainsworth. D. Michael Ainsworth and Douglas I. Ainsworth are the children of D. Allen Ainsworth. Kevin Ainsworth is the son of Brian E. Ainsworth.
Compensation
      The following table provides a summary of compensation for the fiscal year ended December 31, 2005 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2005, who we refer to in this prospectus as our Named Executive Officers.
Summary Compensation Table

						Long-term Compensation

						Awards

		Annual Compensation				Securities	Restricted	Payouts
						Under	Shares or	Long-term
				Other Annual		Options/SARs	Restricted	Incentive
		Salary		Compensation		Granted	Share Units	Plan Payouts	All Other
Name and Principal Position	Year	($)	Bonus ($)	($)		($)	($)	($)	Compensation

Brian E. Ainsworth	2005	—	$—	$1,781,405	(2)	—	—	—	—
Chairman and Chief Executive Officer

D. Allen Ainsworth	2005	$452,596	$1,254,375		(1)	—	—	—	—
President

Catherine E. Ainsworth	2005	$427,452	$1,030,000		(1)	—	—	—	—
Chief Operating Officer and Secretary

D. Michael Ainsworth	2005	$276,586	$1,150,000		(1)	—	—	—	—
Executive Vice-President

Douglas I. Ainsworth	2005	$276,586	$1,150,000		(1)	—	—	—	—
Senior Vice-President, Marketing, Sales and Transportation

(1)	The aggregate amount of all perquisites or other personal benefits paid in 2005 to each of the Named Executive Officers did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $500,000 plus a bonus of $1,215,625 and an automobile allowance of $30,360. See “Employment Agreements”.
Compensation of Directors
      During the year ended December 31, 2005, our non-employee, non-related directors were paid a retainer fee of $20,000 per year and $4,000 for membership on each board committee and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, except for participation on the nominating committee where no meeting attendance fee is paid, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $291,200 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.
Pension Benefits
      Retirement benefits for our executive officers are provided under our pension plan for all salaried employees. The pension plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings, or YMPE, plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2005 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits or other offset amount.
      We did not pay any pension benefits in the financial year ended December 31, 2005 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years	Estimated	Years of	Estimated
	of Service to	Annual Benefit	Credited Service	Annual Benefit
Name	12/31/2005	at 12/31/2005	to age 65	at age 65

Brian E. Ainsworth	46	$92,000	48	$101,504
D. Allen Ainsworth	46	$92,000	47	$98,161
Catherine E. Ainsworth	26	$51,167	43	$91,301
D. Michael Ainsworth	17	$34,000	39	$83,033
Douglas I. Ainsworth	17	$34,000	41	$86,199
Board of Directors
      Our board of directors is currently composed of ten members. Each director holds office until the next annual general meeting of our shareholders or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).
Committees of the Board of Directors
      Our board of directors has an audit committee, a compensation committee, a corporate governance committee and a nominating committee.
     Audit Committee
      The members of the audit committee are Doug B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon Lancaster. The audit committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls and procedures. The audit committee meets with our external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the board of directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors.

Compensation Committee
      The members of the compensation committee are K. Gordon Green, Doug B. Buchanan and W. Gordon Lancaster. The compensation committee meets and makes recommendations to the board of directors relating to the compensation for senior executives and for directors’ fees.

Corporate Governance Committee
      The members of the corporate governance committee are Morley Koffman, Robert A. Fairweather, K. Gordon Green, Doug B. Buchanan and W. Gordon Lancaster. The corporate governance committee is responsible for making representations to the board of directors with respect to developments in the area of corporate governance and the practices of the board of directors. It is the responsibility of the corporate governance committee to review, interview and recommend new potential board members as well as review on an annual basis the credentials of all nominees for re-election to the board. This committee assesses the effectiveness of the board as a whole, the committees of the board and the contributions of individual directors. Orientation and education of new board members is conducted by meetings of new board members with the Chief Executive Officer, the Chief Financial Officer and other long-standing board members to assist any new directors in learning about our key assets and about the industry in which we are involved.

Nominating Committee
      The members of the nominating committee are Doug B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon Lancaster. The nominating committee is responsible for selecting, evaluating and recommending to the board qualified candidates for election or appointment to the board. The nominating committee holds its meetings contemporaneously with the corporate governance committee.
Stock Options
      We have separate stock option plans for employees and non-employee directors. The plans provide that the board of directors may grant options to purchase common shares on terms that the directors may determine, subject to the limitations of the plans and subject to the rules of applicable regulatory authorities. The aggregate number of common shares reserved for issuance under each plan is fixed at 500,000 common shares for the employees’ plan and 75,000 common shares for the directors’ plan. The exercise price for an option granted under the plans will be determined by the board of directors but may not be less than the closing price of our common shares on the stock exchange on which our common shares principally traded on the day immediately preceding the date of grant. Options granted under the plans are not assignable, except by will or the laws of descent and distribution. The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant. The term of each option is five years, subject to earlier termination in the event the optionee ceases to be a director or employee by reason of death or termination of directorship or employment. We do not provide any financial assistance to optionees in order to facilitate the purchase of common shares pursuant to the exercise of options granted under the plans. There are currently no outstanding stock options granted under the plans.
Employee Participation Share Plan
      An aggregate of 1.5 million Class B Common Shares are authorized for issuance, of which 717,500 have been designated for our employee participation share plan. The plan is a significant element in compensation for our senior executives and non-employee directors. It provides that the board of directors may permit designated directors and senior employees to acquire Class B Common Shares on the terms set forth in the plan. The Class B Common Shares may be issued in series under the plan and 1.5 million common shares have been reserved for issuance to provide for the conversion of the Class B Common Shares into common shares.
      The plan provides that each series of Class B Common Shares will be exchanged automatically on a date fixed by the board of directors for that number of common shares that has a value on the date of exchange equal to the amount of any increase in the value from the date fixed by resolution of the board of directors when authorizing the issuance of the Class B Common Shares of an equal number of common shares. In the event of termination of the employment and offices of a holder of Class B Common Shares, the date of exchange will be accelerated and the number of vested shares held is subject to reduction. We can redeem Class B Common Shares issued pursuant to the plan at any time upon payment of the amount paid up and any declared but unpaid dividends.
      In 2001, the holders of the Class B Common Shares issued on December 18, 1996 became entitled under the plan to exchange their Class B Common Shares for common shares. On January 16, 2003 we issued 3,162 common shares at a deemed issue price of $4.99 per common share, in exchange for the Class B Common Shares issued on December 18, 1996. In 2003, the holders of the Class B Common Shares issued on August 11, 1998 became entitled under the plan to exchange their Class B Common Shares for common shares. On April 28, 2003 we issued 15,586 common shares at a deemed issue price of $3.50 per common share, in exchange for Class B Common Shares issued on August 11, 1998. We then cancelled the Class B common shares issued pursuant to the plan. On July 21, 2003 we issued 600 common shares at a deemed issue price of $3.80 per common share, followed by the issuance of 800 common shares on November 30, 2003 at a deemed issue price of $6.47 per common share, in exchange for Class B Common Shares issued on June 25, 1999. On March 29, 2004, we issued 95,116 common shares to the holders of 107,500 Class B Common Shares issued on June 25, 1999 who became entitled, under our Employee Participation Share Plan, to receive common shares in exchange for those Class B Common Shares. As at March 31, 2006, there were no issued and outstanding Class B Common Shares.
Share Repurchases
      On June 29, 2004, we repurchased 10,924 common shares at a purchase price of $26.03 per common share. The excess of $0.2 million between the purchase price and the weighted average cost of the common shares repurchased was charged to retained earnings.
      On October 20, 2005, we announced our intention to make a normal course issuer bid, pursuant to which we may purchase up to 732,457 common shares, representing approximately 5% of our 14,649,140 issued and outstanding common shares. The normal course issuer bid commenced on October 24, 2005 and is due to end on October 23, 2006 or on such earlier date that we complete our purchases. As of March 31, 2006, no purchases have been made pursuant to the normal course issuer bid.
Employment Agreements
      We do not have any employment or management contracts or termination arrangements with any of the Named Executive Officers, other members of our administrative, supervisory or management bodies, or our directors, except as described below.

      On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian E. Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian E. Ainsworth or such other individual as we and 2468 Holdings determine from time to time. In consideration for the services, we must pay 2468 Holdings an annual fee, currently $500,000, plus such annual bonus and automobile allowance as may be determined by the compensation committee of our board of directors. The agreement is for an indefinite term, subject to the right of either party to terminate it in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to us. We may terminate the agreement at any time for cause. We may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the annual fee for the year in which the termination occurs plus two times the last bonus payable prior to the termination. In any event, the agreement is to terminate upon the death of Brian E. Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to us.

RELATED PARTY TRANSACTIONS
Employment Agreements
      On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian E. Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian E. Ainsworth or such other individual as we and 2468 Holdings determine from time to time.
      See “Management — Employment Agreements” for a discussion of the terms of the agreements.
Loans to Officers
      There are currently no outstanding loans to any person who serves as an officer or director of the Company, including any outstanding loans to such person’s associates and companies controlled by them.
      During the year ended December 31, 2005, we paid $120,000 ($120,000 in 2004; $30,000 in the first quarter of 2006) in rental charges for mobile forestry and transportation equipment to a company owned by persons related to one of our directors.
SHARE CAPITAL STRUCTURE
      We have an authorized capital consisting of the following:

•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares (all issued but subsequently redeemed), 4,000,000 are designated as Series 2 Preferred Shares (all issued but subsequently redeemed) and 5,000,000 are designated as Series 3 Preferred Shares (100,000 have been issued to Ainsworth Engineered Corp.).
      Only the common shares carry voting rights, with each common share carrying the right to one vote. As of June 1, 2006, 14,649,140 common shares were issued and outstanding.

      The following table sets out information as at June 1, 2006 on ownership of our common shares by our Named Executive Officers, directors and any person known by us to beneficially own 5% or more of our common shares. No stock options to purchase our common shares are outstanding.

	Common Shares
	beneficially owned		% of
Name and positions	or controlled		Class(1)

Brian E. Ainsworth	2,507,186	(2)	17.11%
Chairman, Chief Executive Officer and Director
D. Allen Ainsworth	2,757,186	(3)	18.82%
President and Director
Catherine e. Ainsworth	61,013	(4)(7)	0.42%
Chief Operating Officer, Secretary and Director
D. Michael Ainsworth	—	(7)	—
Executive Vice President
Douglas I. Ainsworth	150		0.00	%(5)
Senior Vice President, Marketing, Sales and Transportation
David Ainsworth	3,129,188	(6)	21.36%
Director
Susan Ainsworth	13,636	(7)	0.09%
Director
Doug B. Buchanan	200	(7)	0.00	%(5)
Director
Robert A. Fairweather	1,000		0.01%
Director
K. Gordon Green	8,888	(7)	0.06%
Director
Morley Koffman	7,888	(7)	0.05%
Director
W. Gordon Lancaster	2,000		0.01%
Director
Grant Forest Products Corp.	5,001,160	(7)	34.14%

(1)	Based on a total of 14,649,140 currently issued and outstanding common shares as of June 1, 2006.

(2)	These shares are controlled through 2468 Holdings Ltd.

(3)	These shares are controlled through 5678 Enterprises Ltd.

(4)	Catherine E. Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine E. Ainsworth as that company’s representative.

(5)	The actual percentage is 0.001%.

(6)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine E. Ainsworth as that company’s representative.

(7)	Based on information obtained from the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders.

DESCRIPTION OF OTHER INDEBTEDNESS
Credit Facility
      On December 14, 2005, we entered into a credit agreement for a five-year senior secured revolving credit facility, pursuant to which we expect that up to $100.0 million will be available to us, subject to a borrowing base, which may reduce the total borrowings available to us under the facility. This credit facility is guaranteed by all of our Restricted Subsidiaries and will be secured by all of our and any guarantors’ presently owned and hereafter acquired accounts receivable and inventory. Certain liens and/or security interests on our and any guarantors’ property are prohibited under the facility.
Letters of Credit
      As at March 31, 2006, we had outstanding letters of credit of approximately $36.8 million to support our ongoing business operations.

THE EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      When we sold the original notes in April 2006, we entered into an exchange and registration rights agreement, dated April 18, 2006, with the initial purchaser of the original notes. The following contains a summary of the provisions of the exchange and registration rights agreement. It does not contain all of the information that may be important to you. We refer you to the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
      Under the exchange and registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for exchange notes which are registered under the Securities Act. We also agreed to use our best efforts to cause the registration statement to become effective under the Securities Act, and to conduct this exchange offer after the registration statement is declared effective by the Commission.
      The exchange and registration rights agreement provides that we will: (1) file the registration statement, of which this prospectus forms a part, within 75 days of April 18, 2006, (2) use our best efforts to have the registration statement declared effective within 150 days of April 18, 2006, and (3) use our best efforts to commence and complete the exchange offer within 45 days after the registration statement of which this prospectus forms a part becomes effective under the Securities Act.
      The exchange offer will give holders of the original notes the opportunity to exchange the original notes for exchange notes that have been registered under the Securities Act. The terms of the exchange notes will be substantially identical to the terms of the original notes, and evidence the same indebtedness as the original notes, except that the exchange notes will have been registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the original notes and will not entitle their holders to registration rights.
      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.
Resale of Exchange Notes
      Based on the position of the staff of the Commission in no-action letters issued to third parties, we believe that exchange notes issued in connection with the exchange offer may be offered for resale, resold and otherwise transferred by any holder of exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act if:

•	the holder is not a broker-dealer or our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the exchange notes.
      Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.

      This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution” for more details regarding the transfer of exchange notes.
Terms of the Exchange Offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any original notes that are properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the original notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue US$1,000 principal amount of exchange notes in exchange for each US$1,000 principal amount of original notes surrendered under the exchange offer. Original notes may be tendered only in integral multiples of US$1,000. The exchange notes will be delivered on the earliest practicable date following the expiration date of the exchange offer.
      The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the original notes. For a description of the indenture, see “Description of Notes”.
      As of the date of this prospectus, US$75,000,000 aggregate principal amount of the original notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer. The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.
      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission. Original notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the original notes and the exchange notes.
      We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of original notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly on the date of acceptance for exchange of the original notes. This exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions”. By public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes promptly. If we amend the exchange offer in a manner that we consider material, including the waiver of a material condition, we will disclose the amendment by means of a prospectus supplement. In addition, we will extend the exchange offer for a minimum of an additional five business days if the exchange offer would otherwise expire during that period.
      Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal and as described below, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the subsection entitled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.
Expiration of the Exchange Offer; Extensions; Amendments
      The exchange offer will expire at 5:00 p.m., New York City time, on               , 2006. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.
      In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of original notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.
      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.
Conditions
      As a condition of the exchange offer, we will not be obligated to accept for exchange the original notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering”; and

•	any other representations that we may reasonably request in order to comply with applicable laws.
      The exchange offer is subject to the following additional conditions: (1) neither the exchange offer, nor the making of any exchange by a holder of original notes, violates applicable law or any applicable interpretation of the staff of the Commission, (2) no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (3) there shall not have been adopted or enacted any law, statute, rule or regulation which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (4) there shall not have been declared by U.S. federal, New York State or Canadian federal authorities a banking moratorium which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, and (5) trading generally in the United States or Canadian over-the-counter market shall not have been suspended by order of the Commission, any securities commission or securities regulatory authority in Canada or any other governmental authority which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.
      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving oral or written notice of an extension to the holders. During an extension, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.
      We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any original notes not previously accepted for exchange. By public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes promptly. If we amend the exchange offer in a manner that we consider material, including the waiver of a material condition, we will disclose the amendment by means of a prospectus supplement. In addition, we will extend the exchange offer for a minimum of an additional five business days if the exchange offer would otherwise expire during that period.
      All offer conditions must be satisfied or waived by us at or before the expiration date of the exchange offer. These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.
      We will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any original notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act.
      If the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the exchange notes (1) cannot rely on the staff position enunciated in Exxon Capital or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
Procedures for Tendering
      Only a holder of record of original notes may tender original notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below;
In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; and

•	the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent’s message and a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.
      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before expiration of the exchange offer. To receive confirmation of a valid tender of original notes, a holder should contact the exchange agent at the telephone number listed under “— Exchange Agent”.
      The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the original notes held by the holder, that tendering holder should fill in the applicable box of the letter of transmittal. The amount of original notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.
      The method of delivery to the exchange agent of original notes, the letter of transmittal and all other required documents is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or original notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.
      Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering original notes, either:

•	make appropriate arrangements to register ownership of the original notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of original notes.
      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.
      If the letter of transmittal is signed by the record holder(s) of the original notes tendered, the signature must correspond with the name(s) written on the face of the original note without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the original notes.
      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
      If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the original notes and an eligible institution must guarantee the signature on the bond power.
      If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.
      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the original notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering original notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.
      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes the acceptance of which would, in the opinion of our counsel, be unlawful.
      We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.
      Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of original notes will not be deemed made until those defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.
      In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation that original notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.
      Holders should receive a copy of the letter of transmittal with this prospectus. A holder may obtain additional copies of the letter of transmittal from the exchange agent’s offices listed under “— Exchange Agent”. By signing the letter of transmittal, each tendering holder of original notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see “Plan of Distribution”); and

•	the holder is not an “affiliate”, as defined in Rule 405 under the Securities Act, of us.
Book-Entry Transfer
      The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of original notes who are unable to deliver confirmation of the book-entry transfer of their original notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their original notes according to the guaranteed delivery procedures described below.
Guaranteed Delivery Procedures
      Holders wishing to tender their original notes but whose original notes are not immediately available or who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of original notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or a facsimile thereof, together with the original notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or a facsimile thereof, as well as all tendered original notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.
      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders
      Except as otherwise provided in this prospectus, holders of original notes may withdraw their tenders at any time before expiration of the exchange offer. For a withdrawal to be effective:

•	The exchange agent must receive a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at the address set forth below under “— Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.
Any notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of the original notes to be withdrawn; and

•	where certificates for original notes have been transmitted, specify the name in which the original notes were registered, if different from that of the withdrawing holder.
      If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.
      If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the applicable DTC procedures.
      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any original notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those original notes will be credited to an account maintained with DTC for original notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes by following one of the procedures described under the subsection entitled “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.
      A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “— Exchange Agent”.
Exchange Agent
      The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth in the letter of transmittal. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Mail, Hand or Overnight Delivery:

The Bank of New York
101 Barclay Street- 21W
New York, NY 01286

Attention: Lesley Daley

Facsimile: (212) 815-5802

Confirm by Telephone: (212) 815-4991
      Delivery of the letter of transmittal to an address other than as set forth above or transmission or instructions via facsimile other than as set forth above or pursuant to DTC’s Automated Tender Offer Program System as described in this prospectus does not constitute a valid delivery.
Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, facsimile, telephone or in person by our officers and regular employees and those of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances to the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.
      We will pay the expenses to be incurred in connection with the exchange offer, including the following:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees; and

•	printing and mailing costs.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of original notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

Accounting Treatment
      We will record the exchange notes in our accounting records at the same carrying value as the original notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as deferred financing costs, which will be amortized over the term of the exchange notes.
Other
      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.
      We may in the future seek to acquire original notes in open-market or privately negotiated transactions through subsequent exchange offers or otherwise. However, we have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.
Consequences of Failure to Exchange Original Notes
      Holders of original notes who do not exchange their original notes for exchange notes pursuant to the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the original notes and the restrictions on transfer of such original notes as set forth in the legend thereon as a consequence of the issuance of the original notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

DESCRIPTION OF NOTES
      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions”. In this description, “Ainsworth”, “we”, “our” and “us” refer only to Ainsworth Lumber Co. Ltd. and not to any of its subsidiaries.
      The original notes were, and the exchange notes will be, issued under an indenture, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., as issuer, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as guarantors, and The Bank of New York, as trustee. In this section of the prospectus, the original notes and the exchange notes are collectively referred to as the Notes. The terms of the exchange notes are substantially identical to the terms of the original notes, and evidence the same indebtedness as the original notes, except that the exchange notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the original notes and will not entitle their holders to registration rights. The statements in this section of the prospectus relating to the Notes and the indenture are summaries of the material terms of the indenture and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of certain terms. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. Copies of the indenture will be available at the corporate trust office of the Trustee.
      We urge you to read the indenture because it, and not this description, defines your rights as Holders (as defined below) of the Notes. The indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.
      The registered holder of a Note (the “Holder”) will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture and the registration rights agreement.
Brief Description of the Notes
      The Notes:

•	will be general unsecured obligations of Ainsworth;

•	will rank equally in right of payment with any existing and future senior Indebtedness of Ainsworth; and

•	will be effectively subordinated to any existing and future secured Indebtedness of Ainsworth to the extent of the assets securing such Indebtedness.
      Including the Notes, as of March 31, 2006, Ainsworth and its subsidiaries, on an adjusted basis, would have had $951.3 million of total long-term debt, net of unamortized deferred debt discount of $12.2 million. Our credit facility allows total secured borrowings of up to $100.0 million, subject to a borrowing base determined by the amount of our eligible accounts receivable and inventory, which may reduce the total borrowings available to us under the credit facility. See “Description of Other Indebtedness — Credit Facility”. The indenture will permit us and our Restricted Subsidiaries to incur additional Indebtedness.
      The Notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this prospectus, Ainsworth has four subsidiaries, Ainsworth Engineered Corp., successor to Voyageur Panel

Limited, Ainsworth Engineered Canada Limited Partnership, Ainsworth Engineered (USA), LLC, the entity holding our Minnesota facilities, and Ainsworth Corp., that are North American Restricted Subsidiaries, each of which has guaranteed the Notes. Under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, we will be permitted to designate certain of our future subsidiaries as “Unrestricted Subsidiaries”. Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the Notes.
Principal, Maturity and Interest
      The Notes were issued in an aggregate principal amount of US$75.0 million. Ainsworth may issue unlimited additional Notes, which we refer to as “Additional Notes”, under the indenture from time to time. Any offering of Additional Notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”. Ainsworth will issue Notes in denominations of US$1,000 and integral multiples of US$1,000.
      The Notes will mature on April 1, 2013 at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. The Notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the trustee under the indenture. Interest on the Notes will be payable in arrears on March 30, June 30, September 30 and December 30, commencing on June 30, 2006. Ainsworth will make each interest payment to the Holders of record of the Notes on the immediately preceding March 15, June 15, September 15 and December 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date.
      Set forth below is a summary of certain of the defined terms used in the indenture relating solely to the Notes.
      “LIBOR”, with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.
      “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include June 29, 2006.

      “Determination Date”, with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.
      “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.
      “Representative Amount” means a principal amount of not less than US$1,000,000 for a single transaction in the relevant market at the relevant time.
      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).
      The amount of interest for each day that the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. For the purpose of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year and divided by 360.
      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).
      The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to Ainsworth, Ainsworth will pay all principal, interest and premium and Special Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Ainsworth elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.
Paying Agent and Registrar for the Notes
      The trustee is acting as paying agent and registrar. Ainsworth may change the paying agent or registrar without prior notice to the Holders of the Notes, and Ainsworth or any Guarantor may act as paying agent or registrar.
Transfer and Exchange
      A Holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer or exchange documents in connection with a transfer or exchange of Notes. Holders will be required to pay all taxes due on transfer and exchange. Ainsworth is not required to transfer or exchange any Note selected for redemption. Also, Ainsworth is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees
      The Notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this prospectus, Ainsworth has four subsidiaries, Ainsworth Engineered Corp., successor to Voyageur Panel Limited, Ainsworth Engineered Canada Limited Partnership, Ainsworth Engineered (USA), LLC, the entity holding our Minnesota facilities, and Ainsworth Corp., that are North American Restricted Subsidiaries, each of which has guaranteed the Notes. Each Guarantor will, jointly and severally, fully and unconditionally guarantee the payment of principal of and interest, and premium and Special Interest, if any, on the Notes. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.
      Each guarantee of the Notes:

•	will be a general unsecured obligation of the Guarantor;

•	will rank equally in right of payment with any existing and future senior Indebtedness of that Guarantor; and

•	will be effectively subordinated to any existing and future secured Indebtedness of that Guarantor to the extent of the assets securing that Indebtedness.
      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Ainsworth or another Guarantor, unless:
      (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and
      (2) either:

(a) the Guarantor is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee and completes all other required documentation; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.
      The Subsidiary Guarantee of a Guarantor will be released:
      (1) in connection with any sale (including by way of merger, amalgamation or consolidation) of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Ainsworth or a Restricted Subsidiary of Ainsworth, if the sale complies with the “Asset Sale” provisions of the indenture; or
      (2) if Ainsworth designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.
      See “— Offers to Purchase by Ainsworth — Asset Sales.”
Additional Amounts
      All amounts paid or credited by Ainsworth under or with respect to the Notes, or by any Guarantor pursuant to the Subsidiary Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the “Taxes”), unless Ainsworth or such Guarantor, as the case may be, is required to withhold or deduct any amount for or on account of Taxes by law or by the interpretation or administration thereof. If Ainsworth or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the Notes or the Subsidiary Guarantees, Ainsworth or such Guarantor will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each owner of a beneficial interest in the Notes (an “owner” for the purposes of this “Additional Amounts” section) (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount such owner would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment or credit made to an owner (an “Excluded Holder”) (or to a Holder on behalf of an Excluded Holder) (i) with which Ainsworth or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of such owner being connected with Canada or any province or territory thereof otherwise than solely by reason of the owner’s activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder or the enforcement of the Holder’s or owner’s rights thereunder, (iii) which failed to duly and timely comply with a timely request of Ainsworth to provide information, documents, certification or other evidence concerning such owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such owner or Holder on behalf of such owner of Notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment or credit on a Note, if and to the extent that any beneficiary or settlor of such fiduciary, any partner in such partnership or the beneficial owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor, partner or beneficial owner had been the Holder of such Note or (v) any combination of the foregoing numbered clauses of this proviso. Ainsworth or such Guarantor will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.
      Ainsworth or the Guarantor will furnish the Holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, evidence of such payment by Ainsworth or such Guarantor. In the event that Ainsworth or the Guarantor fails to remit any Taxes in respect of which Additional Amounts are payable, Ainsworth or the Guarantor will indemnify and hold harmless each owner of a beneficial interest in the Notes (other than an Excluded Holder or owner to the extent that such owner has already received Additional Amounts in respect of the relevant payment or credit) and will, upon written request of a Holder on behalf of an owner (other than an Excluded Holder), reimburse each such Holder or owner for the amount of (x) any Taxes so levied or imposed and paid by such Holder or owner as a result of payments or credits made under or with respect to the Notes or the Subsidiary Guarantees, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) but excluding any such Taxes on the net income of such Holder or owner so that the net amount received by such Holder or owner (net of payments made under or with respect to the Notes or Subsidiary Guarantees) after such reimbursement will not be less than the net amount the Holder or owner would have received if Taxes on such reimbursement had not been imposed.
      At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if Ainsworth or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, Ainsworth or such Guarantor will deliver to the trustee an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to Holders or owners on the payment date. Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of principal, premium, if any, redemption price, Change of Control Payment, purchase price, interest, Special Interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
      Ainsworth or a Guarantor will pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Notes, the indenture, any Subsidiary Guarantee or any related document (“Documentary Taxes”).
      The obligation to pay any Additional Amounts (and any associated reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the indenture.
Redemption

Optional Redemption
      Except as described below under “— Optional Redemption Upon Equity Offerings” and “— Redemption for Changes in Canadian Withholding Taxes”, the Notes are not redeemable prior to April 1, 2008. Thereafter, Ainsworth may redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on April 1 of the year set forth below:

Optional
Redemption
Year	Price

2008	102.000%
2009	101.000%
2010 and thereafter	100.000%
      In addition, Ainsworth must pay accrued and unpaid interest on the Notes redeemed to, but not including, the date of redemption.
      Optional Redemption Upon Equity Offerings. Notwithstanding the foregoing, at any time prior to April 1, 2008, Ainsworth may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes (including any Additional Notes) outstanding at a redemption price equal to 100% of the principal amount thereof plus a premium equal to the rate per annum on the Notes applicable on the date on which notice of redemption is given, in each case on the redemption date, together with accrued and unpaid interest and Special Interest, if any, to, but not including, such redemption date, with the net cash proceeds of one or more Equity Offerings (as defined below); provided that:
      (1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) of the series being redeemed remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by Ainsworth and its Subsidiaries); and
      (2) the redemption occurs within 60 days of the date of the closing of such Equity Offering.

      “Equity Offering” means any public or private issuance or sale of Common Stock of Ainsworth.

Redemption for Changes in Canadian Withholding Taxes
      Ainsworth may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest and Special Interest, if any, on the Notes redeemed to the applicable redemption date, if Ainsworth has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position of any governmental agency, taxing authority or regulatory authority regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

No Mandatory Redemption
      Ainsworth is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice
      If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:
      (1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or
      (2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.
      No Notes of US$1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note representing the same indebtedness to the extent not redeemed will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Offers to Repurchase by Ainsworth

Change of Control
      If a Change of Control occurs, Ainsworth will make an offer to repurchase all outstanding Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Ainsworth will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased, to the date of repurchase. Within 10 days following any Change of Control, Ainsworth will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in the notice. Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.
      On the Change of Control Payment Date, Ainsworth will, to the extent lawful:
      (1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;
      (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and
      (3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Ainsworth.
      The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.
      Ainsworth will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      The provisions described above that require Ainsworth to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that require Ainsworth to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      Ainsworth will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Ainsworth and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the obligation of Ainsworth to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Ainsworth and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in any single transaction or series of related transactions unless:
      (1) Ainsworth (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;
      (2) the fair market value is determined by Ainsworth’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and
      (3) at least 75% of the consideration received in the Asset Sale by Ainsworth or such Restricted Subsidiary is in the form of (i) cash, (ii) Cash Equivalents, (iii) the majority of the Voting Stock of a Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary, or (iv) long-term property or assets that are used or useful in a Permitted Business. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Ainsworth’s or such Restricted Subsidiary’s most recent balance sheet, of Ainsworth or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or other agreement that releases Ainsworth or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Ainsworth or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Ainsworth or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.
      In the case of consideration received in an Asset Sale in a form specified in clause (3) (iii) or (3) (iv), the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds US$10.0 million.
      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Ainsworth or such Restricted Subsidiary may apply those Net Proceeds at its option:
      (1) to repay term or revolving credit Indebtedness under or cash collateralize letters of credit under a Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the Notes or any Subsidiary Guarantee) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;
      (2) if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay, redeem or repurchase any Indebtedness of that Restricted Subsidiary;
      (3) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business;
      (4) to make a capital expenditure; or
      (5) to acquire other long-term assets that are used or useful in a Permitted Business.
Pending the final application of any Net Proceeds, Ainsworth or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.
      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph and any Net Proceeds used to cash collateralize letters of credit which no longer cash collateralize a letter of credit and which have not otherwise been applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. Ainsworth may use Excess Proceeds to make at any time, and when the aggregate amount of Excess Proceeds exceeds US$10.0 million Ainsworth will make, an offer to purchase (“Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Ainsworth or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
      Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.
Certain Covenants
      During any period of time that (a) the Notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the indenture, Ainsworth and its Restricted Subsidiaries will not be subject to
      (1) the provisions of the indenture described under:

•	“— Offers to Repurchase by Ainsworth — Change of Control”;

•	“— Offers to Repurchase by Ainsworth — Asset Sales”;

•	“— Restricted Payments” (except to the extent applicable under “Designation of Restricted and Unrestricted Subsidiaries”);

•	“— Incurrence of Indebtedness and Issuance of Preferred Stock”;

•	“— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

•	“— Transactions with Affiliates”; or
      (2) clauses (3) and (4) under the caption “Events of Default and Remedies” to the extent that such clauses apply to the covenants described in clause (1) above.
      If Ainsworth and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of the previous sentence (a “Fall-Away Period”) and, subsequently, one, or both, of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then Ainsworth and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of Ainsworth and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in the indenture or cause a Default or Event of Default thereunder; provided that (1) Ainsworth and its Restricted Subsidiaries did not incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of (i) a ratings withdrawal or downgrade below an Investment Grade Rating or (ii) a Default or Event of Default and (2) Ainsworth and its Restricted Subsidiaries did not reasonably believe that such transactions would result in such withdrawal or downgrade, Default or Event of Default.

Restricted Payments
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
      (1) declare or pay any dividend or make any other payment or distribution on account of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving Ainsworth or any of its Restricted Subsidiaries) or to the direct or indirect holders of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Ainsworth or to Ainsworth or a Restricted Subsidiary);
      (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving Ainsworth) any Equity Interests of Ainsworth or any direct or indirect parent of Ainsworth;
      (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof or any payment on Indebtedness permitted under clause (6) of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; or
      (4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
      (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and
      (2) Ainsworth would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and
      (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Ainsworth and its Restricted Subsidiaries after March 3, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7) (b) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Ainsworth for the period (taken as one accounting period) beginning on January 1, 2004 to the end of Ainsworth’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), excluding any charges incurred in connection with Ainsworth’s March

2004 purchase of its 12 1/2% Senior Secured Notes due July 15, 2007 and 13.875% Senior Secured Notes due July 15, 2007, plus

(b) 100% of the aggregate net cash proceeds received by Ainsworth since March 3, 2004 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Ainsworth (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Ainsworth that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Ainsworth), plus

(c) to the extent that any Restricted Investment that was made after March 3, 2004 is sold for cash or otherwise liquidated or repaid for cash or, in the case of a Restricted Investment that is a Guarantee, released, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, less, in the case of a Guarantee, any amounts paid under such Guarantee, plus

(d) to the extent that any Unrestricted Subsidiary of Ainsworth is redesignated as a Restricted Subsidiary after March 3, 2004 the lesser of (i) the fair market value of Ainsworth’s Investment in such Subsidiary as of the date of such redesignation and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

(e) US$15.0 million.

      Ainsworth estimates that as of March 31, 2006, it would have been permitted to make Restricted Payments pursuant to clause (3) of the preceding paragraph in the amount of approximately $217.4 million.
      So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:
      (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;
      (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Ainsworth or any Restricted Subsidiary or of any Equity Interests of Ainsworth in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Ainsworth) of, Equity Interests of Ainsworth (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;
      (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Ainsworth or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;
      (4) the payment of any dividend by a Restricted Subsidiary of Ainsworth that is not a Wholly Owned Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;
      (5) an Investment by Ainsworth that increases the ownership interest of Ainsworth in the High Level Project out of the net cash proceeds of the substantially concurrent sale (other than from or to a Subsidiary or from or to an employee stock ownership plan financed by loans from Ainsworth or a Subsidiary of Ainsworth) of Equity Interests (other than Disqualified Stock) of Ainsworth; provided that the amount of any such net cash proceeds that are utilized for any such Investment will be excluded from clause (3) (b) of the preceding paragraph;

      (6) repurchases of Equity Interests deemed to occur upon the exercise of stock options; and
      (7) payments of (a) dividends on, and (b) the repurchase, redemption or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date of, Disqualified Stock, the incurrence of which was permitted by the indenture.
      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Ainsworth or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Ainsworth whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds US$10.0 million. Not later than the date of making any Restricted Payment, other than a Restricted Payment under clauses (2), (3), (4) and (6) of the second paragraph of this covenant, which, together with any Restricted Payments not previously reported pursuant to this sentence, exceeds US$2.0 million, Ainsworth will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness), and Ainsworth will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Ainsworth or any Guarantor may incur Indebtedness (including Acquired Indebtedness) or Ainsworth may issue Disqualified Stock and any Guarantor may issue shares of preferred stock, if the Fixed Charge Coverage Ratio for Ainsworth’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):
      (1) the incurrence by Ainsworth or any of the Guarantors of Indebtedness and letters of credit under Credit Facilities, in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Ainsworth and the Guarantors thereunder) not to exceed the greater of:

(a) $50.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Ainsworth or any of its Restricted Subsidiaries since the Issue Date to repay term Indebtedness under a Credit Facility or to repay revolving credit Indebtedness and effect a corresponding commitment reduction under a Credit Facility, in each case, pursuant to the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”; or

(b) the amount of the Borrowing Base as of the date of such incurrence;
      (2) the incurrence by Ainsworth and its Restricted Subsidiaries of Existing Indebtedness;
      (3) the Notes and the Exchange Notes to be issued pursuant to the registration rights agreement and any related Subsidiary Guarantees;
      (4) the incurrence by Ainsworth or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Ainsworth or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (i) US$10.0 million and (ii) 2% of the Consolidated Net Tangible Assets of Ainsworth;
      (5) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (4) or (13) of this paragraph;
      (6) the incurrence by Ainsworth of Indebtedness to, or the issuance of Disqualified Stock to, any Wholly Owned Restricted Subsidiary of Ainsworth or the incurrence by any Restricted Subsidiary of Ainsworth of Indebtedness to, or the issuance of preferred stock to, Ainsworth or any Wholly Owned Restricted Subsidiary of Ainsworth; provided, however, that:

(a) such Indebtedness owing by Ainsworth or a Guarantor to a Wholly Owned Restricted Subsidiary of Ainsworth must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Ainsworth, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth; will be deemed, in each case, to constitute an incurrence of such Indebtedness or issuance of Disqualified Stock or preferred stock by Ainsworth or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
      (7) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;
      (8) the guarantee by Ainsworth or any of the Guarantors of Indebtedness of Ainsworth or a Guarantor of Ainsworth that was permitted to be incurred by another provision of this covenant;
      (9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Ainsworth as accrued;
      (10) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness in respect of statutory obligations, bid, performance, surety and appeal bonds and trade and standby letters of credit, in each case entered into in the ordinary course of business and consistent with past practice;
      (11) Indebtedness of Ainsworth or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Equity Interests, in accordance with the provisions of the indenture;
      (12) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness to fund a purchase by Ainsworth or a Restricted Subsidiary of Grant’s interest in the High Level Project pursuant to a Right of First Refusal initiated by Grant or the Buy/ Sell Option; provided, that (i) (x) Ainsworth or such Restricted Subsidiary has accepted an offer from any Person, other than Ainsworth or a Restricted Subsidiary, to purchase the interest in the High Level Project that is acquired from Grant at a concurrent closing for an amount not less than the purchase price payable to Grant; and (y) such Indebtedness is repaid in full at such concurrent closing from the transfer of the interest in the High Level Project purchased from Grant at such closing; or (ii) there shall not have been a decrease in the rating of the Notes by any Rating Agency by one or more Rating Categories that occurs within 90 days (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency) after the date of the later of (A) notice to the public or the Rating Agencies of the intention of Ainsworth or any of its Restricted Subsidiaries to incur Indebtedness to fund such a purchase or (B) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness to fund such a purchase; and
      (13) the incurrence by Ainsworth or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed US$50.0 million.
      Ainsworth will not, and will not permit any Guarantor to, incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that Indebtedness of Ainsworth or a Guarantor will not be deemed to be contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor solely by virtue of being unsecured.
      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Ainsworth will be permitted to classify such item of Indebtedness or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the indenture will be deemed to have been incurred pursuant to the category of Permitted Indebtedness described in clause (1) above.

Liens
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired except Permitted Liens, unless it has made or will make effective provision whereby the Notes or any Subsidiary Guarantee will be secured by such Lien equally and ratably with (or, if such other Indebtedness constitutes subordinated Indebtedness, prior to) all other Indebtedness of Ainsworth or any Restricted Subsidiary secured by such Lien for so long as such other Indebtedness is secured by such Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
      (1) pay dividends or make any other distributions on its Capital Stock to Ainsworth or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Ainsworth or any of its Restricted Subsidiaries;
      (2) make loans or advances to Ainsworth or any of its Restricted Subsidiaries; or
      (3) transfer any of its properties or assets to Ainsworth or any of its Restricted Subsidiaries.
      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:
      (1) agreements governing Existing Indebtedness and Credit Facilities (provided that, with respect to Credit Facilities, such encumbrances and restrictions are not materially more restrictive, taken as a whole, than customary provisions in comparable financings) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such instrument are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreement on the Issue Date or in such Credit Facilities;
      (2) the indenture, the Notes and any Subsidiary Guarantee or any other instrument governing debt securities of Ainsworth incurred in compliance with the covenant titled “— Incurrence of Indebtedness and Issuance of Preferred Stock” that are no more restrictive, taken as a whole, than those contained in the indenture, the Notes and any Subsidiary Guarantee;
      (3) applicable law;
      (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Ainsworth or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;
      (5) customary non-assignment provisions in leases entered into in the ordinary course of business;
      (6) purchase money obligations and Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;
      (7) any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;
      (8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

      (9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;
      (10) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;
      (11) restrictions contained in agreements between Grant and Ainsworth or a Restricted Subsidiary with respect to the High Level Project, as extended, amended, restated, modified or replaced from time to time on terms that are no more restrictive, taken as a whole, than those contained in such agreements as of the Issue Date; and
      (12) provisions with respect to the disposition or distribution of assets or property in Permitted Joint Venture agreements.

Merger, Amalgamation, Consolidation or Sale of Assets
      Ainsworth may not, directly or indirectly: (1) consolidate, amalgamate with or merge with or into another Person (whether or not Ainsworth is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
      (1) either: (a) Ainsworth is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;
      (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of the obligations of Ainsworth under the Notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;
      (3) immediately after such transaction no Default or Event of Default exists; and
      (4) Ainsworth or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”.
      In addition, Ainsworth may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Amalgamation, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Ainsworth and any of its Wholly Owned Restricted Subsidiaries, provided that the surviving entity of any transaction involving Ainsworth shall be a corporation or partnership organized and existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia.
Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of Ainsworth may designate any Restricted Subsidiary of Ainsworth to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted

Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Ainsworth and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:
      (1) the Affiliate Transaction is on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person; and
      (2) Ainsworth delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States stating that such Affiliate Transaction is on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated person.
      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:
      (1) compensation, employment or indemnification agreements or arrangements (including stock options) entered into by Ainsworth or any of its Restricted Subsidiaries in the ordinary course of business of Ainsworth or such Restricted Subsidiary;
      (2) transactions between or among Ainsworth and/or its Restricted Subsidiaries; provided that any transaction with a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be in the ordinary course of business and on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;
      (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Ainsworth;
      (4) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Ainsworth;

      (5) Permitted Investments or Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”;
      (6) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;
      (7) transactions undertaken pursuant to contractual obligations in existence on the Issue Date and disclosed in this prospectus, as extended, renewed, amended, restated, modified or replaced from time to time on terms no less favorable, taken as a whole, to Ainsworth or the relevant Restricted Subsidiary than such contractual obligations in existence on such date;
      (8) transactions between or among Ainsworth and/or its Restricted Subsidiaries and Grant relating to the High Level Project in the ordinary course of business of Ainsworth or any such Restricted Subsidiary and on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;
      (9) any purchase or sale by Ainsworth made pursuant to the Buy/ Sell Option or the Right of First Refusal; and
      (10) transactions between or among Ainsworth and/or its Restricted Subsidiaries and a Permitted Joint Venture on terms that are no less favorable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person.

Additional Subsidiary Guarantees
      If (i) Ainsworth or any of its Restricted Subsidiaries acquires or creates another North American Restricted Subsidiary, other than a Non-Guarantor Restricted Subsidiary, after the Issue Date or (ii) the aggregate amount of assets held by all Non-Guarantor Restricted Subsidiaries exceeds US$3.0 million, then that newly acquired or created Subsidiary, in the case of clause (i), will become a Guarantor, and in the case of clause (ii), such of the Non-Guarantor Restricted Subsidiaries will become a Guarantor as is necessary so that after giving effect to the issuance of such guarantees, the remaining Non-Guarantor Restricted Subsidiaries will have aggregate assets of less than US$3.0 million. In each case, such Restricted Subsidiary shall execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created, or required to become a Guarantor, as the case may be, provided, however, that all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries will not have to comply with the requirements of this covenant.

Limitation on Guarantees by Restricted Subsidiaries
      If any Restricted Subsidiary of Ainsworth that is not a Guarantor directly or indirectly Guarantees the payment of any Indebtedness of Ainsworth or a Subsidiary of Ainsworth that is a Guarantor, that Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it entered into such Guarantee. If the Restricted Subsidiary is released from its Guarantee of such other Indebtedness of Ainsworth, it will automatically be released from its obligations as a Guarantor.

Payments for Consent
      Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
Reports to Holders
      Whether or not required by the SEC, so long as any Notes are outstanding, Ainsworth will furnish to the Holders of Notes, within the time periods specified in the SEC’s rules and regulations:
      (1) all quarterly and annual financial information that Ainsworth would have been required to file with the SEC on (a) Forms 10-Q and 10-K if Ainsworth were required to file on such Forms, or (b) Form 6-K and Form 20-F or Form 40-F (if eligible) if Ainsworth were required to file such form and was a reporting issuer under the securities laws of the Province of Ontario, including in each case a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Ainsworth’s Independent Registered Chartered Accountants; and
      (2) all current reports that Ainsworth would have been required to (a) file with the SEC on Form 8-K if Ainsworth were required to file such reports, or (b) furnish to the SEC on Form 6-K if Ainsworth were required to furnish such reports and were a reporting issuer under the securities laws of the Province of Ontario.
      If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Ainsworth is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Ainsworth will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. Ainsworth has agreed that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Ainsworth’s filings for any reason, Ainsworth will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Ainsworth were required to file those reports with the SEC. In addition, Ainsworth has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and including any information that would be required by clause (2) of the preceding paragraph.
Events of Default and Remedies
      Each of the following is an “Event of Default”:
      (1) default for 30 days in the payment when due of interest on, or Special Interest with respect to, the Notes;
      (2) default in payment when due of the principal of, or premium, if any, on the Notes;
      (3) failure by Ainsworth or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Offers to Repurchase by Ainsworth — Change of Control”, “— Offers to Repurchase by Ainsworth — Asset Sales”, or “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets”;
      (4) failure by Ainsworth or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;
      (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ainsworth or any of its Restricted Subsidiaries (or the payment of which is guaranteed by

Ainsworth or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its expressed maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$10.0 million or more;
      (6) failure by Ainsworth or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that Ainsworth or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;
      (7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and
      (8) certain events of bankruptcy or insolvency described in the indenture with respect to Ainsworth or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.
      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Ainsworth, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.
      Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Special Interest.
      The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Special Interest on, or the principal of, the Notes.
      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Ainsworth with the intention of avoiding payment of the premium that Ainsworth would have had to pay if Ainsworth then had elected to redeem the Notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
      Ainsworth is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Ainsworth is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of Ainsworth or any Guarantor, as such, will have any liability for any obligations of Ainsworth or the Guarantors under the Notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      Ainsworth may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:
      (1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such Notes when such payments are due from the trust referred to below;
      (2) Ainsworth’s obligations with respect to the Notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;
      (3) the rights, powers, trusts, duties and immunities of the trustee, and Ainsworth’s and the Guarantor’s obligations in connection therewith; and
      (4) the Legal Defeasance provisions of the indenture.
      In addition, Ainsworth may, at its option and at any time, elect to have the obligations of Ainsworth and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:
      (1) Ainsworth must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Ainsworth must specify whether the Notes are being defeased to maturity or to a particular redemption date;
      (2) in the case of Legal Defeasance, Ainsworth must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Ainsworth has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (3) in the case of Covenant Defeasance, Ainsworth must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
      (4) in the case of Legal Defeasance or Covenant Defeasance, Ainsworth must deliver to the trustee an opinion of counsel in Canada reasonably acceptable to the Trustee to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the trustee);
      (5) no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);
      (6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Ainsworth or any of its Subsidiaries is a party or by which Ainsworth or any of its Subsidiaries is bound;
      (7) Ainsworth must deliver to the trustee an officers’ certificate stating that the deposit was not made by Ainsworth with the intent of preferring the Holders of the Notes over the other creditors of Ainsworth with the intent of defeating, hindering, delaying or defrauding creditors of Ainsworth or others; and
      (8) Ainsworth must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).
      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):
      (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;
      (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

      (3) reduce the rate of or change the time for payment of interest on any note, including Additional Amounts;
      (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);
      (5) make any note payable in money other than that stated in the Notes;
      (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the Notes;
      (7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);
      (8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or
      (9) make any change in the preceding amendment and waiver provisions.
      Notwithstanding the preceding, without the consent of any Holder of Notes, Ainsworth, the Guarantors and the trustee may amend or supplement the indenture or the Notes:
      (1) to cure any ambiguity, defect or inconsistency;
      (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;
      (3) to provide for the assumption of Ainsworth’s obligations to Holders of Notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of Ainsworth’s assets;
      (4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that in the good faith opinion of the Board of Directors of Ainsworth (evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee) does not adversely affect the legal rights under the indenture of any such Holder;
      (5) to add a Guarantor; or
      (6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.
Satisfaction and Discharge
      The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:
      (1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Ainsworth, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Ainsworth or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

      (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Ainsworth or any Guarantor is a party or by which Ainsworth or any Guarantor is bound;
      (3) Ainsworth or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and
      (4) Ainsworth has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
In addition, Ainsworth must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      If the trustee becomes a creditor of Ainsworth or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
      The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of Notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
Governing Law
      The indenture, the Notes and the Subsidiary Guarantees are governed by the laws of the State of New York.
Enforceability of Judgments
      Since a substantial portion of Ainsworth’s and Ainsworth Engineered Corp.’s assets are outside the United States, any judgment obtained in the United States against Ainsworth or against Ainsworth Engineered Corp. in respect of its Subsidiary Guarantee, including judgments with respect to the payment of principal, premium, if any, or interest on the Notes may not be collectible within the United States.
      Ainsworth has been informed by its Canadian counsel, Borden Ladner Gervais LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against Ainsworth or a Guarantor in a court of competent jurisdiction in such Province on any final and conclusive civil judgment in personam of any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) for a

sum certain with respect to the indenture, the Notes or a Subsidiary Guarantee, that has not been stayed, is not under appeal or appealable, and is not impeachable as void or voidable under the internal laws of the State of New York if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor under the laws of New York and the Province of British Columbia (and submission by Ainsworth in the indenture, or by a Guarantor in a supplemental indenture, to the jurisdiction of the New York Court will be sufficient for the latter purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia, for example because that would be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada), or the enforcement of such judgment would constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (3) there is no manifest error on the face of the judgment; and (4) the action to enforce such judgment is commenced within the applicable limitation period. Ainsworth has been advised by such counsel that they do not know of any reason under present laws of the Province of British Columbia and the federal laws of Canada applicable therein for avoiding enforcement of such judgments of New York Courts under the indenture, the Notes or a Subsidiary Guarantee, based upon public policy.
Consent to Jurisdictions and Service
      Ainsworth, Ainsworth Engineered Canada Limited Partnership and Ainsworth Engineered Corp. have each appointed, and any other non-U.S. Guarantors will each appoint, CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to the indenture, the Notes or the Subsidiary Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and each of Ainsworth, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Engineered (USA), LLC, Ainsworth Corp. and any other Guarantors will submit to such jurisdiction.
Book-Entry, Delivery and Form

Exchange Notes
      The exchange notes will be represented by one or more global notes in definitive, fully registered form without coupons (collectively, the “Global Notes”) and will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for exchange notes in certified form except in the limited circumstances described below. See “— Exchanges of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes
      A beneficial interest in a Global Note may not be exchanged for an exchange note in certificated form unless (i) DTC (x) notifies Ainsworth that it is unwilling or unable to continue as Depository for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays) or (B) announces an intention permanently to cease business or does in fact do so, (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes or (iv) a request for certificates has been made upon 60 days’ prior written notice given to the trustee in accordance with DTC’s customary procedures and a copy of such notice has been received by Ainsworth from the trustee. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures). Any certificated notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected only through the DWAC System and an appropriate adjustment will be made in the records of the security register to reflect a decrease in the principal amount of the relevant Global Note.

Global Notes
      The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Ainsworth and the Guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      Upon the issuance of the Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC (“participants”) or persons who hold interests through participants. Ownership or beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants).
      As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the exchange notes represented by such Global Note for all purposes under the indenture and the exchange notes. Except in the limited circumstances described above under “ — Exchanges of Book-Entry Notes for Certificated Notes”, owners of beneficial interests in a Global Note will not be entitled to have portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of exchange notes in definitive form and will not be considered the owners or Holders of the Global Note (or any notes presented thereby) under the indenture or the exchange notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the indenture referred to herein and, if applicable, those of Euroclear and Clearstream). In the event that owners of beneficial interests in a Global Note become entitled to receive exchange notes in definitive form, such exchange notes will be issued only in registered form in denominations of US$1,000 and integral multiples thereof.
      Investors may hold their interests in the Global Notes directly through DTC, if they are participants in the DTC system, or indirectly through organizations which are participants in such systems or through organizations (including Euroclear and Clearstream) that are participants in the DTC system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Clearstream may also be subject to the procedures and requirements of such system.
      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global

Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Ainsworth, the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      Except for trades involving only Euroclear or Clearstream, beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Ainsworth expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such notes as shown on the records of DTC or its nominee. Ainsworth also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”. Such payments will be the responsibility of such participants.
      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.
      Subject to compliance with the transfer restrictions applicable to the Notes described above, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants on the other hand, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received on Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.
      DTC has advised Ainsworth that it will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.
      DTC has advised Ainsworth as follows: DTC is

•	a limited purpose trust company organized under the laws of the State of New York,

•	a “banking organization” within the meaning of New York Banking law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Ainsworth, the Guarantors, the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.
Same-Day Settlement and Payment
      Ainsworth will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Ainsworth will make all payments of principal, interest and premium and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds.
Certain Definitions
      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Indebtedness” means, with respect to any specified Person:
      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and
      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.
      “Asset Sale” means:
      (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices, but excluding the Equity Interests or other Investments in Unrestricted Subsidiaries; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Ainsworth and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Offers to Repurchase by Ainsworth — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and
      (2) the issuance of Equity Interests in any of Ainsworth’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries other than directors’ qualifying shares.
      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:
      (1) any single transaction or series of related transactions that involves assets having a fair market value of less than US$1.0 million;
      (2) a transfer of assets between or among Ainsworth and its Wholly Owned Restricted Subsidiaries;
      (3) an issuance of Equity Interests by a Restricted Subsidiary to Ainsworth or to a Wholly Owned Restricted Subsidiary;
      (4) the sale or other disposition of cash or Cash Equivalents, or the sale of accounts receivable in the ordinary course of business or in connection with the compromise, settlement or collection thereof;
      (5) the disposition of surplus, obsolete, discontinued or worn-out equipment or other immaterial assets no longer used in the ongoing business of Ainsworth and its Restricted Subsidiaries; and
      (6) a sale or other disposition that immediately results in a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”.
      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
      “Board of Directors” means:
      (1) with respect to a corporation, the board of directors of the corporation;
      (2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and
      (3) with respect to any other Person, the board or committee of such Person serving a similar function.
      “Borrowing Base” means, as of any date, an amount equal to:
      (1) 85% of the face amount of all accounts receivable owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 90 days past due; plus
      (2) 65% of the book value of all inventory owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, all calculated on a consolidated basis and in accordance with GAAP.
      “Buy/Sell Option” means a compulsory offer to purchase or sell an interest in the High Level Project made pursuant to the High Level Memorandum of Agreement or similar or replacement documents relating to the High Level Project.
      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:
      (1) in the case of a corporation, corporate stock;
      (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
      (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and
      (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:
      (1) United States dollars or Canadian dollars;
      (2) securities issued or directly and fully guaranteed or insured by the United States government or the Canadian government or any agency or instrumentality of the United States government or the Canadian government (provided that the full faith and credit of the United States or Canada, as applicable, is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

      (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or U.S. or Canadian commercial bank having capital and surplus in excess of US$500.0 million and a Thomson Bank Watch Rating of “B” or better;
      (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
      (5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and
      (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.
      “Change of Control” means the occurrence of any of the following:
      (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;
      (2) the adoption of a plan relating to the liquidation or dissolution of Ainsworth;
      (3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of at least 50% of the total voting power of Voting Stock of Ainsworth;
      (4) any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of Ainsworth such that such nominees, when added to any existing director remaining on the Board of Directors of Ainsworth after such election who was a nominee of or is an Affiliate or Related Person of such person, will constitute a majority of the Board of Directors of Ainsworth; or
      (5) Ainsworth consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, Ainsworth, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ainsworth or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).
      “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:
      (1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
      (2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus
      (3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus
      (4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP; provided that, if the consolidated financial statements of Ainsworth include a minority interest, the amounts in the foregoing clauses (1) to (5) shall be calculated net of any such amounts included in determining the minority interest.
      Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Ainsworth will be added to Consolidated Net Income to compute Consolidated Cash Flow of Ainsworth only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Ainsworth by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:
      (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;
      (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

      (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and
      (4) the cumulative effect of a change in accounting principles will be excluded.
      “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.
      “Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Disqualified Stock” means any Capital Stock of Ainsworth that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Ainsworth to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ainsworth may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Existing Indebtedness” means the Indebtedness of Ainsworth and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.
      “Fixed Charges” means, with respect to any specified Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:
      (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

      (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
      (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus
      (4) the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period; plus
      (5) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Ainsworth (other than Disqualified Stock) or to Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.
      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
      (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamation or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;
      (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;
      (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and
      (4) the consolidated interest expense of the specified Person and its Restricted Subsidiaries attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account Hedging Obligations applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.
      “GAAP” means, as of any date of determination, generally accepted accounting principles in Canada and which are applicable as of any date of determination.
      “Grant” means Grant Forest Products Inc., an Ontario corporation, any other Person or Persons who replace Grant and become co-owners of the High Level Project, any successor entity thereto, and any Affiliate thereof.
      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
      “Guarantors” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
      (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and
      (2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices or interest rates.
      “High Level Memorandum of Agreement” means the memorandum of agreement, dated as of December 9, 1999, between Ainsworth and Grant Forest Products Corp., relating to the High Level Project.
      “High Level Project” means the oriented strand board facility, jointly owned by Ainsworth and Grant, located near High Level, Alberta, together with all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility pursuant to a deciduous timber allocation issued by the government of Alberta.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:
      (1) in respect of borrowed money;
      (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
      (3) in respect of banker’s acceptances;
      (4) representing Capital Lease Obligations;
      (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or
      (6) representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; provided, however, that Indebtedness shall not include obligations of any Person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 15 days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) under stand-by letters of credit to the extent collateralized by cash or cash equivalents. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.
      The amount of any Indebtedness outstanding as of any date will be:
      (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and
      (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.
      “Investment Grade Ratings” means (i) BBB — or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s), or (ii) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody’s.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to customers of such Person. If Ainsworth or any Subsidiary of Ainsworth sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Ainsworth such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Ainsworth, Ainsworth will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The acquisition by Ainsworth or any Subsidiary of Ainsworth of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ainsworth or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.
      “Issue Date” means the date of original issuance of the Notes.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:
      (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and
      (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.
      “Net Proceeds” means the aggregate cash proceeds received by Ainsworth or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.
      “Non-Guarantor Restricted Subsidiaries” means any North American Restricted Subsidiaries that collectively do not have total assets in excess of US$3.0 million, and which are designated by the Board of Directors of Ainsworth as evidenced by a resolution of the Board of Directors delivered to the trustee. The Board of Directors of Ainsworth has designated each of Prince George Hardwood Ltd., KKBL No. 316 Ventures Ltd. and 0737562 B.C. Ltd. as a Non-Guarantor Restricted Subsidiary.
      “Non-Recourse Debt” means Indebtedness:
      (1) as to which neither Ainsworth nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;
      (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Ainsworth or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and
      (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Ainsworth or any of its Restricted Subsidiaries;
except for any limited recourse guarantee solely for the purpose of supporting the pledge by Ainsworth or any of its Restricted Subsidiaries of the Equity Interests of any Unrestricted Subsidiaries.
      “North American Restricted Subsidiary” means any Restricted Subsidiary of Ainsworth that was formed under the laws of the United States or any state of the United States or the District of Columbia or under the laws of Canada or any province or territory thereof.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means any business that derives a majority of its revenues from the businesses engaged in by Ainsworth and its Restricted Subsidiaries on the Issue Date and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which Ainsworth and its Restricted Subsidiaries are engaged on the Issue Date.
      “Permitted Holder” means (i) each of David Ainsworth, D. Allen Ainsworth and Brian E. Ainsworth, (ii) the members of the immediate family of each of the persons referred to in clause (i) above, (iii) any trust created for the benefit of any of the persons referred to in clauses (i) and (ii) above or (iv) any Person at least 85% of the outstanding Capital Stock of which is owned by one or more of the persons described in clauses (i), (ii) and (iii) above.
      “Permitted Investments” means:
      (1) any Investment in Ainsworth or in a Restricted Subsidiary;
      (2) any Investment in Cash Equivalents;
      (3) any Investment by Ainsworth or any Guarantor in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Ainsworth or a Guarantor;
      (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”;
      (5) any acquisition of assets, Capital Stock or other securities solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ainsworth;
      (6) any Investments by Ainsworth or a Restricted Subsidiary received in compromise of claims, settlements of debts or disputes or satisfaction of judgments relating to obligations payable to Ainsworth or such Restricted Subsidiary, as the case may be, in its capacity as trade creditor or from customers, which obligations were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;
      (7) Hedging Obligations in the ordinary course of business and not for speculative purposes;
      (8) an Investment by Ainsworth or any Restricted Subsidiary in a Permitted Joint Venture; provided that the aggregate amount of all Investments made pursuant to this clause (8) does not exceed US$3.0 million at any one time outstanding; and
      (9) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) since March 3, 2004, not to exceed 5% of the Consolidated Net Tangible Assets of Ainsworth.
      “Permitted Joint Venture” means any joint venture arrangement created by Ainsworth or one of its Restricted Subsidiaries, the primary purpose of which is to obtain fiber to supply the operations of Ainsworth or its Restricted Subsidiaries, provided that Ainsworth and its Restricted Subsidiaries own an equity interest in such arrangement of at least 40% of the Equity Interests in such arrangement.

      “Permitted Liens” means:
      (1) Liens to secure Indebtedness permitted by clause (1) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” on the accounts receivable and inventories (including spare parts) of Ainsworth and its Restricted Subsidiaries, including the proceeds thereof and all money, securities and property of Ainsworth and its Restricted Subsidiaries and the proceeds thereof held by any lender of such indebtedness, and all related books and records and other intangibles evidencing such collateral;
      (2) Liens in favor of Ainsworth or the Guarantors;
      (3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with Ainsworth or any Restricted Subsidiary of Ainsworth; provided that such Liens were in existence prior to the contemplation of such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Ainsworth or the Restricted Subsidiary;
      (4) Liens on property existing at the time of acquisition of the property by Ainsworth or any Restricted Subsidiary of Ainsworth, provided that such Liens were in existence prior to the contemplation of such acquisition;
      (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;
      (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;
      (7) Liens existing on the Issue Date;
      (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
      (9) Liens securing Indebtedness under Hedging Obligations in the ordinary course of business and not for speculative purposes; provided that (a) such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation or (b) if such Hedging Obligations are with one or more parties to Credit Facilities, then secured by the same collateral as secures the applicable Credit Facilities;
      (10) Liens on the Equity Interests of Unrestricted Subsidiaries or Permitted Joint Ventures securing Indebtedness of such Unrestricted Subsidiaries or Permitted Joint Ventures not otherwise prohibited by the indenture;
      (11) Liens securing Permitted Refinancing Indebtedness incurred to refinance any secured Indebtedness; provided that the Liens securing such Permitted Refinancing Indebtedness are not extended to any additional assets or property;
      (12) Liens incurred in the ordinary course of business of Ainsworth or any Restricted Subsidiary of Ainsworth with respect to obligations that do not exceed at any one time outstanding 5% of the Consolidated Net Tangible Assets of Ainsworth;
      (13) a general security agreement between Ainsworth and Grant securing the obligations of Ainsworth or its subsidiaries under the High Level Memorandum of Agreement or similar documents relating to the High Level Project; and

      (14) Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Ainsworth or any Restricted Subsidiary of Ainsworth other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition.
      “Permitted Refinancing Indebtedness” means any Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth (other than intercompany Indebtedness, Disqualified Stock or preferred stock); provided that:
      (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends on the Indebtedness, Disqualified Stock or preferred stock and the amount of all expenses and premiums incurred in connection therewith);
      (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;
      (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or such Subsidiary Guarantee on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and
      (4) such Indebtedness is incurred either by Ainsworth or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Purchase Money Indebtedness” means Indebtedness of Ainsworth and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Capital Stock) or equipment.
      “Rating Agencies” means (i) Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) or (ii) if S&P or Moody’s or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Ainsworth, which will be substituted for S&P or Moody’s or both, as the case may be.
      “Rating Category” means (i) with respect to S&P, any of the following categories (and any associated “+” or “ — ” designation): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (and any associated “1”, “2” or “3” designation): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D

(or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.
      “Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.
      “Right of First Refusal” means the exercise by Ainsworth of the right to acquire the interest of Grant in the High Level Project pursuant to the right of first refusal option contained in the High Level Memorandum of Agreement or similar or replacement documents related to the High Level Project.
      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means, with respect to any specified Person:
      (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
      (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
      “Unrestricted Subsidiary” means any Subsidiary of Ainsworth that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:
      (1) has no Indebtedness other than Non-Recourse Debt;
      (2) is not party to any agreement, contract, arrangement or understanding with Ainsworth or any Restricted Subsidiary of Ainsworth unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Ainsworth or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Ainsworth;
      (3) is a Person with respect to which neither Ainsworth nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;
      (4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Ainsworth or any of its Restricted Subsidiaries; and

      (5) has at least one director on its Board of Directors that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries.
      Our subsidiary, Chatham Forest Products, Inc., has been designated as an Unrestricted Subsidiary.
      Any designation of a Subsidiary of Ainsworth as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Ainsworth as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, Ainsworth will be in default of such covenant. The Board of Directors of Ainsworth may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Ainsworth of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants  — Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
      (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
      (2) the then outstanding principal amount of such Indebtedness.
      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.
      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the completion of the exchange offer, we will promptly send a reasonable number of additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the Commission, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.
      The exchange notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada and are being offered and sold in Canada only in reliance on available prospectus exemptions.

INCOME TAX CONSIDERATIONS
U.S. Federal Income Tax Considerations
      The following is a general discussion of the material U.S. federal income tax consequences of the exchange offer and the acquisition, ownership and disposition of notes (as used in this section of this prospectus, the original notes and exchange notes are collectively referred to as the “notes”) by U.S. Holders (as defined below). It applies only to notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”) and to holders who purchased their notes at the “issue price” within the meaning of Section 1273 of the Code. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to a holder and does not discuss the tax consequences applicable to particular classes of holders that may be subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect mark to market, banks, tax-exempt organizations, partnerships, S corporations, life insurance companies, persons that hold notes as part of a hedge, or as part of a straddle or conversion transaction, U.S. expatriates, corporations subject to the accumulated earnings tax or taxpayers subject to the alternative minimum tax or whose functional currency is not the U.S. dollar. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. In addition, this summary does not describe any foreign, state or local tax considerations. This summary is based on the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
      U.S. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THE EXCHANGE OFFER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NOTES.
      For the purposes of this summary, a U.S. Holder is a beneficial owner that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate that is subject to U.S. federal income tax without regard to the source of its income; or

•	a trust if (i) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust has elected to be treated as a United States person under applicable Treasury regulations.
      If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the debt securities, you should consult your tax advisor.
      The exchange of an original note for an exchange note in the exchange offer is not a taxable exchange. As a result, a U.S. Holder will not recognize any gain or loss upon exchanging an original note for an exchange note in the exchange offer. The holding period of an exchange note will include the holding period of an original note exchanged therefor, and the adjusted tax basis of the exchange note received by a U.S. Holder in the exchange offer will be the same as the adjusted tax basis of the original note exchanged therefor immediately before the exchange.

Consequences to U.S. Holders
      For U.S. federal income tax purposes, the stated interest paid on a note generally will be taxable to a U.S. Holder as U.S. source ordinary income at the time received or accrued, in accordance with such U.S. Holder’s method of accounting for tax purposes.
      Upon the sale or exchange of a note, a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized on such sale or exchange (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest) and such U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute U.S. source capital gain or loss, and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year. A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to limitations.
      Information reporting of payments of principal and interest, and proceeds of the sale of a note effected within the U.S. or conducted through a U.S. related financial institution or broker within the U.S., to non-corporate U.S. Holders generally will be made on Internal Revenue Service Form 1099.
      A U.S. Holder may be subject to backup withholding tax with respect to interest paid on the notes and to proceeds from the sale, exchange, redemption or retirement of the note, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies that it has not lost its exemption from backup withholding, and has not been notified by the U.S. Internal Revenue Service (the “IRS”) that it has failed to report any interest or dividends and otherwise complies with applicable requirements of the backup withholding or rules. A holder of a note who does not provide us with the holder’s correct taxpayer identification number may be subject to penalties imposed by the IRS.
      Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.
Canadian Federal Income Tax Considerations
      The following summary describes the material Canadian federal income tax considerations generally applicable to a person who exchanges notes for exchange notes pursuant to the exchange offer and who, for the purposes of the Income Tax Act(Canada) (the “Canadian Tax Act”) at all relevant times, is not resident or deemed to be resident in Canada, deals at arm’s length with us, and does not use or hold and is not deemed or considered to use or hold the notes or exchange notes in carrying on business in Canada (an “Unconnected Holder”). Special rules which are not discussed below may apply to an Unconnected Holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary does not apply in respect of additional notes issued under the indenture as described in “Description of Notes — Principal, Maturity and Interest.”
      This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof, all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced or released by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and our understanding of the published administrative and assessing policies and practices of the Canada Revenue Agency. No assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations.

      This discussion is of a general nature only, and is not intended to be, nor should it be interpreted as, legal or tax advice to any particular Unconnected Holder and no representation is made with respect to the Canadian federal income tax consequences to any particular person acquiring exchange notes. Unconnected Holders are urged to therefore consult their own tax advisors with respect to their particular circumstances.
      The exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable event for Canadian federal income tax purposes.
      An Unconnected Holder will not be subject to withholding tax under the Canadian Tax Act in respect of amounts paid or credited by us, on account or in lieu of payment of, or in satisfaction of, the principal of the notes or exchange notes, or interest, premium (if any) or special interest (if any) thereon.
      No other taxes on income, including taxable capital gains, will be payable by an Unconnected Holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of exchange notes.
LEGAL MATTERS
      Certain legal matters in connection with the offering of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of United States law, and by Borden Ladner Gervais LLP, Vancouver, British Columbia, with respect to matters of Canadian law.
EXPERTS
      The financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the consideration of internal control over financial reporting) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form F-4 with the Commission with respect to the exchange notes offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits to the registration statement. For further information about us and the exchange notes, you should review the registration statement and the exhibits to the registration statement.
      We are subject to certain of the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.
      The registration statement of which this prospectus forms a part, including the exhibits thereto, as well as our Exchange Act reports and other information filed with the Commission, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You should contact the Commission at 1-800-SEC-0330 for further information about the public reference facilities. Copies of such material can also be obtained by accessing the Commission’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Ainsworth Lumber Co. Ltd.
Audited Consolidated Financial Statements
Report of Independent Registered Chartered Accountants	F-2
Consolidated Balance Sheets as at December 31, 2005 and 2004	F-3
Consolidated Statements of Operations and Retained Earnings for the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-5
Notes to the Consolidated Financial Statements	F-6
Interim Unaudited Consolidated Financial Statements
Interim Consolidated Balance Sheets as at March 31, 2006 and December 31, 2005	F-38
Interim Consolidated Statements of Operations and Retained Earnings for the three months ended March 31, 2006 and 2005	F-39
Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005	F-40
Notes to the Interim Unaudited Consolidated Financial Statements	F-41

Report of Independent Registered Chartered Accountants
To the Board of Directors of
Ainsworth Lumber Co. Ltd.
      We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ainsworth Lumber Co. Ltd. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
      The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia
March 6, 2006

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

	December 31	December 31
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents (Note 6)	$209,201	$206,063
Accounts receivable, net of allowance for doubtful accounts of $Nil (2004: $313)	61,579	55,034
Inventories (Note 7)	108,530	87,582
Income taxes receivable	28,409	—
Prepaid expenses	14,762	8,349
Restricted cash (Note 12)	39,016	6,561
Timber licence deposits (Note 8)	5,998	—

	467,495	363,589
Capital Assets (Note 9)	875,896	926,204
Intangible Assets (Note 3)	14,209	—
Other Assets (Note 11)	52,432	39,346
Goodwill (Note 4)	102,970	103,516

	$1,513,002	$1,432,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$30,348	$42,973
Accrued liabilities	51,979	51,851
Income taxes payable	—	41,181
Current portion of future income taxes (Note 17)	31,362	—
Current portion of long-term debt (Note 14)	—	274

	113,689	136,279
Reforestation Obligation (Note 13)	4,348	4,470
Long-Term Debt (Note 14)	859,540	916,625
Future Income Taxes (Note 17)	120,256	74,949

	1,097,833	1,132,323

Commitments (Note 19)
Contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	55,827	55,827
Cumulative translation adjustment (Note 1(b))	(58,343)	(34,237)
Retained earnings	417,685	278,742

	415,169	300,332

	$1,513,002	$1,432,655

The accompanying Notes to the Consolidated Financial Statements are an
integral part of these statements.
Approved by the Board:

/s/ Catherine Ainsworth	/s/ Allen Ainsworth

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
(In thousands of Canadian dollars, except per share data)

	2005	2004	2003

Sales	$1,248,231	$909,922	$542,987

Costs and Expenses
Costs of products sold (exclusive of amortization)	855,949	498,246	322,829
Selling and administration	30,777	31,014	18,167
Amortization of capital assets (Note 9)	103,907	53,852	32,972
Write-down of capital assets (Note 9)	—	793	13,696

	990,633	583,905	387,664

Operating Earnings	257,598	326,017	155,323
Finance Expense (Note 16)
Interest	64,914	40,723	51,177
Amortization of financing costs and fees	4,888	3,234	4,867
Loss on repurchase of long-term debt	1,485	106,198	81

	71,287	150,155	56,125
Other Income (Expense)	2,197	(3,351)	(508)
Foreign Exchange Gain on Long-term Debt	28,313	73,815	76,932

Income Before Income Taxes	216,821	246,326	175,622
Income Tax Expense (Note 17)	63,667	71,244	51,972

Net Income	153,154	175,082	123,650
Retained Earnings (Deficit), Beginning of Year	278,742	118,563	(5,087)
Refundable Dividend Tax Recovery	438	—	—
Dividends Paid (Note 18)	(14,649)	(14,660)	—
Excess of Amount Paid on Purchase of Capital Stock over Stated Capital	—	(243)	—

Retained Earnings, End of Year	$417,685	$278,742	$118,563

Basic and diluted earnings per common share	$10.45	$11.98	$8.49

Weighted average number of common shares outstanding	14,649,140	14,612,506	14,558,707

The accompanying Notes to the Consolidated Financial Statements are an
integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$153,154	$175,082	$123,650
Items not affecting cash
Amortization of capital assets	103,907	53,852	32,972
Amortization of deferred financing costs (Note 16)	3,329	1,869	2,568
Amortization of debt discount (Note 16)	1,549	1,108	852
Amortization of consent and commitment fees (Note 16)	10	257	1,447
Foreign exchange gain on long-term debt	(28,313)	(73,815)	(76,932)
Loss on repurchase of long-term debt	1,485	106,198	81
Loss on disposal of capital assets	245	25	400
Change in non-current reforestation obligation	(122)	(332)	168
Future income taxes	71,600	(14,353)	40,096
Non-cash stock-based compensation	—	2,640	(230)
Write-down of capital assets (Note 9)	—	793	13,296
Adjustment to accrued pension benefit asset	(7,278)	215	803
Utilization of investment tax credits	—	30,060	7,120
Change in non-cash operating working capital (Note 24)	(137,718)	80,829	(12,669)

Cash provided by operating activities	161,848	364,428	133,622

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in capital lease obligations	(274)	(275)	451
Repurchase of long-term debt	(31,067)	(451,305)	(11,985)
Dividends paid (Note 18)	(14,649)	(14,660)	—
Refundable dividend tax recovery	438	—	—
Proceeds from issue of long-term debt	—	996,387	—
Financing costs	—	(26,214)	—
Repurchase of capital stock	—	(284)	—

Cash (used in) provided by financing activities	(45,552)	503,649	(11,534)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(32,455)	(6,561)	—
Additions to capital assets	(57,275)	(17,987)	(8,236)
Increase in other assets	(9,883)	(1,555)	(144)
Proceeds on disposal of capital assets	27	40	151
Acquisition of intangible assets (Note 3)	(7,546)	—	—
Timber licence deposits (Note 8)	(5,998)	—	—
Investment in Minnesota OSB Facilities (Note 5)	—	(584,847)	—
Investment in Voyageur Panel Limited, net of cash acquired (Note 4)	—	(245,158)	—

Cash used in investing activities	(113,130)	(856,068)	(8,229)

Effect of foreign exchange rate changes on cash and cash equivalents	(28)	—	—

NET CASH INFLOW	3,138	12,009	113,859
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	206,063	194,054	80,195

CASH AND CASH EQUIVALENTS, END OF YEAR	$209,201	$206,063	$194,054

SUPPLEMENTAL INFORMATION
Taxes paid	$61,484	$16,443	$1,567

Interest paid	$64,986	$138,351	$52,974

The accompanying Notes to the Consolidated Financial Statements are an
integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1.	SIGNIFICANT ACCOUNTING POLICIES
      These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include estimates and assumptions made by management. These estimates and assumptions affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.
      Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 26.
      The significant accounting policies are:

(a)	Basis of consolidation
      These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. (the “Company”) and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.
      The Company accounts for its 50% interest in the High Level Project (Note 10) on a proportionate consolidation basis.

(b)	Foreign Currency Translation
      The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings except those relating to the translation of self-sustaining foreign operations.
      The operations of Ainsworth Engineered (USA), LLC are considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within the cumulative translation adjustment as a separate component of shareholders’ equity. For the year ended December 31, 2005, the Company recorded an unrealized translation loss of $24.1 million (2004: $34.2 million) resulting from the weakening of the U.S. dollar relative to the Canadian dollar during the year.

(c)	Cash and cash equivalents
      Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper and bank notes with original maturities of less than three months at the time of purchase.

(d)	Inventories
      Logs and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Capital Assets
      Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate

Buildings	5%
Machinery and equipment	12% - 20%
Office equipment	15%
      Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the useful lives and the carrying values of its capital assets at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, by reference to estimated future operating results and undiscounted net cash flows. If the undiscounted future cash flows expected to result from the use and eventual disposition of an asset are less than their carrying amount, the assets are considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the assets exceeds their fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(f)	Financing and debt discount costs
      Costs relating to long-term debt are deferred and amortized on the straight-line basis over the term of the related debt. This approximates the effective interest rate method.

(g)	Reforestation obligation
      Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(h)	Earnings per share
      Basic earnings per share is calculated by dividing net income by the weighted average number of voting common shares outstanding during the year. Diluted earnings per share is based on the weighted average number of voting common shares and exchangeable shares and stock options outstanding at the beginning of or granted during the year, calculated using the treasury stock method.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Income taxes
      Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the financial statement carrying amount and their respective tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.
      The Company’s research and development activities may be eligible to earn Investment Tax Credits. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

(j)	Revenue recognition
      Revenue is recognized when the significant risks and rewards of ownership are transferred, which is generally at the time of shipment at agreed prices to credit-approved customers.

(k)	Employee Benefit Plans
      The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota Oriented Strand Board (“OSB”) facilities. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company’s contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(l)	Goodwill
      Goodwill represents the excess cost of an investment over the fair value of the net identifiable assets acquired. Goodwill is not amortized and is subject to an annual assessment for impairment primarily by applying a fair value based test at the reporting unit level. The fair value of the reporting unit is estimated using the expected present value of future discounted cash flows. The Company also considers projected future operating results, trends and other circumstances in making such evaluations. An impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the fair value of goodwill. The Company did not recognize any impairment to goodwill in 2005 and 2004.

(m)	Intangible assets
      Intangible assets, as described in Note 3, are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
amount of the intangible assets exceeds their fair value, an impairment loss will be recognized in an amount equal to the excess.

(n)	Canadian GAAP developments

(i) Non-Monetary Transactions. Commencing with the Company’s 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company’s current operations are not affected by the amended recommendations.

(ii) Comprehensive Income. Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company’s instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

(iii) Business Combinations. Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(o)	Comparative figures
      Certain comparative figures have been reclassified to conform to the current year presentation.

2.	AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP
      On December 24, 2004 Ainsworth Engineered Canada Limited Partnership was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

3.	ACQUISITION OF INTANGIBLE ASSETS
      On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. (“Chatham”) for a purchase price of $9.1 million (U.S.$7.8 million). Of the total amount U.S.$6.1 million was paid in cash at closing. The remainder of U.S.$1.7 million will be paid in equal installments on March 2, 2007 and at the earliest of “first board” commercial production and September 2, 2008.
      The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property and access to tax incentives. These intangible assets have an indefinite life.

Intangible assets	$14,209

Total identifiable assets acquired	14,209

Future income taxes	5,150

Total liabilities acquired	5,150

Purchase price	$9,059

4.	ACQUISITION OF VOYAGEUR PANEL LIMITED
      On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of $284.5 million (U.S.$206.7 million) paid in cash plus additional consideration, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. As at December 31, 2004, this amount was estimated at $11.8 million (for a total purchase price of $296.3 million). The actual consideration paid on the final settlement in 2005 was $11.3 million, with the difference reflected as an adjustment to goodwill in 2005.
      The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are as follows:

Current assets (including cash of $51,142)	$76,937
Other assets	1,170
Capital assets	166,084

Total identifiable assets acquired	244,191

Current liabilities	9,470
Future income taxes	41,905
Other long-term liabilities	32

Total liabilities acquired	51,407

Net identifiable assets acquired	192,784
Goodwill	103,516

Total purchase price	$296,300

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

4.	ACQUISITION OF VOYAGEUR PANEL LIMITED (Continued)
          Pro forma financial summary (unaudited)
      The following pro forma financial summary is presented as if the acquisition of Voyageur and the Minnesota OSB facilities (Note 5) was completed as of January 1, 2004. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on those dates, or of the future operations of the combined entities.

	Twelve Months Ended
	December 31

	2005	2004

Total revenues	$1,248,231	$1,416,153
Net income	153,154	297,321
Basic and diluted earnings per common share	10.45	20.35

5.	ACQUISITION OF THE MINNESOTA OSB FACILITIES
      On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the “Minnesota OSB facilities”) located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately $584.8 million (U.S.$455.5 million).
      The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable assets and liabilities at September 22, 2004 are as follows.

Current assets	$48,127
Capital assets	536,720

Total identifiable assets acquired	584,847
Total liabilities acquired	—

Total purchase price	$584,847

6.	CASH AND CASH EQUIVALENTS

	2005	2004

Cash	$130,209	$69,479
Cash equivalents	78,992	136,584

	$209,201	$206,063

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

7.	INVENTORIES

	2005	2004

Logs	$52,001	$23,339
Panel products	20,652	23,152
Materials and supplies	35,877	41,091

	$108,530	$87,582

8.	TIMBER LICENCE DEPOSITS
      The Company was awarded timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million cubic metres of timber per year. Both licences are for a term of 15 years.
      The Ministry of Forests recently approved and submitted both licences to the Company for acceptance of their terms. Until agreement is reached on the final terms of the licences, a $6.0 million non-interest bearing deposit will be held in trust by the Ministry, of which $4.7 million is non-refundable. If an agreement is reached with the Ministry, further amounts may be payable by the Company.
      As part of the applications for the timber licences, the Company is considering an opportunity to construct two timber processing facilities in these timber supply areas. No commitments to proceed with the construction of these facilities have been made.

9.	CAPITAL ASSETS

	2005

		Accumulated	Net Book
	Cost	Amortization	Value

Property, plant and equipment
Panel product mills	$1,209,193	$414,059	$795,134
Land	10,130	—	10,130
Other	23,336	18,751	4,585
Construction in progress	44,285	—	44,285

	1,286,944	432,810	854,134

Timber and logging roads
Timber rights and development costs	27,643	9,626	18,017
Logging roads	14,090	10,345	3,745

	41,733	19,971	21,762

	$1,328,677	$452,781	$875,896

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

9.	CAPITAL ASSETS (Continued)

	2004

		Accumulated	Net Book
	Cost	Amortization	Value

Property, plant and equipment
Panel product mills	$1,199,178	$320,772	$878,406
Land	10,384	—	10,384
Other	21,748	14,218	7,530
Construction in progress	10,338	—	10,338

	1,241,648	334,990	906,658

Timber and logging roads
Timber rights and development costs	24,229	8,110	16,119
Logging roads	12,029	8,602	3,427

	36,258	16,712	19,546

	$1,277,906	$351,702	$926,204

	2005	2004	2003

Amortization expense for the year
Property, plant and equipment	$100,364	$51,853	$31,128
Timber and logging roads	3,543	1,729	1,844

	$103,907	$53,582	$32,972

      In December 2003, the Company recorded a write-down of capital assets of $13.7 million in costs relating to the construction and design for a proposed expansion of the Grande Prairie OSB operations. The Company had been unsuccessful in its attempt to secure additional long-term timber tenure. Without confirmation of a secure timber supply at December 31, 2003, the Company decided not to pursue the expansion of the Grande Prairie facility at that time.
      In 2005, the Company was successful in securing sufficient additional long-term timber tenure and began the expansion of the Grande Prairie facility (Note 19).
      In 2004 the write-down of capital assets was $0.8 million.

10.	THE HIGH LEVEL PROJECT
      The Company jointly operates an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets, including plant and equipment, is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a co-venturer in such assets.
      Once the OSB production process at the High Level facility is complete, the production is allocated to the respective venturers at cost. Each respective venturer then sells its respective production to third parties. The venture does not generate revenue or net income and as a result the Company’s proportionate share of operating, financing, and investing cash flows are not discussed.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

10.	THE HIGH LEVEL PROJECT (Continued)
      The following is a summary of the Company’s proportionate interest in the financial position of the High Level Project, which is included in these consolidated financial statements:

	2005	2004

Assets
Accounts receivable	$3,600	$1,294
Inventories	11,117	8,923
Prepaid expenses	341	393
Capital assets	118,529	125,171
Liabilities
Excess of cheques issued over cash in bank	3,655	1,558
Accounts payable and accrued liabilities	1,228	2,906
      By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $1.2 million as at December 31, 2005 (2004: $2.9 million).

11.	OTHER ASSETS

	2005	2004

Advances and deposits	$19,572	$7,092
Accrued pension benefit asset (Note 20)	11,219	3,941
Unamortized financing costs	21,641	28,313

	$52,432	$39,346

12.	CREDIT FACILITIES AND RESTRICTED CASH
      On December 14, 2005, the Company established a five-year $100.0 million revolving credit facility, bearing interest at the bank’s prime rate, subject to availability under the terms of the facility. Security is provided by interest in the Company’s accounts receivable and inventory. At December 31, 2005, the prime rate was 5.0% and this facility was unutilized.
      As at December 31, 2005, the Company had outstanding letters of credit of $39.0 million (2004: $6.6 million) to support the Company’s ongoing business operations. Under the terms of the commercial letters of credit facility, $39.0 million (2004: $6.6 million) in cash is held in a separate account as collateral for the letters of credit outstanding. The total credit available to the Company under this agreement is $50.0 million.
      The Company had an unutilized U.S.$2.5 million foreign exchange and future contract credit facility at December 31, 2005, secured by cash collateral.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

13.	REFORESTATION OBLIGATION

	2005	2004

Balance, beginning of year	$5,628	$6,064
Expense	1,639	1,157

	7,267	7,221
Paid during the year	(1,761)	(1,593)

Balance, end of year	$5,506	$5,628

Current portion, included in accrued liabilities	$1,158	$1,158

Long-term	$4,348	$4,470

14.	LONG-TERM DEBT
      The Company’s long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 27). The details of the outstanding long-term debt at December 31, 2005 and 2004 are as follows:

	2005	2004

U.S.$275,000,000 (2004: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$319,825	$330,550
U.S.$153,540,000 (2004: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,567	210,350
U.S.$210,000,000 (2004: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,230	252,420
U.S.$110,000,000 (2004: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	127,930	132,220
U.S.$1,351,000 (2004: U.S.$2,351,000) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,571	2,826
U.S.$Nil (2004: U.S.$2,000,000) Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	—	2,404
Capital lease obligations	—	274

	872,123	931,044
Unamortized deferred debt discount	(12,583)	(14,145)

	859,540	916,899
Current portion	—	(274)

	$859,540	$916,625

      In May and June 2005, the Company repurchased U.S.$1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S.$2.0 million of its 13.875% Senior Unsecured Notes, and U.S.$21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million (Note 16).

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

14.	LONG-TERM DEBT (Continued)
      Subsequent to December 31, 2005, the Company received the required consents from the holders of its U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes.
      The amendments conform the limitation on liens covenant in the Indentures relating to the Notes with the limitation in the indenture relating to the Company’s 7 1/4 % Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

15.	CAPITAL STOCK
      (a) The Company’s authorized share capital is as follows:

(i) 100,000,000 common shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 717,500 have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1 and 4,000,000 have been designated Series 2. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue.

(iv) 5,000,000 preferred shares without par value, designated as Series 3. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time.
      (b) The Company’s issued share capital is as follows:

	Common Shares

	Shares	Amount

Balance at December 31, 2004	14,649,140	$55,827

Balance at December 31, 2005	14,649,140	$55,827

      In 2003, the Company exchanged all outstanding Class B non-voting common shares for common shares. No Class B non-voting common shares or preferred shares were issued and outstanding at December 31, 2005 and 2004.
      On October 24, 2005, the Company commenced a normal course issuer bid, whereby it may purchase up to 732,457 common shares, representing 5% of the Company’s 14,649,140 currently issued and outstanding common shares.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

15.	CAPITAL STOCK (Continued)
      The issuer bid will expire on October 23, 2006 or on such earlier date that the Company completes its purchases. No shares have been repurchased under this bid in the period ended December 31, 2005.

16.	FINANCE EXPENSE

	2005	2004	2003

Current debt	$—	$746	$35
Loss on repurchase of long-term debt (Note 14)	1,485	106,198	81
Long-term debt	69,802	43,211	56,009

	$71,287	$150,155	$56,125

      Finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2005	2004	2003

Amortization of deferred financing costs	$3,329	$1,869	$2,568
Amortization of debt discounts	1,549	1,108	852
Amortization of consent and commitment fees	10	257	1,447

	$4,888	$3,234	$4,867

17.	INCOME TAXES
      Reconciliation of the Company’s effective income tax rate to the Canadian statutory tax rate is as follows:

	2005	%	2004	%	2003	%

Income tax expense at statutory rate	$75,605	34.9	$86,953	35.3	$61,995	35.3
Large corporation tax	1,572	0.7	—	—	1,123	0.6
Non-taxable foreign exchange gain on long- term debt	(4,936)	(2.3)	(12,996)	(5.3)	(13,578)	(7.7)
Reduction in statutory income tax rates	(2,652)	(1.2)	(700)	(0.3)	—	—
Rate differentials between jurisdictions	1,361	0.6	(3,033)	(1.3)	—	—
Subsidiary income not taxable	(13,213)	(6.1)	—	—	—	—
Other non deductible items	5,930	2.7	1,020	0.4	2,432	1.4

Tax expense	$63,667	29.4	$71,244	28.8	$51,972	29.6

Comprised of:
Current taxes	$(10,788)		$85,597		$11,876
Future income taxes	74,455		(14,353)		40,096

	$63,667		$71,244		$51,972

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

17.	INCOME TAXES (Continued)
      Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2005	2004

Future income tax assets
Eligible capital expenditures	$2,995	$3,305
Accruals not currently deductible	2,060	3,231
Loss on repurchase of long-term debt	13,193	22,963
Investment tax credits	1,671	—
Tax loss carryforwards	56,938	18,753

Future income tax assets	76,857	48,252

Future income tax liabilities
Depreciable capital assets	110,051	103,907
Deferred pension costs	4,837	4,270
Foreign exchange gain on long-term debt	18,237	14,577
Financing costs	1,706	447
Research and development costs	5,171	—
Income currently not subject to tax	88,473	—

Future income tax liabilities	228,475	123,201

Future income tax liability, net	$151,618	$74,949

Comprised of:
Current	$31,362	$—
Long-term	120,256	74,949

	$151,618	$74,949

      The Company has non-capital tax loss carryforwards, all of which have been recognized, of approximately $165.3 million, which expire as follows:

	Canada	United States

2008	$24,774	—
2009	20,871	—
2010	11,950	—
2015	82,889	—
2025	—	24,790

	$140,484	$24,790

18.	DIVIDENDS PAID
      During 2005, the Company declared and paid a cash dividend of $1.00 (2004: $1.00; 2003: $Nil) per common share to holders of record of common shares.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

19.	COMMITMENTS
      The Company is committed to operating lease payments in respect of premises and equipment as follows:

2006	$3,793
2007	2,858
2008	1,890
2009	1,543
2010	1,232

Total minimum lease payments	$11,316

      Rent expense was $4,889,000 in 2005 (2004: $4,823,000; 2003: $4,317,000).
      On August 23, 2005, the Company entered into an agreement to purchase an aircraft for U.S. $10.2 million (approximately CDN $11.9 million), of which U.S. $3.0 million was paid in cash, with the remaining U.S. $7.2 million due at the delivery date of the aircraft, which is within sixty days of May 31, 2006.
      As part of the Grande Prairie expansion project (Note 9), the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $150.0 million. The terms of the contracts are varied and extend to 2007.
      The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

20.	PENSION PLANS
      The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota.
      The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2004, and the next required valuation will be as of December 31, 2007. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2005.
      The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company contributed $10,916,000 to the multi-employer pension plan (2004: $2,325,000; 2003: $1,397,000) and made Group RRSP contributions of $1,068,000 for 2005 (2004: $1,413,500; 2003: $1,164,000).

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

20.	PENSION PLANS (Continued)
      Information about the Company’s defined benefit pension plans is as follows:

	2005	2004	2003

PLAN ASSETS
Fair value at beginning of year	$30,175	$26,900	$25,801
Return on plan assets	2,353	1,926	1,757
Employer contributions	12,987	3,357	1,466
Benefits paid	(4,330)	(2,130)	(2,865)
Experience (loss) gain	1,402	122	741

Fair value at end of year	42,587	30,175	26,900

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	50,102	33,659	30,760
Current service cost	4,015	2,221	1,506
Interest cost	2,948	2,549	2,158
Benefits paid	(4,330)	(2,130)	(2,865)
Plan improvement cost	—	2,057	—
Minnesota OSB facilities plan acquisition	3,861	7,329	—
Adjustment to discount rate and foreign exchange	7,261	2,968	2,100
Actuarial gain	2,316	1,450	—

Balance at end of year	66,173	50,102	33,659

NET DEFICIT, END OF YEAR	$(23,586)	$(19,927)	$(6,759)

ACCRUED PENSION BENEFIT ASSET IS COMPRISED OF:
Funded status — plan deficit	$(23,586)	$(19,927)	$(6,759)
Unamortized net actuarial loss	23,939	16,186	12,476
Unamortized transitional obligation	(1,725)	(1,897)	(2,070)
Unamortized past service cost	12,591	9,579	509

Accrued pension benefit asset (Note 11)	$11,219	$3,941	$4,156

PENSION EXPENSE IS COMPRISED OF:
Accrual for current services	$4,015	$2,221	$1,506
Interest on accrued benefits	2,948	2,549	2,158
Interest on pension fund assets	(2,362)	(1,926)	(1,757)
Amortization amounts
Unfunded liability (surplus)	(173)	(173)	(173)
Experience gains and losses	—	—	503
Past service costs	617	318	32
Gain (Loss) on settlement	695	584	—

	$5,740	$3,573	$2,269

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

20.	PENSION PLANS (Continued)

	2005	2004	2003

PLAN ASSETS
Cash	$1,177	$64	$—
Canadian short term investments	2,015	—	—
Canadian bonds and debentures	14,712	15,352	14,203
Canadian common shares	13,080	8,728	6,932
Canadian pooled equity funds	827	—	523
Global bonds and debentures	224	—	—
Global pooled equity funds	4,680	3,349	2,254
US common shares	4,964	2,682	—
US pooled equity funds	908	—	2,988

	$42,587	$30,175	$26,900

      The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations and benefit costs as at December 31 included the following:

	2005	2004	2003

Discount rate on accrued benefit obligation	5.0%	6.0%	7.0%
Discount rate on benefit costs	6.0%	6.5%	7.0%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%	4.5%
      Total cash payments for employee future benefits for 2005, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $16,186,000 (2004: $5,486,000, 2003: $1,466,000).
          Plan Investment Strategies and Policies
      The Company’s primary goal for the defined benefit plans is the preservation and enhancement of the value of the assets through the prudent diversification of high quality investments and asset classes. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.
      Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations. For example, the minimum quality rating of any holding in the bond section shall be BBB and the aggregate holding of BBB grade bonds shall never exceed 10% of the total bond section. In addition, no equity holding shall exceed 5% of that company’s total outstanding voting shares. Investment of cash reserves in short term paper shall be confined to Governments, chartered banks, major trust companies, or top quality corporate credits with a rating of R1-low or better.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

20.	PENSION PLANS (Continued)
      Allowable and prohibited investment types: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund’s Statement of Investment Policies which is reviewed and approved annually by the designated governing fiduciary.
      Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (no more than 25% of the total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. The remaining Canadian equities may be as high as 55% of the total portfolio but can never fall below 20%. No more than 10% of Canadian or U.S. equities shall be invested in any one company. Fixed income can comprise up to 50% of the portfolio but never less than 30% at one time. All fixed incomes are invested in corporate issues and no more than 20% of the total market value of the bond section shall be invested in any one generally recognized industry group, except utilities (40%) and finance (40%). The portfolio may contain from 0% — 20% of cash and cash equivalents.
      Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Allowable Range	Actual

Canadian equities	25.0 - 55.0%	34.3%
U.S. equities	5.0% - Legal limit	12.6%
International equities	0.0% - Legal limit	11.2%
Bonds	30.0 - 50.0%	36.8%
Short-term and cash	0.0 - 20.0%	5.1%
      At December 31, 2005, there were no shares of the Company held in the pension and other benefit trusts administered by the Company.

21.	CONTINGENCIES
      On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.
      In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2005 cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

22.	RELATED PARTY TRANSACTIONS
      The Company had transactions with companies owned by or related to its officers and directors as follows:

	2005	2004	2003

Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$120	$120	$120
Amounts due from officers and companies with directors in common included in other assets	—	490	479

23.	SEGMENTED INFORMATION
      The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products. Sales attributed to countries based on location of customer are as follows:

	2005	2004	2003

Canada	$81,602	$106,837	$94,277
United States	1,135,313	763,952	410,212
Europe	10,373	9,641	8,067
Asia	20,943	29,492	30,431

Total	$1,248,231	$909,922	$542,987

      Capital assets attributed to the countries based on location are as follows:

	2005	2004

Canada	$437,768	$433,424
United States	438,128	492,780

Total	$875,896	$926,204

      Goodwill of $102,970,000 (2004: $103,516,000) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

24.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2005	2004	2003

Accounts receivable	(10,204)	14,236	(6,650)
Inventories	(22,137)	(4,358)	(2,247)
Income taxes receivable	(69,140)	37,687	3,614
Prepaid expenses	(7,165)	(4,168)	(778)
Accounts payable and accrued liabilities	(29,072)	37,432	(6,608)

	(137,718)	80,829	(12,669)

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

25.	FINANCIAL INSTRUMENTS

(a)	Financial and credit risk
      The financial risk is the risk that the value of the Company’s financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.
      The Company does not have significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forest products industry which are located in Canada and the United States.

(b)	Fair values
      The fair value of the Company’s accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.
      The fair value of the long-term debt is determined using quoted market values for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.
      The carrying values and fair values of the long-term debt are as follows:

	2005		2004

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Senior notes	$859,540	$899,881	$916,625	$961,697
Capital leases	—	—	274	274

	$859,540	$899,881	$916,899	$961,971

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

26.	U.S. GAAP RECONCILIATION
      As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a)	Adjustments to assets, liabilities and shareholders’ equity

	2005	2004	2003

Total assets in accordance with Canadian GAAP	$1,513,002	$1,432,655	$627,721
Write-off of capitalized start-up costs(1)	(4,507)	(7,361)	(8,966)
Intangible asset, arising from minimum pension liability calculation(2)	12,590	9,579	509

Total assets in accordance with U.S. GAAP	$1,521,085	$1,434,873	$619,264

Total liabilities in accordance with Canadian GAAP	$1,097,833	$1,132,323	$455,930
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,530)	(2,622)	(3,194)
Minimum pension liability(2)	34,805	23,868	10,915
Deferred income taxes relating to minimum pension liability(2)	(7,775)	(5,001)	(3,642)

Total liabilities in accordance with U.S. GAAP	$1,123,333	$1,148,568	$460,009

Total shareholders’ equity in accordance with Canadian GAAP	$415,169	$300,332	$171,791
Cumulative translation adjustment(3)	58,343	34,237	—
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,977)	(4,739)	(5,772)
Accumulated other comprehensive loss (Note 26(c)(i))	(72,783)	(43,525)	(6,764)

Total shareholders’ equity in accordance with U.S. GAAP	$397,752	$286,305	$159,255

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

(2)	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

26.	U.S. GAAP RECONCILIATION (Continued)

(b)	Adjustments to earnings

	2005	2004	2003

Net income in accordance with Canadian GAAP	$153,154	$175,082	$123,650
Reversal of amortization of capitalized start-up costs(1)	2,854	1,605	1,183
Deferred income taxes relating to capitalized start-up costs(1)	(1,092)	(572)	(506)

Net income in accordance with U.S. GAAP	154,916	176,115	124,327
Minimum pension liability(2)	(7,926)	(3,883)	(488)
Recovery of deferred income tax relating to minimum pension liability(2)	2,774	1,359	171
Cumulative translation adjustment(3)	(24,106)	(34,237)	—

Comprehensive income in accordance with U.S. GAAP	$125,658	$139,354	$124,010

Basic and diluted per share in accordance with U.S. GAAP	$8.58	$9.54	$8.52

Weighted average number of common shares outstanding	14,649,140	14,612,506	14,558,707

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

(2)	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

(4)	The presentation of investment tax credits is different under Canadian GAAP and under U.S. GAAP. In Canadian GAAP such amounts are deducted from the related expense and under U.S. GAAP they are deducted from the income tax provision.

(c)	Other Information Regarding U.S. GAAP
      (i) Statement of Financial Accounting Standards (”SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

26.	U.S. GAAP RECONCILIATION (Continued)
      Comprehensive loss arising from minimum pension liability and cumulative translation adjustment:

	2005	2004	2003

Minimum pension liability	$7,926	$3,883	$488
Deferred income tax (recovery)	(2,774)	(1,359)	(171)
Cumulative translation adjustment	24,106	34,237	—

	29,258	36,761	317
Accumulated other comprehensive loss, beginning of year	43,525	6,764	6,447

Accumulated other comprehensive loss, end of year	$72,783	$43,525	$6,764

      (ii) In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.” The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will reflect this Statement in its reconciliation of U.S. GAAP as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.
      (iii) In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 for the purposes of the U.S. GAAP reconciliation and will apply its standards in the event exchanges of non-monetary assets occur after such date.
      (iv) In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2006 in the event a conditional asset retirement obligation arises.
      (v) In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

26.	U.S. GAAP RECONCILIATION (Continued)
change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement in the U.S. GAAP reconciliation as of January 1, 2006 as such changes in accounting principles occur.
      (vi) In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance within the U.S. GAAP reconciliation as of January 1, 2006 as circumstances arise.

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS
      On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, the Company’s 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp. (formerly Voyageur), Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.
      Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
pay the outstanding indebtedness. At December 31, 2005, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2005	2004

U.S.$275,000,000 (2004: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$319,825	$330,550
U.S.$153,540,000 (2004: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,567	210,350
U.S.$210,000,000 (2004: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,230	252,420
U.S.$110,000,000 (2004: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	127,930	132,220

	$870,552	$925,540

      The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:
Condensed Consolidated Balance Sheet
as at December 31, 2005

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201
Other Current Assets	72,436	281,486	(67)	(166,022)	108,861	(38,400)	258,294
Capital Assets	437,768	438,128	—	—	—	—	875,896
Other Assets	49,518	5,841	100	—	—	11,182	66,641
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	—	75,132	204,378	84,581	(364,091)	—
Investment in Subsidiary	1,212,147	14,213	138,186	—	—	(1,364,546)	—

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$38,972	$20,893	$4,422	$43,291	$47,542	$(41,431)	$113,689
Reforestation Obligation	4,348	—	—	—	—	—	4,348
Due to Related Company	245,932	118,158	—	—	—	(364,090)	—
Long-Term Debt	859,540	—	—	—	—	—	859,540
Future Income Taxes	105,688	15,231	—	(663)	—	—	120,256

	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833
Preferred Shares	—	—	25,999	—	—	(25,999)	—

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(58,343)	(58,427)	—	84	—	58,343	(58,343)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	417,685	62,440	86,436	(903)	260,682	(408,655)	417,685

	532,955	589,307	290,350	(819)	327,711	(1,324,335)	415,169

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

Total assets in accordance with Canadian GAAP	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002
Write-off of capitalized start-up costs(1)	(4,507)	—	—	—	—	—	(4,507)
Intangible asset, arising from minimum pension liability calculation(2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,795,518	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,521,085

Total liabilities in accordance with Canadian GAAP	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,530)	—	—	—	—	—	(1,530)
Minimum pension liability, net of tax effect(2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,279,980	154,282	4,422	42,628	47,542	(405,521)	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$532,955	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$415,169
Cumulative translation adjustment	58,343	58,427	—	(84)	—	(58,343)	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,977)	—	—	—	—	—	(2,977)
Accumulated other comprehensive gain (loss) (Note 26(c)(i))	(14,440)	(58,427)	—	84	—	—	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$573,881	$589,307	$290,350	$(819)	$327,711	$(1,382,678)	$397,752

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Operations
For the year ended December 31, 2005

		Ainsworth			Ainsworth
	Ainsworth	Engineered	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	(USA),	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$452,054	$—	$454,822	$797,087	$(455,732)	$1,248,231

COSTS AND EXPENSES
Costs of products sold	—	331,064	—	455,732	524,885	(455,732)	855,949
Selling and administration	12,436	6,928	—	55	11,358	—	30,777
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907

	63,970	390,365	—	455,787	536,243	(455,732)	990,633

OPERATING EARNINGS	(63,970)	61,689	—	(965)	260,844	—	257,598
FINANCE EXPENSE
Interest	64,914	—	—	—	—	—	64,914
Amortization of finance costs	4,888	—	—	—	—	—	4,888
Loss on repurchase of long term debt	1,485	—	—	—	—	—	1,485

	71,287	—	—	—	—	—	71,287
EQUITY IN EARNINGS OF SUBSIDIARY	310,947	—	13,034	—	—	(323,981)	—
OTHER INCOME (EXPENSE)	7,024	(3,936)	(91)	(638)	(162)	—	2,197
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	28,313	—	—	—	—	—	28,313

INCOME BEFORE INCOME TAXES	211,027	57,753	12,943	(1,603)	260,682	(323,981)	216,821
INCOME TAX EXPENSE (RECOVERY)	57,873	7,011	(517)	(700)	—	—	63,667

NET INCOME	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154

Net income in accordance with Canadian GAAP	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	1,762	—	—	—	—	—	1,762

Net income in accordance with U.S. GAAP	154,916	50,742	13,460	(903)	260,682	(323,981)	154,916
Minimum pension liability, net of tax	(5,152)	—	—	—	—	—	(5,152)
Cumulative translation adjustment	(23,391)	(23,475)	—	84	—	23,391	(23,391)

Comprehensive income	$126,373	$27,267	$13,460	$(819)	$260,682	$(300,590)	$126,373

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Cash Flows
For the Year Ended December 31, 2005

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Amounts not requiring an outlay of cash
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907
Amortization of financing costs	3,329	—	—	—	—	—	3,329
Amortization of debt discount	1,549	—	—	—	—	—	1,549
Amortization of consent and commitment fees	10	—	—	—	—	—	10
Foreign exchange gain on long-term debt	(28,313)	—	—	—	—	—	(28,313)
Loss on repurchase of long-term debt	1,485	—	—	—	—	—	1,485
Loss on disposal of capital assets	245	—	—	—	—	—	245
Change in non-current reforestation obligation	(122)	—	—	—	—	—	(122)
Equity in earnings of subsidiary	(310,947)	—	(13,034)	—	—	323,981	—
Future income taxes	97,299	10,761	(35,797)	(663)	—	—	71,600
Adjustment to accrued pension benefit asset	(7,278)	—	—	—	—	—	(7,278)
Change in non-cash operating working capital	(113,574)	(270,116)	30,865	209,397	5,710	—	(137,718)

Cash provided by (used in) operating activities	(151,629)	(156,240)	(4,506)	207,831	266,392	—	161,848

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(274)	—	—	—	—	—	(274)
Repurchase of long-term debt	(31,067)	—	—	—	—	—	(31,067)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Refundable tax recovery	438	—	—	—	—	—	438
Advances to related company	—	166,521	5,595	(204,378)	(84,581)	116,843	—
Advances from related company	116,843	—	—	—	—	(116,843)	—

	71,291	166,521	5,595	(204,378)	(84,581)	—	(45,552)

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(32,455)	—	—	—	—	—	(32,455)
Additions to capital assets	(45,499)	(11,776)	—	—	—	—	(57,275)
Decrease (increase) in other assets	(7,499)	(3,184)	800	—	—	—	(9,883)
Proceeds on disposal of capital assets	27	—	—	—	—	—	27
Investment in Chatham Forest Products, Inc.	—	(7,546)	—	—	—	—	(7,546)
Timber licence deposits	(5,998)	—	—	—	—	—	(5,998)

	(91,424)	(22,506)	800	—	—	—	(113,130)

Effect of foreign exchange rate changes on cash and cash equivalents	(28)	—	—	—	—	—	(28)

NET CASH INFLOW (OUTFLOW)	(171,790)	(12,225)	1,889	3,453	181,811	—	3,138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,169	$4,318	$4,450	$3,453	$181,811	$—	$209,201

Condensed Consolidated Balance Sheet
as at December 31, 2004

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated

		Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor
ASSETS
Cash	$186,959	$16,543	$2,561	$—	$206,063
Other Current Assets	122,163	25,397	9,966	—	157,526
Capital Assets	274,950	493,184	158,070	—	926,204
Other Assets	35,785	2,660	900	—	39,345
Good will	—	—	103,516	—	103,516
Due from Parent Company	—	48,357	36,025	(84,382)	—
Investment in Subsidiary	820,664	—	—	(820,664)	—

	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$99,404	$23,966	$12,909	$—	$136,279
Reforestation Obligation	4,470	—	—	—	4,470
Due to Related Company	84,382	—	—	(84,382)	—
Long-Term Debt	916,625	—	—	—	916,625
Future Income Taxes	35,311	(580)	40,219	—	74,949

	1,140,192	23,386	53,127	(84,382)	1,132,323
Preferred Shares	—	—	25,999	(25,999)	—

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated

		Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor
SHAREHOLDERS’ EQUITY
Capital Stock	55,827	—	55,419	(55,419)	55,827
Cumulative Translation Adjustments	(34,237)	(34,237)	—	34,237	(34,237)
Contributed Surplus	—	585,294	103,516	(688,810)	—
Retained earnings	278,741	11,698	72,976	(84,673)	278,741

	300,330	562,754	231,911	(794,665)	300,330

	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653

Total assets in accordance with Canadian GAAP	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653
Write-off of capitalized start-up costs(1)	(7,361)	—	—	—	(7,361)
Intangible asset, arising from minimum pension liability calculation(2)	9,579	—	—	—	9,579

Total assets in accordance with U.S. GAAP	$1,442,740	$586,140	$311,038	$(905,046)	$1,434,871

Total liabilities in accordance with Canadian GAAP	1,140,192	23,386	53,127	(84,382)	1,132,323
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(2,622)	—	—	—	(2,622)
Minimum pension liability, net of tax effect(2)	18,867	—	—	—	18,867

Total liabilities in accordance with U.S. GAAP	$1,156,437	23,386	53,127	(84,382)	$1,148,568

Total shareholders’ equity in accordance with Canadian GAAP	$300,330	$562,754	$231,911	$(794,665)	$300,330
Cumulative translation adjustment(3)	34,237	34,237	—	(34,237)	34,237
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(4,739)	—	—	—	(4,739)
Accumulated other comprehensive loss (Note 26 (c)(i))	(9,288)	(34,237)	—	—	(43,525)

Total share holders’ equity in accordance with U.S. GAAP	$320,540	$562,754	$231,911	$(828,902)	$286,303

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an in tangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income where as under Canadian GAAP such amounts are presented as a separate component of share holders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Operations
For the year ended December 31, 2004

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated

		Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor
SALES	$698,762	$109,096	$102,065	$—	$909,922

COSTS AND EXPENSES
Costs of products sold	361,425	79,545	58,854	(1,579)	498,245
Selling and administration	28,550	1,613	15,351	(14,500)	31,014
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Write-down of capital assets	793	—	—	—	793

	423,037	93,718	83,228	(16,079)	583,905

OPERATING EARNINGS	275,725	15,378	18,836	16,079	326,017
FINANCE EXPENSE
Interest	40,723	—	—	—	40,723
Amortization of finance costs	3,234	—	—	—	3,234
Loss on repurchase of long term debt	106,198	—	—	—	106,198

	150,155	—	—	—	150,155
EQUITY IN EARNINGS OF SUBSIDIARY	18,287	—	—	(18,287)	—
OTHER INCOME (EXPENSE)	11,878	709	141	(16,079)	(3,351)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	73,815	—	—	—	73,815

INCOME BEFORE INCOME TAXES	229,549	16,087	18,977	(18,287)	246,326
INCOME TAX EXPENSE (RECOVERY)	54,467	4,389	12,388	—	71,244

NET INCOME	$175,082	$11,698	$6,589	$(18,287)	$175,082

Net income in accordance with Canadian GAAP	$175,082	$11,698	$6,589	$(18,287)	$175,082
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	1,033	—	—	—	1,033

Net income in accordance with U.S. GAAP	176,115	11,698	6,589	(18,287)	176,115
Minimum pension liability, net of tax(2)	(2,524)	—	—	—	(2,524)
Cumulative translation adjustment(3)	(34,237)	(34,237)	—	34,237	(34,237)

Comprehensive income	$139,354	$(22,540)	$6,589	$15,951	$139,354

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Cash Flows
For the year ended December 31, 2004

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$175,082	$11,698	$6,589	$(18,287)	$175,082
Amounts not requiring an outlay of cash
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Amortization of financing costs	1,869	—	—	—	1,869
Amortization of debt discount	1,108	—	—	—	1,108
Amortization of consent and commitment fees	257	—	—	—	257
Foreign exchange gain on long-term debt	(73,815)	—	—	—	(73,815)
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(332)	—	—	—	(332)
Equity in earnings of subsidiary	(18,287)	—	—	18,287	—
Future income taxes	(14,353)	—	—	—	(14,353)
Non-cash stock-based compensation	2,640	—	—	—	2,640
Write-down of capital assets	793	—	—	—	793
Adjustment to accrued pension benefit asset	215	—	—	—	215
Utilization of investment tax credit	30,060	—	—	—	30,060
Change in non-cash operating working capital	68,355	40,642	(28,168)	—	80,829

Cash provided by (used in) operating activities	312,085	64,900	(12,556)	—	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(275)	—	—	—	(275)
Repurchase of long-term debt	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Proceeds from issue of long-term debt	996,387	—	—	—	996,387
Financing costs	(26,214)	—	—	—	(26,214)
Repurchase of capital stock	(284)	—	—	—	(284)
Advances to related company	—	(48,357)	(36,025)	84,382	—
Advances from related company	84,382	—	—	(84,382)	—

	588,031	(48,357)	(36,025)	—	503,649

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements — (Continued)

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(6,561)	—	—	—	(6,561)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Decrease (increase) in other assets	(1,555)	—	—	—	(1,555)
Proceeds on disposal of capital assets	40	—	—	—	40
Investment in Minnesota OSB Facilities	(584,847)	—	—	—	(584,847)
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142

	(856,068)	—	—	—	(856,068)

NET CASH INFLOW (OUTFLOW)	44,048	16,543	(48,581)	—	12,009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	142,912	—	51,142	—	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$186,960	$16,543	$2,561	$—	$206,063

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of dollars)
Unaudited

	March 31	December 31
	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$143,252	$209,201
Short-term investments (Note 3)	40,052	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005: $Nil)	71,315	61,579
Inventories (Note 4)	150,596	108,530
Income taxes receivable	25,522	28,409
Prepaid expenses	5,549	14,762
Restricted cash	36,830	39,016
Timber licence deposits	5,998	5,998

	479,114	467,495
Capital Assets	905,177	875,896
Intangible Assets	14,274	14,209
Other Assets	56,993	52,432
Goodwill	102,970	102,970

	$1,558,528	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$51,229	$30,348
Accrued liabilities	44,150	51,979
Current portion of future income taxes	35,822	31,362

	131,201	113,689
Reforestation Obligation	3,787	4,348
Long-term Debt	863,668	859,540
Future Income Taxes	120,531	120,256

	1,119,187	1,097,833

Commitments (Note 8)
Contingencies (Note 9)

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(56,837)	(58,343)
Retained earnings	440,351	417,685

	439,341	415,169

	$1,558,528	$1,513,002

The accompanying Notes to the Interim Consolidated Financial Statements are an
integral part of these statements.
Approved by the Board:

/s/ Catherine Ainsworth	/s/ Allen Ainsworth

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except share and per share data)
Unaudited

	Three Months Ended March 31

	2006	2005

Sales	$292,558	$345,578

Costs and Expenses
Costs of products sold (exclusive of amortization)	211,398	204,458
Selling and administration	8,203	7,325
Amortization of capital assets	26,656	24,954

	246,257	236,737

Operating Earnings	46,301	108,841
Finance Expense
Interest	15,706	16,250
Amortization of financing costs and fees	1,229	1,224

	16,935	17,474
Other Income (Expense)	4,530	(297)
Foreign Exchange Loss on Long-term Debt	(3,750)	(5,893)

Income Before Income Taxes	30,146	85,177
Income Tax Expense	7,480	30,057

Net Income	22,666	55,120
Retained Earnings, Beginning of Period	417,685	278,742

Retained Earnings, End of Period	$440,351	$333,862

Basic and diluted earnings per common share	$1.55	$3.76

Weighted average number of common shares outstanding	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an
integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
Unaudited

	Three Months Ended
	March 31

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$22,666	$55,120
Amounts not affecting cash
Amortization of capital assets	26,656	24,954
Amortization of deferred financing costs and fees	1,229	1,224
Foreign exchange loss on long-term debt	3,750	5,893
Change in non-current reforestation obligation	(561)	404
Future income taxes	4,794	31,677
Change in non-cash operating working capital (Note 7)	(38,948)	(104,184)

Cash provided by operating activities	19,586	15,088

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	—	(43)

Cash used in financing activities	—	(43)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(40,052)	—
Restricted cash	2,186	(23)
Additions to capital assets	(42,593)	(11,986)
Increase in other assets	(3,462)	(1,867)
Timber licence deposits	—	(36,249)

Cash used in investing activities	(83,921)	(50,125)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,614)	—

NET CASH OUTFLOW	(65,949)	(35,080)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	209,201	206,063

CASH AND CASH EQUIVALENTS, END OF PERIOD	$143,252	$170,983

SUPPLEMENTAL INFORMATION
Taxes paid	$101	$49,388

Interest paid	$3,393	$2,972

The accompanying Notes to the Interim Consolidated Financial Statements are an
integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2006 and 2005
Unaudited

1.	BASIS OF PRESENTATION
      These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2005 annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation
      These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.

Other Information Regarding Canadian GAAP

i. Comprehensive Income. Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company’s instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

ii. Business Combinations. Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

2.	SEGMENTED INFORMATION
      The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

2.	SEGMENTED INFORMATION (Continued)
      Sales attributed to countries based on location of customer are as follows:

	Three Months Ended
	March 31

	2006	2005

Canada	$16,066	$30,443
United States	269,407	306,642
Europe	2,897	3,320
Asia	4,188	5,173

Total	$292,558	$345,578

      Capital assets attributed to countries based on location are as follows:

	March 31	December 31
	2006	2005

Canada	$472,193	$437,768
United States	432,984	438,128

Total	$905,177	$875,896

      Goodwill of $102,970,000 (2005: $102,970,000) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

3.	SHORT-TERM INVESTMENTS
      Short-term investments consist of investments in high grade commercial paper with market values closely approximating book values at March 31, 2006.

4.	INVENTORIES

	March 31	December 31
	2006	2005

Logs	$89,792	$52,001
Panel products	22,606	20,652
Materials and supplies	38,198	35,877

	$150,596	$108,530

5.	PENSION EXPENSE
      Pension expense related to the Company’s defined benefit plans is $1,595,000 (2005: $1,003,000) and is estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain is calculated in a manner consistent with that disclosed in the annual audited financial statements and is not considered significant to disclose separately. The Company made contributions of $Nil (2005: $336,500) for the period.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

6.	RELATED PARTY TRANSACTIONS
      During the quarter, the Company paid $30,000 (March 31, 2005: $30,000) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

7.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three Months Ended
	March 31

	2006	2005

Accounts receivable	(7,653)	(20,558)
Inventories	(44,980)	(37,718)
Income taxes receivable	2,796	(51,172)
Prepaid expenses	4,451	667
Accounts payable and accrued liabilities	6,438	4,597

	(38,948)	(104,184)

8.	COMMITMENTS
      As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $135.7 million (December 31, 2005: $150.0 million). The terms of the contracts are varied and extend to 2007.

9.	CONTINGENCIES
      On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.
      In February and March 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages and the outcome is not determinable at this time.
      In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to the actions outstanding or pending as at March 31, 2006 cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

10.	SUBSEQUENT EVENTS
      On April 11, 2006 the Company entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement of $87.6 million (U.S.$75.0 million) aggregate principal amount of new Senior Unsecured Notes. The Notes mature on April 1, 2013

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

10.	SUBSEQUENT EVENTS (Continued)
and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the Notes is payable quarterly beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the Notes occurred on April 18, 2006.
      On May 1, 2006 the Company reached an agreement with the union representing employees at the Grand Rapids, Minnesota mill. The contract covers a term of six years and has been ratified by the union.
      On May 9, 2006, the Company signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, the Company is to provide $2.5 million performance security. In return the Company will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the successful negotiation and execution by all parties of related Operation Agreements and approvals.

11.	U.S. GAAP RECONCILIATION
      As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:
                       (a) Adjustments to assets, liabilities and shareholders’ equity

	March 31	December 31
	2006	2005

Total assets in accordance with Canadian GAAP	$1,558,528	$1,513,002
Write-off of capitalized start-up costs(1)	(4,087)	(4,507)
Intangible asset, arising from minimum pension
liability calculation(2)	12,590	12,590

Total assets in accordance with U.S. GAAP	$1,567,031	$1,521,085

Total liabilities in accordance with Canadian GAAP	$1,119,187	$1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,387)	(1,530)
Minimum pension liability(2)	34,805	34,805
Deferred income taxes relating to minimum pension liability(2)	(7,775)	(7,775)

Total liabilities in accordance with U.S. GAAP	$1,144,830	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$439,341	$415,169
Cumulative translation adjustment(3)	56,837	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,700)	(2,977)
Accumulated other comprehensive loss (Note 8(c)(i))	(71,277)	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$422,201	$397,752

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

11.	U.S. GAAP RECONCILIATION (Continued)

2.	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

3.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.
          (b) Adjustments to earnings

	Three Months Ended March 31

	2006	2005

Net income in accordance with Canadian GAAP	$22,666	$55,120
Reversal of amortization of capitalized start-up costs(1)	420	417
Deferred income taxes relating to capitalized start-up costs(1)	(143)	(148)

Net income in accordance with U.S. GAAP	22,943	55,389

Basic and diluted income per common share in accordance with U.S. GAAP	$1.57	$3.78

Cumulative translation adjustment(2)	1,506	11,002

Comprehensive income in accordance with U.S. GAAP	$24,449	$66,391

Basic and diluted comprehensive income per common share in accordance with U.S. GAAP	$1.67	$4.53

Weighted average number of common shares outstanding	14,649,140	14,649,140

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

3.	The presentation of investment tax credits is different under Canadian GAAP and under U.S. GAAP. In Canadian GAAP such amounts are deducted from the related expense and under U.S. GAAP they are deducted from the income tax provision.
          (c) Other Information Regarding U.S. GAAP

i. Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

11.	U.S. GAAP RECONCILIATION (Continued)

Comprehensive loss arising from minimum pension liability and cumulative translation adjustment:

	March 31	December 31
	2006	2005

Minimum pension liability	$—	$7,926
Deferred income tax (recovery)	—	(2,774)
Cumulative translation adjustment	(1,506)	24,106

	(1,506)	29,258
Accumulated other comprehensive loss, beginning of period	72,783	43,525

Accumulated other comprehensive loss, end of period	$71,277	$72,783

ii. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.” The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. As at March 31, 2006, no applicable abnormal amounts of inventory costs had been incurred. The Company will reflect this Statement in its reconciliation of U.S. GAAP as circumstances arise.

iii. In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will reflect this standard in the U.S. GAAP reconciliation in the event exchanges of non-monetary assets occur.

iv. In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement in the U.S. GAAP reconciliation as such changes in accounting principles occur.

v. In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

11.	U.S. GAAP RECONCILIATION (Continued)

(1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance within the U.S. GAAP reconciliation as circumstances arise.

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS
      On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, the Company’s 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.
      Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At March 31, 2006, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	March 31	December 31
	2006	2005

U.S.$275,000,000 (2005: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$321,200	$319,825
U.S.$153,540,000 (2005: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	179,335	178,567
U.S.$210,000,000 (2005: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	245,280	244,230
U.S.$110,000,000 (2005: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	128,480	127,930

	$874,295	$870,552

      On February 17, 2006 the Company received the required consents from the holders of its U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the Indentures relating to the Notes with the covenant in the indenture relating to the

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Company’s 7.250% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.
      Subsequent to the end of the quarter, the Company issued a further U.S.$75.0 million in Senior Unsecured Notes (see Note 10).
      The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:
Condensed Consolidated Balance Sheet
as at March 31, 2006

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$30,928	$16,029	$827	$34,260	$61,208	$—	$143,252
Other Current Assets	105,116	78,583	284	(17,752)	189,404	(19,773)	335,862
Capital Assets	472,186	432,991	—	—	—	—	905,177
Other Assets	53,586	6,452	—	—	—	11,229	71,267
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent
Company	—	92,186	78,676	1,148	187,966	(359,976)	—
Investment in Subsidiary	1,272,625	14,274	140,817	—	—	(1,427,716)	—

	$1,934,441	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,558,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$49,321	$26,556	$—	$19,895	$58,251	$(22,822)	$131,201
Reforestation Obligation	3,787	—	—	—	—	—	3,787
Due to Related Company	359,973	—	—	—	—	(359,973)	—
Long-Term Debt	863,668	—	—	—	—	—	863,668
Future Income Taxes	100,565	16,292	4,362	(688)	—	—	120,531

	1,377,314	42,848	4,362	19,207	58,251	(382,795)	1,119,187
Preferred Shares	—	—	25,999	—	—	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(56,837)	(56,837)	—	—	—	56,837	(56,837)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	440,351	69,210	89,299	(1,551)	313,298	(470,256)	440,351

	557,127	597,667	293,213	(1,551)	380,327	(1,387,442)	439,341

	$1,934,441	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,558,528

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
Total assets in accordance with Canadian GAAP	$1,934,441	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,558,528
Write-off of capitalized start-up costs(1)	(4,087)	—	—	—	—	—	(4,087)
Intangible asset, arising from minimum pension liability calculation(2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,942,944	$640,515	$323,574	$17,656	$438,578	$(1,796,236)	$1,567,031

Total liabilities in accordance with Canadian GAAP	1,377,314	42,848	30,361	19,207	58,251	(408,794)	1,119,187
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,387)	—	—	—	—	—	(1,387)
Minimum pension liability, net of tax effect(2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,402,957	42,848	30,361	19,207	58,251	(408,794)	$1,144,830

Total shareholders’ equity in accordance with Canadian GAAP	$557,127	$597,667	$293,213	$(1,551)	$380,327	$(1,387,442)	$439,341
Cumulative translation adjustment(3)	56,837	56,837	—	—	—	(56,837)	56,837
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,700)	—	—	—	—	—	(2,700)
Accumulated other comprehensive income (loss) (Note 8(c)(i))	(71,277)	(56,837)	—	—	—	56,837	(71,277)

Total shareholders’ equity in accordance with U.S. GAAP	$539,987	$597,667	$293,213	$(1,551)	$380,327	$(1,387,442)	$422,201

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Operations
For the three months ended March 31, 2006

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$96,788	$—	$29,604	$166,166	$—	$292,558

COSTS AND EXPENSES
Costs of products sold	—	74,153	—	29,717	107,528	—	211,398
Selling and administration	2,573	—	—	—	5,630	—	8,203
Amortization of capital assets	12,076	14,580	—	—	—	—	26,656

	14,649	88,733	—	29,717	113,158	—	246,257

OPERATING EARNINGS	(14,649)	8,055	—	(113)	53,008	—	46,301
FINANCE EXPENSE
Interest	15,706	—	—	—	—	—	15,706
Amortization of finance costs	1,229	—	—	—	—	—	1,229

	16,935	—	—	—	—	—	16,935
EQUITY IN EARNINGS OF SUBSIDIARY	58,972	—	2,631	—	—	(61,603)	—
OTHER INCOME (EXPENSE)	5,212	243	—	(534)	(391)	—	4,530
FOREIGN EXCHANGE LOSS ON LONG TERM DEBT	(3,750)	—	—	—	—	—	(3,750)

INCOME BEFORE INCOME TAXES	28,850	8,298	2,631	(647)	52,617	(61,603)	30,146
INCOME TAX EXPENSE (RECOVERY)	6,185	1,527	(232)	—	—	—	7,480

NET INCOME	$22,665	$6,771	$2,863	$(647)	$52,617	$(61,603)	$22,666

Net income in accordance with Canadian GAAP	$22,665	$6,771	$2,863	$(647)	$52,617	$(61,603)	$22,666
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	277	—	—	—	—	—	277

Net income in accordance with U.S. GAAP	22,942	6,771	2,863	(647)	52,617	(61,603)	22,943
Cumulative translation adjustment(2)	1,506	1,506	—	—	—	(1,506)	1,506

Comprehensive income	$24,448	$8,277	$2,863	$(647)	$52,617	$(63,109)	$24,449

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Cash Flows
For the three months ended March 31, 2006

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$22,665	$6,771	$2,863	$(647)	$52,617	$(61,603)	$22,666
Amounts not affecting cash Amortization of capital assets	12,076	14,580	—	—	—	—	26,656
Amortization of deferred financing costs and fees	1,229	—	—	—	—	—	1,229
Foreign exchange gain on long-term debt	3,750	—	—	—	—	—	3,750
Change in non-current reforestation obligation	(561)	—	—	—	—	—	(561)
Equity in earnings of subsidiary	(58,972)	—	(2,631)	—	—	61,603	—
Future income taxes	(604)	1,061	4,362	(25)	—	—	4,794
Change in non-cash operating working capital	5,713	201,598	(4,673)	(171,751)	(69,835)	—	(38,948)

Cash provided by (used in) operating activities	(14,704)	224,010	(79)	(172,423)	(17,218)	—	19,586

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to related company	—	(210,344)	(3,544)	—	(103,385)	317,273	—
Advances from related company	114,043	—	—	203,230	—	(317,273)	—

Cash provided by (used in) financing activities	114,043	(210,344)	(3,544)	203,230	(103,385)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(40,052)	—	—	—	—	—	(40,052)
Restricted cash	2,186	—	—	—	—	—	2,186
Additions to capital assets	(41,208)	(1,385)	—	—	—	—	(42,593)
Increase in other assets	(3,289)	(173)	—	—	—	—	(3,462)

Cash used in investing activities	(82,363)	(1,558)	—	—	—	—	(83,921)

Effect of foreign exchange rage changes on cash and cash equivalents	(1,614)	—	—	—	—	—	(1,614)

NET CASH INFLOW (OUTFLOW)	15,362	12,108	(3,623)	30,807	(120,603)	—	(65,949)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,566	3,921	4,450	3,453	181,811	—	209,201

CASH AND CASH EQUIVALENTS, END OF YEAR	$30,928	$16,029	$827	$34,260	$61,208	$—	$143,252

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Balance Sheet
as at December 31, 2005

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201
Other Current Assets	72,436	281,486	(67)	(166,022)	108,861	(38,400)	258,294
Capital Assets	437,768	438,128	—	—	—	—	875,896
Other Assets	49,518	5,841	100	—	—	11,182	66,641
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	—	75,132	204,378	84,581	(364,091)	—
Investment in Subsidiary	1,212,147	14,213	138,186	—	—	(1,364,546)	—

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$38,972	$20,893	$4,422	$43,291	$47,542	$(41,431)	$113,689
Reforestation Obligation	4,348	—	—	—	—	—	4,348
Due to Related Company	245,932	118,158	—	—	—	(364,090)	—
Long-Term Debt	859,540	—	—	—	—	—	859,540
Future Income Taxes	105,688	15,231	—	(663)	—	—	120,256

	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833
Preferred Shares	—	—	25,999	—	—	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(58,343)	(58,427)	—	84	—	58,343	(58,343)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained Earnings	417,685	62,440	86,436	(903)	260,682	(408,655)	417,685

	532,955	589,307	290,350	(819)	327,711	(1,324,335)	415,169

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

					Ainsworth
	Ainsworth	Ainsworth	Ainsworth		Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
Total assets in accordance with Canadian GAAP	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002
Write-off of capitalized start-up costs(1)	(4,507)	—	—	—	—	—	(4,507)
Intangible asset, arising from minimum pension liability calculation(2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,795,518	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,521,085

Total liabilities in accordance with Canadian GAAP	1,254,480	154,282	30,421	42,628	47,542	(431,520)	1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,530)	—	—	—	—	—	(1,530)
Minimum pension liability, net of tax effect(2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,279,980	154,282	30,421	42,628	47,542	(431,520)	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$532,955	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$415,169
Cumulative translation adjustment(3)	58,343	58,427	—	(84)	—	(58,343)	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,977)	—	—	—	—	—	(2,977)
Accumulated other comprehensive gain (loss) (Note 26(c)(i))	(72,783)	(58,427)	—	84	—	58,343	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$515,538	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$397,752

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Operations
For the three months ended March 31, 2005

		Ainsworth		Ainsworth
	Ainsworth	Engineered	Ainsworth	Engineered		Ainsworth
	Lumber Co Ltd.	(USA),	Engineered	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	LLC	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor
SALES	$—	$146,985	$—	$198,593	$—	$345,578

COSTS AND EXPENSES
Costs of products sold	—	85,351	—	119,107	—	204,458
Selling and administration	3,109	—	—	4,216	—	7,325
Amortization of capital assets	12,587	12,367	—	—	—	24,954

	15,696	97,718	—	123,323	—	236,737

OPERATING EARNINGS	(15,696)	49,267	—	75,270	—	108,841
FINANCE EXPENSE
Interest	16,250	—	—	—	—	16,250
Amortization of financing costs and fees	1,224	—	—	—	—	1,224

	17,474	—	—	—	—	17,474
EQUITY IN EARNINGS OF SUBSIDIARY	107,487	—	3,728	—	(111,215)	—
OTHER INCOME (EXPENSE)	1,377	(972)	—	(702)	—	(297)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	(5,893)	—	—	—	—	(5,893)

INCOME BEFORE INCOME TAXES	69,801	48,295	3,728	74,568	(111,215)	85,177
INCOME TAX EXPENSE (RECOVERY)	14,681	15,376	—	—	—	30,057

NET INCOME	$55,120	$32,919	$3,728	$74,568	$(111,215)	$55,120

Net income in accordance with Canadian GAAP	$55,120	$32,919	$3,728	$74,568	$(111,215)	$55,120
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	269	—	—	—	—	269

Net income in accordance with U.S. GAAP	55,389	32,919	3,728	74,568	(111,215)	55,389
Cumulative translation adjustment(2)	11,002	11,002	—	—	(11,002)	11,002

Comprehensive income	$66,391	$43,921	$3,728	$74,568	$(122,217)	$66,391

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income (loss) whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements — (Continued)

12.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)
Condensed Consolidated Statement of Cash Flows
For the three months ended March 31, 2005

				Ainsworth
	Ainsworth	Ainsworth	Ainsworth	Engineered		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Canada Limited		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Partnership	Eliminations	Consolidated

		Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$55,120	$32,919	$3,728	$74,568	$(111,215)	$55,120
Amounts not affecting cash
Amortization of capital assets	12,587	12,367	—	—	—	24,954
Amortization of deferred financing costs and fees	1,224	—	—	—	—	1,224
Foreign exchange gain on long-term debt	5,893	—	—	—	—	5,893
Change in non-current reforestation obligation	404	—	—	—	—	404
Equity in earnings of subsidiary	(107,487)	—	(3,728)	—	111,215	—
Future income taxes	26,177	5,500	—	—	—	31,677
Change in non-cash operating working capital	(97,362)	(109,099)	30,799	71,478	—	(104,184)

Cash provided by (used in) operating activities	(103,444)	(58,313)	30,799	146,046	—	15,088

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(43)	—	—	—	—	(43)
Advances to related company	—	—	(30,522)	(25,905)	56,427	—
Advances from related company	2,817	53,610	—	—	(56,427)	—

	2,774	53,610	(30,522)	(25,905)	—	(43)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(23)	—	—	—	—	(23)
Additions to capital assets	(7,140)	(4,846)	—	—	—	(11,986)
Increase in other assets	(767)	(844)	(256)	—	—	(1,867)
Timber licence deposits	(36,249)	—	—	—	—	(36,249)

	(44,179)	(5,690)	(256)	—	—	(50,125)

NET CASH INFLOW (OUTFLOW)	(144,849)	(10,393)	21	120,141	—	(35,080)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$42,110	$6,150	$2,582	$120,141	$—	$170,983

US$75,000,000

Senior Floating Rate Notes
due 2013

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      The articles (the “Articles”) of Ainsworth provide that, subject to the Company Act (British Columbia) and the Articles, the directors shall cause Ainsworth to indemnify: (i) a present or former director of Ainsworth; (ii) a present or former officer of Ainsworth; (iii) a person who acts or has acted as a director or officer of corporation which is a subsidiary of Ainsworth or (if such person acted at the request of Ainsworth) of any other corporation of which Ainsworth is or was a shareholder (each such corporation referred to herein as “such corporation”); and (iv) the respective heirs and legal representatives of each of the persons designated in (i) through (iii) of this paragraph, against all costs, charges and expenses whatsoever, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of Ainsworth or such corporation, provided that the person acted honestly and in good faith with a view to the best interests of the corporation of which the person is or was a director or officer and in the case of a criminal or administrative action or proceeding provided that the person had reasonable grounds for believing that his conduct was lawful or duly authorized. Ainsworth shall apply to the court for all approvals of the court which may be required to make any indemnity referred to in the Articles effective and enforceable.
      A policy of directors’ and officers’ liability insurance is maintained by Ainsworth which insures its directors and officers and those of its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.
      Reference is made to Item 22 for the undertakings of the Registrants with respect to indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”).

Item 21.	Exhibits and Financial Statement Schedules

A.	Exhibits
      The exhibits listed in the exhibits index, appearing elsewhere in this registration statement, have been filed as part of this registration statement.

B.	Financial Statement Schedules
      All schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements and related notes.

Item 22.	Undertakings
      (a) The Registrants hereby undertake: (i) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to: (1) include any prospectus required by section 10(a)(3) of the Securities Act, (2) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (3) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (ii) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; (iv) to file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering and (v) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to the offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness.
      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The Registrants hereby undertake: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (d) The Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, each of the Registrants have duly caused this Amendment No. 1 to the Registration Statement on Form F-4 to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on June 28, 2006.

Ainsworth Lumber Co. Ltd.

By:	/s/ Robert Allen

Name: Robert Allen
Title: Chief Financial Officer

Ainsworth Engineered Corp.

By:	/s/ Robert Allen

Name: Robert Allen
Title: Chief Financial Officer

Ainsworth Engineered (USA), LLC

By:	/s/ Catherine E. Ainsworth

Name: Catherine E. Ainsworth
Title: President and Secretary

Ainsworth Engineered Canada Limited Partnership

By:	/s/ Robert Allen

Ainsworth Lumber Co. Ltd., its General Partner
Name: Robert Allen
Title: Chief Financial Officer

Ainsworth Corp.

By:	/s/ Robert Allen

Name: Robert Allen
Title: Chief Financial Officer and Treasurer

      Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement on Form F-4 has been signed below by or on behalf of the following persons in the capacities indicated on June 28, 2006.
Ainsworth Lumber Co. Ltd. (and Ainsworth Engineered Canada Limited Partnership, of which Ainsworth Lumber Co. Ltd. is the General Partner)

Signature	Title

* Brian E. Ainsworth	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Robert Allen Robert Allen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

D. Allen Ainsworth	President and Director

* Catherine E. Ainsworth	Chief Operating Officer, Secretary and Director

* David Ainsworth	Director

* Susan Ainsworth	Director

* Doug B. Buchanan	Director

* Robert A. Fairweather	Director

K. Gordon Green	Director

* Morley Koffman	Director

* W. Gordon Lancaster	Director
Ainsworth Engineered Corp.

Title

* D. Michael Ainsworth	Executive Vice-President (Principal Executive Officer)

Title

/s/ Robert Allen Robert Allen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Catherine E. Ainsworth	Secretary and Sole Director
Ainsworth Engineered (USA), LLC

Title

* Catherine E. Ainsworth	President, Secretary and Manager (Principal Executive Officer)

/s/ Robert Allen Robert Allen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* George Sleet	Manager

Alan Winters	Manager
Ainsworth Corp.

Title

* Catherine E. Ainsworth	Chief Executive Officer, President, Secretary and Sole Director (Principal Executive Officer)

/s/ Robert Allen Robert Allen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Robert Allen

Name: Robert Allen

Title: Attorney-in-fact

AUTHORIZED U.S. REPRESENTATIVE
      Pursuant to the requirements of Section 6(a) of the Securities Act, the authorized representative has duly caused this Amendment No. 1 to the Registration Statement on Form F-4 to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of each of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Canada Limited Partnership and Ainsworth Engineered Corp. in the United States, in the City of Newark, State of Delaware, on June 28, 2006.

AINSWORTH ENGINEERED (USA), LLC
(Authorized United States Representative)

By:	/s/ Catherine E. Ainsworth

Name: Catherine E. Ainsworth
Title: President, Secretary and Manager

EXHIBIT INDEX

Exhibit
Number		Title

3.1		Notice of Articles of Ainsworth Lumber Co. Ltd.(9)
3.2		Articles of Ainsworth Lumber Co. Ltd.(9)
3.3		Certificate of Amalgamation of Ainsworth Engineered Corp.(7)
3.4		Articles of Association of Ainsworth Engineered Corp.(7)
3.5		Certificate of Formation of Ainsworth Engineered (USA), LLC(8)
3.6		Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC(8)
3	.7*	Articles of Incorporation of Ainsworth Corp.
3	.8*	Bylaws of Ainsworth Corp.
3	.9*	Certificate of Limited Partnership of Ainsworth Engineered Canada Limited Partnership
3	.10*	Limited Partnership Agreement of Ainsworth Engineered Canada Limited Partnership
4.1		Indenture, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and The Bank of New York(10)
4.2		Form of Note (included in Exhibit 4.1)
4.3		Exchange and Registration Rights Agreement, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and Deutsche Bank Securities Inc.(10)
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities
5.2		Opinion of Borden Ladner Gervais LLP as to the legality of the securities
5.3		Opinion of Stewart McKelvey Sterling Scales as to the legality of the securities
5.4		Opinion of Dorsey & Whitney LLP as to the legality of the securities
10.1		Memorandum of Agreement, dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.(2)
10.2		Management and Consulting Agreement, dated April 25, 1999, between Ainsworth Lumber Co. Ltd. and 2468 Holdings Ltd.(4)
10.3		Pulpwood Agreement No. 16, dated April 26, 1990, between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd., as amended(1)
10.4		Forest License A18700, dated March 24, 1998, between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd.(2)
10.5		Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation(4)
10.6		Deciduous Timber Allocation No. DTAF 510001 with respect to High Level(4)
10.7		Deciduous Timber Allocation No. DTAF 110001 with respect to High Level(6)
10.8		Deciduous Timber Allocation No. DTAF 110002 with respect to High Level(6)
10.9		Forest Management Agreement, dated June 25, 2002, among Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.(6)
10.10		Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie(2)
10.11		Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie(4)
10.12		Indenture, dated as of July 10, 1997, among Ainsworth Lumber Co. Ltd., Ainsworth Lumber Inc. and Bank of Montreal Trust Company (the “July Indenture”)(1)
10.13		First Supplemental Indenture, dated as of February 14, 2000, to the July Indenture(3)
10.14		Second Supplemental Indenture, dated as of December 20, 2001, to the July Indenture(6)

Exhibit
Number		Title

10.15		Third Supplemental Indenture, dated as of February 27, 2004, to the July Indenture(6)
10.16		Fourth Supplemental Indenture dated as of May 19, 2004, to the July Indenture(6)
10.17		Fifth Supplemental Indenture, dated as of September 22, 2004, to the July Indenture(8)
10	.18*	Sixth Supplemental Indenture, dated as of January 10, 2005, to the July Indenture
10	.19*	Seventh Supplemental Indenture, dated as of January 31, 2006, to the July Indenture
10.20		Indenture, dated as of March 3, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “March Indenture”)(6)
10.21		First Supplemental Indenture, dated as of May 19, 2004, to the March Indenture(6)
10.22		Second Supplemental Indenture, dated as of September 22, 2004, to the March Indenture(8)
10	.23*	Third Supplemental Indenture, dated as of January 10, 2005, to the March Indenture
10	.24*	Fourth Supplemental Indenture, dated as of January 31, 2006, to the March Indenture
10.25		Fifth Supplemental Indenture, dated as of February 27, 2006, to the March Indenture(9)
10.26		Indenture, dated as of May 19, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “May Indenture”)(6)
10.27		First Supplemental Indenture, dated as of May 19, 2004, to the May Indenture(6)
10.28		Second Supplemental Indenture, dated as of September 22, 2004, to the May Indenture(8)
10	.29*	Third Supplemental Indenture, dated as of January 10, 2005, to the May Indenture
10	.30*	Fourth Supplemental Indenture, dated as of January 31, 2006, to the May Indenture
10.31		Fifth Supplemental Indenture, dated as of February 27, 2006, to the May Indenture(9)
10.32		Indenture, dated as of September 22, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “September Indenture”)(8)
10.33		First Supplemental Indenture, dated as of September 22, 2004, to the September Indenture(8)
10	.34*	Second Supplemental Indenture, dated as of January 10, 2005, to the September Indenture
10	.35*	Third Supplemental Indenture, dated as of January 31, 2006, to the September Indenture
10.36		Share Purchase Agreement, dated April 14, 2004, among Boise Cascade Corporation, Abitibi-Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.(5)
10.37		Asset Purchase Agreement, dated August 25, 2004, between Ainsworth Lumber Co. Ltd. and Potlatch Corporation(8)
10.38		Credit Agreement, dated as of December 14, 2005(9)

Exhibit
Number		Title

10.39		Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between Ainsworth Lumber Co. Ltd. and DEMAC Management Ltd.(9)
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.3		Consent of Borden, Ladner Gervais LLP (included in Exhibit 5.2)
23.4		Consent of Stewart McKelvey Sterling Scales (included in Exhibit 5.3)
23.5		Consent of Dorsey & Whitney LLP (included in Exhibit 5.4)
24	.1*	Powers of Attorney (contained on the signature pages of this Registration Statement)
25.1		Form T-1 Statement of Eligibility of the Trustee
99.1		Form of Letter of Transmittal
99	.2*	Form of Notice of Guaranteed Delivery
99	.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99	.4*	Form of Brokers’ Letter to Clients
99	.5*	Form of Instructions to Registered Holder

*	Previously filed.

(1)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-07346), filed with the Commission on July 30, 1997.

(2)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

(3)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

(4)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. (No. 333-83230), filed with the Commission on February 19, 2002.

(5)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

(6)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-116068), filed with the Commission on June 2, 2004.

(7)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. (No. 333-116068), filed with the Commission on July 15, 2004.

(8)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC (No. 333-119812), filed with the Commission on October 18, 2004.

(9)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(10)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on April 21, 2006.